Barclays

Bank

PLC

1

Exhibit

99.1
Barclays

Bank

PLC

This

exhibit

includes

portions

from

the

previously

published

Results

Announcement

of

Barclays

Bank

PLC

relating

to

the

six

months
ended

30

June

2020,

as

amended

in

part

to

comply

with

the

requirements

of

Regulation

G

and

Item

10(e)

of

Regulation

S-K
promulgated

by

the

US

Securities

and

Exchange

Commission

(SEC),

including

the

reconciliation

of

certain

financial

information

to
comparable

measures

prepared

in

accordance

with

International

Financial

Reporting

Standards

(IFRS).

The

purpose

of

this
document

is

to

provide

such

additional

disclosure

as

required

by

Regulation

G

and

Regulation

S-K

item

10(e),

to

delete

certain
information

not

in

compliance

with

SEC

regulations

and

to

include

reconcil

iations

of

certain

non-IFRS

figures

to

the

most

directly
equivalent

IFRS

figures

for

the

periods

presented.

This

document

does

not

update

or

otherwise

supplement

the

information
contained

in

the

previously

published

Results

Announcement.

Any

reference

to

a

website

in

this

document

is

made

for
informational

purposes

only,

and

information

found

at

such

websites

is

not

incorporated

by

reference

into

this

document.

An

audit

opinion

has

not

been

rendered

in

respect

of

this

document.

Table

of

Contents

Barclays

Bank

PLC

2

Results

Announcement
Page
Notes
3
Financial

Review
4
Risk

Management
●

Risk

Management

and

Principal

Risks

6
●

Credit

Risk

8
●

Market

Risk

16
●

Treasury

and

Capital

Risk

17
Condensed

Consolidated

Financial

Statements

19
Financial

Statement

Notes
25
Other

Information
45
Glossary

of

Terms
46
Capitalisation

and

Indebtedness
69

BARCLAYS

BANK

PLC,

1

CHURCHILL

PLACE,

LONDON,

E14

5HP,

UNITED

KINGDOM.

TELEPHONE:

+44

(0)

20

7116

1000.

COMPANY

NO.

1026167.

Notes

Barclays

Bank

PLC

3

The

term

Barclays

Bank

Group

refers

to

Barclays

Bank

PLC

together

with

its

subsidiaries.

Unless

otherwise

stated,

the

income

statement

analysis

compares
the

six

months

ended

30

June

2020

to

the

corresponding

six

months

of

2019

and

balance

sheet

analysis

as

at

30

June

2020

with

comparatives

relating

to

31
December

2019.

The

abbreviations

‘£m’

and

‘£bn’

represent

millions

and

thousands

of

millions

of

Pounds

Sterling

respectively;

the

abbreviations

‘$m’

and
‘$bn’

represent

millions

and

thousands

of

millions

of

US

Dollars

respectively;

and

the

abbreviations

‘€m’

and

‘€bn’

represent

millions

and

thousands

of
millions

of

Euros

respectively.
There

are

a

number

of

key

judgement

areas,

for

example

impairment

calculations,

which

are

based

on

models

and

which

are

subject

to

ongoing

adjustment
and

modifications.

Reported

numbers

reflect

best

estimates

and

judgements

at

the

given

point

in

time.
Relevant

terms

that

are

used

in

this

document

but

are

not

defined

under

applicable

regulatory

guidance

or

International

Financial

Reporting

Standards

(IFRS)
are

explained

in

the

results

glossary

that

can

be

accessed

at

home.barclays/investor

-relations/reports-and-events/latest-financial-results.
The

information

in

this

announcement,

which

was

approved

by

the

Board

of

Directors

on

28

July

2020,

does

not

comprise

statutory

accounts

within

the
meaning

of

Section

434

of

the

Companies

Act

2006.

Statutory

accounts

for

the

year

ended

31

December

2019,

which

contained

an

unmodified

audit

report
under

Section

495

of

the

Companies

Act

2006

(which

did

not

make

any

statements

under

Section

498

of

the

Companies

Act

2006)

have

been

delivered

to

the
Registrar

of

Companies

in

accordance

with

Section

441

of

the

Companies

Act

2006.
Barclays

Bank

Group

is

a

frequent

issuer

in

the

debt

capital

markets

and

regularly

meets

with

investors

via

formal

road-shows

and

other

ad

hoc

meetings.
Consistent

with

its

usual

practice,

Barclays

Bank

Group

expects

that

from

time

to

time

over

the

coming

half

year

it

will

meet

with

investors

globally

to

discuss
these

results

and

other

matters

relating

to

the

Barclays

Bank

Group.

Forward

-looking

statements
This

document

contains

certain

forward-looking

statements

within

the

meaning

of

Section

21E

of

the

US

Securities

Exchange

Act

of

1934,

as

amended,

and
Section

27A

of

the

US

Securities

Act

of

1933,

as

amended,

with

respect

to

the

Barclays

Bank

Group.

Barclays

cautions

readers

that

no

forward

-looking
statement

is

a

guarantee

of

future

performance

and

that

actual

results

or

other

financial

condition

or

performance

measures

could

differ

materially

from
those

contained

in

the

forward

-looking

statements.

These

fo

rward

-looking

statements

can

be

identified

by

the

fact

that

they

do

not

relate

only

to

historical

or
current

facts.

Forward-looking

statements

sometimes

use

words

such

as

‘may’,

‘will’,

‘seek’,

‘continue’,

‘aim’,

‘anticipate’,

‘target’,

‘projected’,

‘expec

t’,
‘estimate’,

‘intend’,

‘plan’,

‘goal’,

‘believe’,

‘achieve’

or

other

words

of

similar

meaning.

Forward-looking

statements

can

be

made

in

writing

but

also

may

be
made

verbally

by

members

of

the

management

of

the

Barclays

Bank

Group

(including,

without

limitation,

during

management

presentations

to

financial
analysts)

in

connection

with

this

document.

Examples

of

forward

-looking

statements

include,

among

others,

statements

or

guidance

regarding

or

relating

to
the

Barclays

Bank

Group’s

future

financial

position,

income

growth,

assets,

impairment

charges,

provisions,

business

strategy,

capital,

leverage

and

other
regulatory

ratios,

payment

of

dividends

(including

dividend

payout

ratios

and

expected

payment

strategies),

projected

levels

of

growth

in

the

banking

and
financial

markets,

projected

costs

or

savings,

any

commitments

and

targets,

estimates

of

capital

expenditures,

plans

and

objectives

for

future

operations,
projected

employee

numbers,

IFRS

impacts

and

other

statements

that

are

not

historical

fact.

By

their

nature,

forward

-looking

statements

involve

risk

and
uncertainty

because

they

relate

to

future

events

and

circumstances.

The

forward

-looking

statements

speak

only

as

at

the

date

on

which

they

are

made

and
such

statements

may

be

affected

by

changes

in

legislation,

the

development

of

standards

and

interpretations

under

IFRS,

including

evolving

practices

with
regard

to

the

interpretation

and

application

of

accounting

and

regulatory

standards,

the

outcome

of

current

and

future

legal

proceedings

and

regulatory
investigations,

future

levels

of

conduct

provisions,

the

policies

and

actions

of

governmental

and

regulatory

authorities,

geopolitical

risks

and

the

impact

of
competition.

In

addition,

factors

including

(but

not

limited

to)

the

following

may

have

an

effect:

capital,

leverage

and

other

regulatory

rules

applicable

to

past,
current

and

future

periods;

UK,

US,

Eurozone

and

global

macroeconomic

and

business

conditions;

the

effects

of

any

volatility

in

credit

markets;

market
related

risks

such

as

changes

in

interest

rates

and

foreign

exchange

rates;

effects

of

changes

in

valuation

of

credit

market

exposures;

changes

in

valuation

of
issued

securities;

volatility

in

capital

markets;

changes

in

credit

ratings

of

any

entity

within

the

Barclays

Bank

Group

or

any

securities

issued

by

such

entities;
direct

and

indirect

impacts

of

the

coronavirus

(COVID-19)

pandemic;

instability

as

a

result

of

the

exit

by

the

UK

from

the

European

Union

and

the

disruption
that

may

subsequently

result

in

the

UK

and

globally;

and

the

success

of

future

acquisitions,

disposals

and

other

strategic

transactions.

A

number

of

these
influences

and

factors

are

beyond

the

Barclays

Bank

Group’s

control.

As

a

result,

the

Barclays

Bank

Group’s

actual

financial

position,

future

results,

dividend
payments,

capital,

leverage

or

other

regulatory

ratios

or

other

financial

and

non-financial

metrics

or

performance

measures

may

differ

materially

from

the
statements

or

guidance

set

forth

in

the

Barclays

Bank

Group’s

forward

-looking

statements.

Additional

risks

and

factors

which

may

impact

the

Barclays

Bank
Group’s

future

financial

condition

and

performance

are

identified

in

our

filings

with

the

SEC

(including,

without

limitation,

our

Annual

Report

on

Form

20-F

for
the

fiscal

year

ended

31

December

2019

and

our

2020

Interim

Results

Announcement

for

the

six

months

ended

30

June

2020

filed

on

Form

6-K),

which

are
available

on

the

SEC’s

website

at

www.sec.gov.
Subject

to

our

obligations

under

the

applicable

laws

and

regulations

of

any

relevant

jurisdiction,

(including,

without

limitation,

the

UK

and

the

US),

in

relation
to

disclosure

and

ongoing

information,

we

undertake

no

obligation

to

update

publicly

or

revise

any

forward

-looking

statements,

whether

as

a

result

of

new
information,

future

events

or

otherwise.

Financial

Review

Barclays

Bank

PLC

4

Barclays

Bank

Group

results
for

the

half

year

ended
30.06.20 30.06.19
£m £m
%

Change
Total

income
8,637 7,122 21
Credit

impairment

charges
(2,674) (510)

Net

operating

income
5,963 6,612 (10)
Operating

expenses
(4,548) (4,842) 6
Litigation

and

conduct
(19) (68) 72
Total

operating

expenses
(4,567) (4,910) 7
Other

net

income
127 23

Profit

before

tax

1,523 1,725 (12)
Tax

charge
(230) (260) 12
Profit

after

tax
1,293 1,465 (12)
Other

equity

instrument

holders
(333) (294) (13)
Attributable

profit
960 1,171 (18)
As

at

30.06.20
As

at

31.12.19
Balance

sheet

information
£bn £bn
Cash

and

balances

at

central

banks
155.8 125.9
Cash

collateral

and

settlement

assets
130.9 79.5
Loans

and

advances

at

amortised

cost
150.2 141.6
Trading

portfolio

assets
109.5 113.3
Financial

assets

at

fair

value

through

the

income

statement
155.5 129.5
Derivative

financial

instrument

assets
307.7 229.6
Total

assets
1,096.0 876.7
Deposits

at

amortised

cost
245.7 213.9
Cash

collateral

and

settlement

liabilities
113.3 67.7
Financial

liabilities

designated

at

fair

value
222.1 204.4
Derivative

financial

instrument

liabilities
308.0 228.9
As

at

30.06.20
As

at

31.12.19
Capital

and

liquidity

metrics
£bn £bn
Common

equity

tier

1

(CET1)

ratio
1,2
14.3% 13.9%
Barclays

Bank

PLC

DoLSub

liquidity

coverage

ratio
166% 141%
Barclays

Bank

Group

liquidity

pool
234 169

1

Barclays

Bank

PLC

is

currently

regulated

by

the

Prudential

Regulation

Authority

(PRA)

on

a

solo-consolidated

basis.

The

disclosure

above

provides

a

capital

metric

for
Barclays

Bank

PLC

solo-consolidated

.

For

further

information,

refer

to

Treasury

and

Capital

Risk

on

page

17.
2

The

CET

1

ratio

is

calculated

applying

the

IFRS

9

transitional

arrangement

of

the

Capital

Requirements

Regulation

(CRR)

as

amended

by

the

Capital

Requirements
Regulation

II

(CRR

II)

applicable

as

at

the

reporting

date

.

For

further

information

on

the

implementation

of

CRR

II

see

page

17.

Barclays

Bank

Group

Overview
Barclays

Bank

PLC

is

the

non-ring

-fenced

bank

which

forms

part

of

the

Barclays

Group

and

consists

of

Corporate

and

Investment
Bank

(CIB),

Consumer,

Cards

and

Payments

(CC&P)

and

Head

Office.
Group

performance
Barclays

Bank

PLC

continued

to

support

its

customers

and

clients

through

the

COVID

-19

pandemic

by

providing

or

facilitating
lending,

through

the

range

of

support

programmes

which

have

been

introduced,

as

well

as

enabling

the

raising

of

debt

and

equity
financing

in

the

capital

markets

.

Support

actions,

including

over

200k

payment

holidays,

have

also

been

introduced

to

help
customers

and

clients

through

the

difficulties

they

may

be

experiencing.
Profit

before

tax

decreased

12%

to

£1,523m

driven

by

a

£1,105m

decrease

in

CC&P

to

a

loss

before

tax

of

£503m.

This

was

partially
offset

by

a

£750m

increase

in

CIB

to

£2,203m

and

a

lower

loss

in

Head

Office

of

£177m

(H119:

£330m).
●

Total

income

increased

21%

to

£8,637m
–

CIB

income

increased

35%

to

£6,973m

driven

by

a

73%

increase

in

Markets,

reflecting

increased

client

activity,

spread
widening

and

higher

levels

of

volatility,

an

8%

increase

in

Banking

fees,

partially

offset

by

a

17%

decline

in

Corporate

due

to
the

impact

of

losses

on

fair

value

lending

positions

and

losses

on

mark

-to

-market

and

carry

costs

on

related

hedges

in

H120

Financial

Review

Barclays

Bank

PLC

5

–

CC&P

income

decreased

21%

to

£1,742m

as

the

impacts

of

the

COVID

-19

pandemic

resulted

in

lower

balances

on

co-
branded

cards,

margin

compression

and

reduced

payments

activity.

Q220

included

a

c.£100m

valuation

loss

on

Barclays’
preference

shares

in

Visa

Inc.

resulting

from

the

Q220

Supreme

Court

ruling

concerning

charges

paid

by

merchants
–

Head

Office

income

expense

improved

by

65%

to

£78m

mainly

driven

by

lower

legacy

capital

funding

costs
●

Credit

impairment

charges

increased

to

£2,674m

(H119:

£510m)
–

CIB

credit

impairment

charges

increased

to

£1,320m

(H119:

£96m),

reflecting

£591m

in

respect

of

single

name

wholesale
loan

charges

and

impacts

from

the

COVID

-19

scenarios
1
,

partially

offset

by

the

estimated

impact

of

central

bank,
government

and

other

support

measures
–

CC&P

credit

impairment

charges

increased

to

£1,299m

(H119:

£396m)

reflecting

the

impact

from

the

revised

COVID

-19
scenarios,

partially

offset

by

the

estimated

impact

of

central

bank,

government

and

other

support

measures
–

Head

Office

credit

impairment

charges

increased

to

£55m

(H119:

£18m)

due

to

impacts

from

the

COVID

-19

scenarios

on
the

Italian

home

loan

portfolio
●

Total

operating

expenses

decreased

7%

to

£4,567m

–

CIB

total

operating

expenses

decreased

4%

to

£3,462m

due

to

cost

efficiencies

and

discipline

in

the

current

environment
–

CC&P

total

operating

expenses

decre

ased

12%

to

£1,061m

reflecting

cost

efficiencies

and

lower

marketing

spend

due

to

the
impacts

of

the

COVID

-19

pandemic
–

Head

Office

total

operating

expenses

decreased

48%

to

£44m

due

to

lower

litigation

and

conduct

charges
●

Other

net

income

increased

£104m

to

£127m

reflecting

gains

on

disposals

following

the

sale

of

a

number

of

subsidiaries

within
the

Barclays

Group
●

The

tax

charge

for

H120

was

£230m

(H119:

£260m),

representing

an

effective

tax

rate

of

15.1%

(H119:

15.1%)

Balance

sheet,

capital

and

liquidity

●

Cash

and

balances

at

central

banks

increased

£29.9bn

to

£155.8bn

within

the

liquidity

pool
●

Cash

collateral

and

settlement

assets

and

liabilities

increased

£51.4bn

to

£130.9bn

and

£45.6bn

to

£113.3bn

respectively
predominantly

due

to

increased

activity
●

Loans

and

advances

increased

£8.6bn

to

£150.2bn

due

to

increased

lending

within

CIB,

partially

offset

by

lower

card

balances

in
CC&P
●

Financial

assets

at

fair

value

through

the

income

statement

increased

£26.0bn

to

£155.5bn

driven

by

increased

secured

lending
●

Derivative

financial

instrument

assets

and

liabilities

increased

£78.1bn

to

£307.7bn

and

£79.1bn

to

£308.0bn

respectively
driven

by

a

decrease

in

major

interest

rate

curves

and

increased

trading

volumes
●

Deposits

at

amortised

cost

increased

£31.8bn

to

£245.7bn

due

to

CIB

clients

increasing

liquidity
●

Financial

liabilities

designated

at

fair

value

increased

£17.7bn

to

£222.1bn

driven

by

increased

secured

borrowing
●

The

Barclays

Bank

PLC

solo-consolidated

CET1

ratio

as

at

30

June

2020

was

14.3%,

which

is

above

regulatory

capital

minimum
requirements
●

The

Barclays

Bank

Group

liquidity

pool

increased

to

£234bn

(December

2019:

£169bn)

driven

by

customer

deposit

growth

and
actions

to

maintain

a

prudent

funding

and

liquidity

position

in

the

current

environment

1.

See

Measurement

uncertainty,

page

10,

for

a

description

of

the

COVID

-19

Scenarios.

Risk

Management

Barclays

Bank

PLC

6

Risk

management

and

principal

risks
The

roles

and

responsibilities

of

the

business

groups,

Risk

and

Compliance,

in

the

management

of

risk

in

the

firm

are

defined

in

the
Enterprise

Risk

Management

Framework.

The

purpose

of

the

framework

is

to

identify

the

principal

risks

of

Barclays

Bank

Group,
the

process

by

which

Barclays

Bank

Group

sets

its

appetite

for

these

risks

in

its

business

activities,

and

the

consequent

limits

which
it

places

on

related

risk

taking.
The

framework

identifies

eight

principal

risks:

credit

risk;

market

risk;

treasury

and

capital

risk;

operational

risk;

model

risk;

conduct
risk;

reputation

risk;

and

legal

risk.

Further

detail

on

these

risks

and

how

they

are

managed

is

available

in

the

Barclays

Bank

PLC
Annual

Report

2019

(pages

44

to

49)

or

online

at

home.barclays/annualreport.

There

have

been

no

significant

changes

to

these
principal

risks

or

previously

identified

material

existing

and

emerging

risks

in

the

period,

save

that

details

of

an

additional

material
risk

identified

in

H120

which

potentially

impacts

more

than

one

principal

risk

are

set

out

below.
The

following

section

also

gives

an

overview

of

credit

risk,

market

risk,

and

treasury

and

capital

risk

for

the

period.

Risks

relating

to

the

impact

of

COVID

-19

The

COVID

-19

pandemic

has

had,

and

continues

to

have,

a

material

impact

on

businesses

around

the

world

and

the

economic
environments

in

which

they

operate.

There

are

a

number

of

factors

associated

with

the

pandemic

and

its

impact

on

global
economies

that

could

have

a

material

adverse

effect

on

(among

other

things)

the

profitability,

capital

and

liquidity

of

financial
institutions

such

as

Barclays

Bank

Group.

The

COVID

-19

pandemic

has

caused

disruption

to

the

Barclays

Bank

Group's

customers,

suppliers

and

staff

globally.

Most
jurisdictions

in

which

the

Barclays

Bank

Group

operates

have

implemented

severe

restrictions

on

the

movement

of

their

respective
populations,

with

a

resultant

significant

impact

on

economic

activity

in

those

jurisdictions.

These

restric

tions

are

being

determined
by

the

governments

of

individual

jurisdictions

(including

through

the

implementation

of

emergency

powers)

and

impacts

(including
the

timing

of

implementation

and

any

subsequent

lifting

of

restrictions)

may

vary

from

jurisdiction

to

jurisdiction.

It

remains
unclear

how

this

will

evolve

through

2020

(including

whether

there

will

be

subsequent

waves

of

the

COVID

-19

pandemic

and
whether

and

in

what

manner

previously

lifted

restrictions

will

be

re-imposed)

and

the

Barclays

Bank

Group

continues

to

monitor
the

situation

closely.

However,

despite

the

COVID

-19

contingency

plans

established

by

the

Barclays

Bank

Group,

its

ability

to
conduct

business

may

be

adversely

affected

by

disruptions

to

its

infrastructure,

business

processes

and

techno

logy

services,
resulting

from

the

unavailability

of

staff

due

to

illness

or

the

failure

of

third

parties

to

supply

services.

This

may

cause

significant
customer

detriment,

costs

to

reimburse

losses

incurred

by

the

Barclays

Bank

Group’s

customers,

potential

litigation

costs

(including
regulatory

fines,

penalties

and

other

sanctions),

and

reputational

damage.
In

many

of

the

jurisdictions

in

which

the

Barclays

Bank

Group

operates,

schemes

have

been

initiated

by

central

banks,

national
governments

and

regulators

to

provide

financial

support

to

parts

of

the

economy

most

impacted

by

the

COVID

-19

pandemic.

These
schemes

have

been

designed

and

implemented

at

pace,

meaning

lenders

(including

Barclays

)

continue

to

address

operational
issues

which

have

arisen

in

connection

with

the

implementation

of

the

schemes,

including

resolving

the

interaction

between

the
schemes

and

existing

law

and

regulation.

In

addition,

the

details

of

how

these

schemes

will

impact

the

Barclays

Bank

Group’s
customers

and

therefore

the

impact

on

the

Barclays

Bank

Group

remain

s

uncertain

at

this

stage.

However,

certain

actions

(such

as
the

introduction

of

payment

holidays

for

certain

consumer

lending

products

or

the

cancellation

or

waiver

of

fees

associated

with
certain

products

)

may

negatively

impact

the

effective

interest

rate

earned

on

certain

of

the

Barclays

Bank

Group's

portfolios

and
lower

fee

income

being

earned

on

certain

products.

Lower

interest

rates

globally

will

negatively

impact

net

interest

income

earned
on

certain

of

the

Barclays

Bank

Group's

portfolios.

Both

of

these

factors

may

in

turn

negatively

impact

the

Barclays

Bank

Group's
profitability.

Furthermore,

the

introduction

of,

and

participation

in,

central

-

bank

supported

loan

and

other

financing

schemes
introduced

as

a

result

of

the

COVID

-19

pandemic

may

negatively

impact

the

Barclays

Bank

Group's

risk

weighted

assets

(RWAs),
level

of

impairment

and,

in

turn,

capital

position

(particularly

when

any

transitional

relief

applied

to

the

calculation

of

RWAs

and
impairment

exp

ires).

This

may

be

exacerbated

if

the

Barclays

Bank

Group

is

required

by

any

government

or

regulator

to

offer
forbearance

or

additional

financial

relief

to

borrowers

.
As

these

schemes

and

other

financial

support

schemes

provided

by

national

governments

(such

as

job

retention

and

furlough
schemes)

expire,

are

withdrawn

or

are

no

longer

supported,

the

Barclays

Bank

Group

may

experience

a

higher

volume

of

defaults
and

delinquencies

in

certain

portfolios

and

may

initiate

collection

and

enforcement

actions

to

recover

defaulted

debts.

Where
defaulting

borrowers

are

harmed

by

the

Barclays

Bank

Group’s

conduct,

this

may

give

rise

to

civil

legal

proceedings,

including

class
actions,

regulatory

censure,

potentially

significant

fines

and

other

sanctions,

and

reputational

damage.

Other

legal

disputes

may
also

arise

between

the

Barclays

Bank

Group

and

defaulting

borrowers

relating

to

matters

such

as

breaches

or

enforcement

of

legal
rights

or

obligations

arising

under

loan

and

other

credit

agreements.

Adverse

findings

in

any

such

matters

may

result

in

the

Barclays
Bank

Group’s

rights

not

being

enforced

as

intended.

For

further

details

on

legal

risk

and

legal,

competition

and

regulatory

matters,
refer

to

Note

14

on

page

38.
The

actions

taken

by

various

governments

and

central

banks,

in

particular

in

the

United

Kingdom

and

the

United

States,

may
indicate

a

view

on

the

potential

severity

of

any

economic

downturn

and

post

recovery

environment,

which

from

a

commercial,
regulatory

and

risk

perspective

could

be

significantly

different

to

past

crises

and

persist

for

a

prolonged

period.

The

COVID

-19
pandemic

has

led

to

a

weakening

in

GDP

in

most

jurisdictions

in

which

the

Barclays

Bank

Group

operates

and

an

expectation

of
higher

unemployment

and

lower

house

prices

in

those

same

jurisdictions.

These

factors

all

have

a

significant

impact

on

the

Risk

Management

Barclays

Bank

PLC

7

modelling

of

expected

credit

losses

(ECL)

by

the

Barclays

Bank

Group

.

As

a

result,

the

Barclays

Bank

Group

has

experienced

higher
ECLs

during

the

first

half

of

2020

compared

to

prior

periods

and

this

trend

may

continue

in

the

second

half

of

2020.

The

economic
environment

remains

uncertain

and

future

impairment

charges

may

be

subject

to

further

volatility

(including

from

changes

to
macroeconomic

variable

forecasts)

depending

on

the

longevity

of

the

COVID

-19

pandemic

and

related

containment

measures,

as
well

as

the

longer

term

effectiveness

of

central

bank,

government

and

other

support

measures.

For

further

details

on
macroeconomic

variables

used

in

the

calculation

of

ECLs,

refer

to

page

12.

In

addition,

ECLs

may

be

adversely

impacted

by
increased

levels

of

default

for

single

name

exposures

in

certain

sectors

directly

impacted

by

the

COVID

-19

pandemic

(such

as

the

oil
and

gas,

retail,

airline,

and

hospitality

and

leisure

sectors).

Furthermore,

the

Barclays

Bank

Group

relies

on

models

to

support

a

broad

range

of

business

and

risk

management

activities,
including

informing

business

decisions

and

strategies,

measuring

and

limiting

risk,

valuing

exposures

(including

the

calculation

of
impairment),

conducting

stress

testing

and

assessing

capital

adequacy.

Models

are,

by

their

nature,

imperfect

and

incomplete
representations

of

reality

because

they

rely

on

assumptions

and

inputs,

and

so

they

may

be

subject

to

errors

affecting

the

accuracy
of

their

outputs

and/or

misused.

This

may

be

exacerbated

when

dealing

with

unprecedented

scenarios,

such

as

the

COVID

-19
pandemic,

due

to

the

lack

of

reliable

historical

reference

points

and

data.

For

further

details

on

model

risk,

refer

to

page

48

of

the
Barclays

Bank

PLC

Annual

Report

2019.
The

disruptio

n

to

economic

activity

globally

caused

by

the

COVID

-19

pandemic

could

adversely

impact

the

Barclays

Bank

Group's
other

assets

such

as

goodwill

and

intangi

bles,

and

the

value

of

Barclays

Bank

PLC

’s

investments

in

subsidiaries.

It

could

also

impact
the

Barclays

Bank

Group's

income

due

to

lower

lending

and

transaction

volumes

due

to

volatility

or

weakness

in

the

capital
markets.

Other

potential

risks

include

credit

rating

migration

which

could

negatively

impact

the

Barclays

Bank

Group's

RWAs

and
capita

l

position,

and

potential

liquidity

stress

due

to

(among

other

things)

increased

customer

drawdowns,

notwithstanding

the
significant

initiatives

that

governments

and

central

banks

have

put

in

place

to

support

funding

and

liquidity.

Furthermore,

a
significant

increase

in

the

utilisation

of

credit

cards

by

customers

could

have

a

negative

impact

on

the

Barclays

Bank

Group's

RWAs
and

capital

position.
Central

bank

and

government

actions

and

other

support

measures

taken

in

response

to

the

COVID

-19

pandemic

may

also

create
restrictions

in

relation

to

capital.

Restrictions

imposed

by

governments

and/or

regulators

may

further

limit

management’s

flexibility
in

managing

the

business

and

taking

action

in

relation

to

capital

distributions

and

capital

allocation.
Any

and

all

such

events

mentioned

above

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group's

business,

financial
condition,

results

of

operations,

prospects,

liquidity,

capital

position

and

credit

ratings

(including

potential

credit

rating

agency
changes

of

outlooks

or

ratings),

as

well

as

on

the

Barclays

Bank

Group's

customers,

employees

and

suppliers.

Credit

Risk

Barclays

Bank

PLC

8

Loans

and

advances

at

amortised

cost

by

product
The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance

with

stage
allocation

by

asset

classification

.
Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

retail

portfolios,

the
total

impairment

allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure,

as
ECL

is

not

reported

separately.

Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

wholesale
portfolios,

the

impairment

allowance

on

the

undrawn

exposure

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.
Stage

2
As

at

30.06.20
Stage

1
Not

past
due
<=30

days
past

due
>30

days
past

due
Total
Stage

3
Total
1
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
9,670 638 62 179 879 1,142 11,691
Credit

cards,

unsecured

loans

and

other

retail

lending
20,659 6,077 206 348 6,631 2,036 29,326
Wholesale

loans
75,699 33,288 2,961 634 36,883 2,161 114,743
Total
106,028 40,003 3,229 1,161 44,393 5,339 155,760
Impairment

allowance
Home

loans
12 28 11 15 54 350 416
Credit

cards,

unsecured

loans

and

other

retail

lending
456 1,096 86 158 1,340 1,511 3,307
Wholesale

loans
206 654 92 24 770 858 1,834
Total
674 1,778 189 197 2,164 2,719 5,557
Net

exposure
Home

loans
9,658 610 51 164 825 792 11,275
Credit

cards,

unsecured

loans

and

other

retail

lending
20,203 4,981 120 190 5,291 525 26,019
Wholesale

loans
75,493 32,634 2,869 610 36,113 1,303 112,909
Total
105,354 38,225 3,040 964 42,229 2,620 150,203
Coverage

ratio
% % % % % % %
Home

loans
0.1 4.4 17.7 8.4 6.1 30.6 3.6
Credit

cards,

unsecured

loans

and

other

retail

lending
2.2 18.0 41.7 45.4 20.2 74.2 11.3
Wholesale

loans
0.3 2.0 3.1 3.8 2.1 39.7 1.6
Total
0.6 4.4 5.9 17.0 4.9 50.9 3.6
As

at

31.12.19
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
9,604 544 48 82 674 1,056 11,334
Credit

cards,

unsecured

loans

and

other

retail

lending
29,541 3,806 304 340 4,450 2,129 36,120
Wholesale

loans
89,200 6,489 354 672 7,515 1,163 97,878
Total
128,345 10,839 706 1,094 12,639 4,348 145,332
Impairment

allowance
Home

loans
16 24 9 7 40 292 348
Credit

cards,

unsecured

loans

and

other

retail

lending
362 523 99 162 784 1,471 2,617
Wholesale

loans
114 219 8 7 234 383 731
Total
492 766 116 176 1,058 2,146 3,696
Net

exposure
Home

loans
9,588 520 39 75 634 764 10,986
Credit

cards,

unsecured

loans

and

other

retail

lending
29,179 3,283 205 178 3,666 658 33,503
Wholesale

loans
89,086 6,270 346 665 7,281 780 97,147
Total
127,853 10,073 590 918 11,581 2,202 141,636
Coverage

ratio
% % % % % % %
Home

loans
0.2 4.4 18.8 8.5 5.9 27.7 3.1
Credit

cards,

unsecured

loans

and

other

retail

lending
1.2 13.7 32.6 47.6 17.6 69.1 7.2
Wholesale

loans
0.1 3.4 2.3 1.0 3.1 32.9 0.7
Total
0.4 7.1 16.4 16.1 8.4 49.4 2.5

1

Other

financial

assets

subject

to

impairment

excluded

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income,

accrued

income

and

sundry

debtors.

These

have

a

total

gross

exposure

of

£187.1bn

(December

2019:

£125.5bn)

and

impairment

allowance

of
£168m

(December

2019:

£22m).

This

comprises

£33m

(December

2019:

£10m)

ECL

on

£181.7bn

(December

2019:

£124.7bn)

Stage

1

assets,

£20m

(December

2019:

£2m)
on

£5.3bn

(December

2019:

£0.8bn)

Stage

2

fair

value

through

other

comprehensive

income

assets

and

£115m

(December

2019:

£10m)

on

£115m

(December

2019:

£10m)
Stage

3

other

assets.

Loan

commitments

and

financial

guarantee

contracts

have

total

ECL

of

£593m

(December

2019:

£252m).

Credit

Risk

Barclays

Bank

PLC

9

Movement

in

gross

exposures

and

impairment

allowance

including

provisions

for

loan
commitments

and

financial

guarantees

The

following

tables

present

a

reconciliation

of

the

opening

to

the

closing

balance

of

the

exposure

and

impairment

allowance.
Explanation

of

the

terms:

12-month

ECL,

lifetime

ECL

and

credit

-impaired

are

included

in

the

Barclays

Bank

PLC

Annual

Report

2019
on

page

149.

Barclays

Bank

Group

does

not

hold

any

material

purchased

or

originated

credit

-impaired

assets

as

at

period

end.
Transfers

between

stages

in

the

tables

have

been

reflected

as

if

they

had

taken

place

at

the

beginning

of

the

year.

The

movements
are

measured

over

a

6-month

period.

Loans

and

advances

at

amortised

cost
Stage

1
Stage

2
Stage

3
Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
£m £m £m £m £m £m £m £m
Home

loans
As

at

1

January

2020
9,604 16 674 40 1,056 292 11,334 348
Transfers

from

Stage

1

to

Stage

2
(394) (1) 394 1 - - - -
Transfers

from

Stage

2

to

Stage

1
114 3 (114) (3) - - - -
Transfers

to

Stage

3
(64) - (67) (6) 131 6 - -
Transfers

from

Stage

3
17 - 31 1 (48) (1) - -
Business

activity

in

the

year
410 - - - - - 410 -
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
334 (6) 28 22 39 61 401 77
Final

repayments
(351) - (67) (1) (29) (1) (447) (2)
Disposals - - - - - - - -
Write

-offs
1
- - - - (7) (7) (7) (7)
As

at

30

June

2020
2
9,670 12 879 54 1,142 350 11,691 416
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2020
29,541 362 4,450 784 2,129 1,471 36,120 2,617
Transfers

from

Stage

1

to

Stage

2
(3,520) (78) 3,520 78 - - - -
Transfers

from

Stage

2

to

Stage

1
948 134 (948) (134) - - - -
Transfers

to

Stage

3
(153) (10) (397) (171) 550 181 - -
Transfers

from

Stage

3
21 4 50 5 (71) (9) - -
Business

activity

in

the

year
2,416 23 66 11 5 1 2,487 35
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
(3,447) 55 259 824 160 513 (3,028) 1,392
Final

repayments
(1,472) (10) (94) (12) (63) (4) (1,629) (26)
Transfers

to

Barclays

Group
3
(2,182) (16) (92) (25) (47) (41) (2,321) (82)
Disposals
4
(1,493) (8) (183) (20) (71) (45) (1,747) (73)
Write

-offs
1
- - - - (556) (556) (556) (556)
As

at

30

June

2020
2
20,659 456 6,631 1,340 2,036 1,511 29,326 3,307

1

In

H1

2020,

gross

write

-offs

amounted

to

£643m

(H1

2019:

£627m)

and

post

write

-off

recoveries

amounted

to

£1m

(H1

2019:

£47m).

Net

write

-offs

represent

gross
write

-offs

less

post

write

-off

recoveries

and

amounted

to

£642m

(H1

2019:

£580m).
2

Other

financial

assets

subject

to

impairment

excluded

in

the

table

s

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£187.1

bn

(December

2019:

£125.5bn)

and

impairment

allow

ance

of

£168m

(December
2019:

£22m).

This

comprises

£33m

ECL

(December

2019:

£10m)

on

£181.7bn

Stage

1

assets

(December

2019:

£1

24.7bn),

£20m

(December

2019:

£2m)

on

£5.3bn
Stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settlement

assets

(December

2019:

£0.8bn)

and

£115m

(Dece

mber

2019:

£10m)
on

£115m

Stage

3

other

assets

(December

2019:

£10m).
3

Transfers

to

Barclays

Group

reported

within

Credit

cards,

unsecured

loans

and

other

retail

lending

portfolio

includes

the

transfer

of

the

Barclays

Partner

Finance
retail

portfolio

to

Barclays

Principal

Investments

Limited

during

the

period.
4

Disposals

reported

within

Credit

cards,

unsecured

loans

and

other

retail

lending

portfolio

include

sale

of

the

motor

financing

business

from

the

Barclays

Partner
Finance

business.

Credit

Risk

Barclays

Bank

PLC

10

Loans

and

advances

at

amortised

cost
Stage

1
Stage

2
Stage

3
Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
£m £m £m £m £m £m £m £m
Wholesale

loans
As

at

1

January

2020
89,200 114 7,515 234 1,163 383 97,878 731
Transfers

from

Stage

1

to

Stage

2
(24,051) (55) 24,051 55 - - - -
Transfers

from

Stage

2

to

Stage

1
1,589 12 (1,589) (12) - - - -
Transfers

to

Stage

3
(688) (2) (507) (39) 1,195 41 - -
Transfers

from

Stage

3
139 - 109 1 (248) (1) - -
Business

activity

in

the

year
19,309 19 4,128 212 42 12 23,479 243
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
10,474 136 4,791 334 349 539 15,614 1,009
Final

repayments
(20,273) (18) (1,606) (15) (260) (36) (22,139) (69)
Disposals - - (9) - - - (9) -
Write

-offs
1
- - - - (80) (80) (80) (80)
As

at

30

June

2020
2
75,699 206 36,883 770 2,161 858 114,743 1,834
Reconciliation

of

ECL

movement

to

impairment

charge/(release)

for

the

period
£m
Home

loans
75
Credit

cards,

unsecured

loans

and

other

retail

lending
1,319
Wholesale

loans
1,183
ECL

movement

excluding

assets

derecognised

due

to

disposals

and

write-offs
2,577
Recoveries

and

reimbursements
3
(280)
Exchange

and

other

adjustments
4
(103)
Impairment

charge

on

loan

commitments

and

other

financial

guarantees
331
Impairment

charge

on

other

financial

assets
2
149
As

at

30

June

2020
2,674

1

In

H1

2020,

gross

write

-offs

amounted

to

£643m

(H1

2019:

£627m)

and

post

write

-off

recoveries

amounted

to

£1m

(H1

2019:

£47m).

Net

write

-offs

represent

gross
write

-offs

less

post

write

-off

recoveries

and

amounted

to

£642m

(H1

2019:

£580m).
2

Other

financial

assets

subject

to

impairment

excluded

from

the

tables

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through
other

comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£187.1bn

(December

2019:

£125.5bn)

and

impairment

allowance

of

£168m
(December

2019:

£22m).

This

comprises

£33m

ECL

(December

2019:

£10m)

on

£181.7

bn

Stage

1

assets

(December

2019:

£124.7bn),

£20m

(December

2019:

£2m)

on
£5.3bn

Stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settle

ment

assets

(December

2019:

£0.8bn)

and

£115m

(Dece

mber

2019:
£10m)

on

£115m

Stage

3

other

assets

(December

2019:

£10m).

3

Recoveries

and

reimbursements

includes

a

net

gain

in

relation

to

reimbursements

from

guarantee

contracts

held

with

third

parties

of

£279m

and

post

write

off
recoveries

of

£1m.
4

Includes

foreign

exchange

and

interest

and

fees

in

suspense.

Credit

Risk

Barclays

Bank

PLC

11

Loan

commitments

and

financial

guarantees
Stage

1
Stage

2
Stage

3
Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
£m £m £m £m £m £m £m £m
Home

loans
As

at

1

January

2020
34 - - - - - 34 -
Net

transfers

between

stages
- - - - - - - -
Business

activity

in

the

year
136 - - - - - 136 -
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
10 - - - - - 10 -
Limit

management
(19) - - - - - (19) -
As

at

30

June

2020
161 - - - - - 161 -
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2020
78,257 22 2,053 15 67 14 80,377 51
Net

transfers

between

stages
(2,633) 2 2,394 (1) 239 (1) - -
Business

activity

in

the

year
3,641 1 57 - 1 1 3,699 2
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
5,735 16 (74) 27 (273) 7 5,388 50
Limit

management
(5,165) - (261) - (4) (3) (5,430) (3)
As

at

30

June

2020
79,835 41 4,169 41 30 18 84,034 100
Wholesale

loans
As

at

1

January

2020
183,001 63 12,053 97 636 41 195,690 201
Net

transfers

between

stages
(38,412) (22) 37,380 15 1,032 7 - -
Business

activity

in

the

year
24,878 7 3,389 30 107 - 28,374 37
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
10,996 13 794 285 (232) (18) 11,558 280
Limit

management
(36,233) (7) (2,764) (18) (239) - (39,236) (25)
As

at

30

June

2020
144,230 54 50,852 409 1,304 30 196,386 493

Credit

Risk

Barclays

Bank

PLC

12

Measurement

uncertainty
The

Barclays

Bank

Group

uses

a

five-scenario

model

to

calculate

ECL.

Absent

the

conditions

surrounding

the

COVID

-19

pandemic,

a
Baseline

scenario

is

typically

generated

based

on

an

external

consensus

forecast

assembled

from

key

sources,

including

HM
Treasury

(short

and

medium-term

forecasts),

Bloomberg

(based

on

median

of

economic

forecasts)

and

the

Urban

Land

Institute
(for

US

House

Prices).

In

addition,

two

adverse

scenarios

(Downside

1

and

Downside

2)

and

two

favourable

scenarios

(Upside

1

and
Upside

2)

are

derived,

with

associated

probability

weightings.

The

adverse

scenarios

are

typically

calibrated

to

a

similar

severity

to
internal

stress

tests,

whilst

also

considering

IFRS

9

specific

sensitivities

and

non-linearity.

Downside

2

is

typically

benchmarked

to
the

Bank

of

England’s

annual

cyclical

scenarios

and

to

the

most

severe

scenario

from

Moody’s

inventory,

but

is

not

designed

to

be
the

same.

The

favourable

scenarios

are

generally

calibrated

to

be

symmetric

to

the

adverse

scenarios,

subject

to

a

ceiling

calibrated
to

relevant

recent

favourable

benchmark

scenarios.

The

scenarios

include

eight

economic

variables

(GDP,

unemployment,

House
Price

Index

(HPI)

and

base

rates

in

both

the

UK

and

US

markets),

and

expanded

variables

using

statistical

models

based

on

historical
correlations.

The

upside

and

downside

shocks

are

designed

to

evolve

over

a

five-year

stress

horizon,

with

all

five

scenarios
converging

to

a

steady

state

after

approximately

eight

years.

To

calculate

ECL

a

probability

weight

is

assigned

to

each

scenario.

Following

the

onset

of

the

COVID

-19

pandemic,

the

Barclays

Bank

Group

generated

a

Baseline

scenario

in

March

2020

that
reflected

the

most

recent

economic

forecasts

available

in

the

market

(combined

with

internal

assumptions)

and

estimated

impacts
from

significant

support

measures

taken

by

Barclays,

central

banks

and

governments

across

the

Barclays

Bank

Group’s

key

markets.
This

scenario

assumed

a

strong

contraction

in

GDP

and

a

sharp

rise

in

unemployment

in

2020

across

both

the

UK

and

US,

and
required

a

recalibration

of

probability

weights.

This

scenario

was

superseded

by

a

further

revised

Baseline

scenario

generated

in
June

2020,

based

broadly

on

the

latest

economic

forecasts

which

recognise

some

the

impacts

from

the

various

support

measures
still

in

place

across

the

Barclays

Bank

Group’s

key

markets.

Upside

and

downside

scenarios

were

also

regenerated

in

June

2020
(together

with

the

revised

Baseline

scenario,

the

“COVID

-19

Scenarios”).

The

downside

scenarios

reflect

slower

economic

growth
than

the

Baseline

with

social

distancing

measures

continuing

to

drag

GDP.

Economic

growth

begins

to

recover

later

in

2020

in
Downside

1

but

only

in

2021

in

the

Downside

2

scenario.

The

upside

scenarios

reflect

a

fast

er

rebound

in

economic

growth

than

the
Baseline

with

a

sharp

decrease

in

infection

rates

and

an

almost

fully

reopened

economy.

Scenario

weights

were

also

revised

in

June
2020

with

greater

weight

being

applied

to

the

tail

scenarios

(Upside

2

and

Downside

2).

This

reflects

the

significant

range

of
uncertainty

in

the

economic

environment

compared

to

previous

quarters

given

the

conditions

surrounding

the

COVID

-19
pandemic.
The

economic

environment

remains

uncertain

and

future

impairment

charges

may

be

subject

to

further

volatility

(including

from
changes

to

macroeconomic

variable

forecasts)

depending

on

the

longevity

of

the

COVID

-19

pandemic

and

related

containment
measures,

as

well

as

the

longer

term

effectiveness

of

central

bank,

government

and

other

support

measures.
The

tables

on

next

page

show

the

key

macroeconomic

variables

used

in

the

COVID

-19

Baseline

scenario

and

the

probability

weights
applied

to

each

respective

scenario.

Credit

Risk

Barclays

Bank

PLC

13

Baseline

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2020 2021 2022
Expected

Worst
Point

As

at

30.06.20

%

%
%

%
UK

GDP
1
(8.7) 6.1 2.9 (51.4)
UK

unemployment
2
6.6 6.5 4.4 8.0
UK

HPI
3
0.6 2.0 - (1.5)
UK

bank

rate
0.2 0.1 0.1 0.1
US

GDP
1
(4.2) 4.4 (0.3) (30.4)
US

unemployment
4
9.3 7.6 5.5 13.4
US

HPI
5
1.1 1.8 (0.8) (1.9)
US

federal

funds

rate
0.5 0.3 0.3 0.3

1

Avera

ge

Real

GDP

seasonally

adjusted

change

in

year;

expected

worst

point

using

Seasonally

Adjusted

Annual

Rate,

SAAR.
2

Average

UK

unemployment

rate

16-year+.
3

Change

in

average

yearly

UK

HPI

=

Halifax

All

Houses,

All

Buyers

index,

relative

to

prior

year

end;

worst

point

is

based

on

cumulative

drawdown

in

year

relative

to
prior

year

end.
4

Average

US

civilian

unemployment

rate

16-year+.
5

Change

in

average

yearly

US

HPI

=

FHFA

house

price

index,

relative

to

prior

year

end;

worst

point

is

based

on

cumulative

drawdown

in

year

relative

to

prior

year

end.

Scenario

probability

weighting
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

30.06.20
Scenario

probability

weighting
20.3 22.4 25.4 17.5 14.4
As

at

31.12.19
Scenario

probability

weighting
10.1 23.1 40.8 22.7 3.3

Credit

Risk

Barclays

Bank

PLC

14

Macroeconomic

variables

(specific

bases)
1
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
As

at

30.06.20

%

%

%

%

%
UK

GDP
2
32.7 26.4 5.4 1.6 1.2
UK

unemployment
3
3.5 3.6 4.9 9.6 10.9
UK

HPI
4
45.3 27.2 2.3 (15.0) (33.4)
UK

bank

rate
3
0.1 0.1 0.2 0.3 0.2
US

GDP
2
19.1 13.5 3.3 2.0 (3.1)
US

unemployment
3
4.1 4.4 6.3 15.4 18.7
US

HPI
4
32.3 20.9 2.3 (8.8) (19.7)
US

federal

funds

rate
3
0.3 0.3 0.3 0.4 0.4
As

at

31.12.19
UK

GDP
2
4.2 2.9 1.6 0.2 (4.7)
UK

unemployment
3
3.4 3.8 4.2 5.7 8.7
UK

HPI
4
46.0 32.0 3.1 (8.2) (32.4)
UK

bank

rate
3
0.5 0.5 0.7 2.8 4.0
US

GDP
2
4.2 3.3 1.9 0.4 (3.4)
US

unemployment
3
3.0 3.5 3.9 5.3 8.5
US

HPI
4
37.1 23.3 3.0 0.5 (19.8)
US

federal

funds

rate
3
1.5 1.5 1.7 3.0 3.5
As

at

30.06.19
UK

GDP
2
4.5 3.1 1.7 0.3 (4.1)
UK

unemployment
3
3.4 3.9 4.3 5.7 8.8
UK

HPI
4
46.4 32.6 3.2 (0.5) (32.1)
UK

bank

rate
3
0.8 0.8 1.0 2.5 4.0
US

GDP
2
4.8 3.7 2.1 0.4 (3.3)
US

unemployment
3
3.0 3.4 3.7 5.2 8.4
US

HPI
4
36.9 30.2 4.1 - (17.4)
US

federal

funds

rate
3
2.3 2.3 2.7 3.0 3.5

1

UK

GDP

=

Real

GDP

growth

seasonally

adjusted;

UK

unemployment

=

UK

unemployment

rate

16-year+;

UK

HPI

=

Halifax

All

Houses,

All

Buyers

Index;

US

GDP

=

Real
GDP

growth

seasonally

adjusted;

US

unemployment

=

US

civilian

unemployment

rate

16-year+;

US

HPI

=

FHFA

house

price

index.

Forecast

period

based

on

20
quarters

from

Q3

2020.
2

Upside

scenario

is

the

highest

annual

average

growth

rate

based

on

seasonally

adjusted

quarterly

annualised

rate;

5-year

average

in

Baseline;

downside

is

the
lowest

annual

average

growth

rate

based

on

seasonally

adjusted

quarterly

annualised

rate.
3

Lowest

yearly

average

in

Upside

scenarios;

5-year

average

in

Baseline;

highest

yearly

average

in

Downside

scenarios.
4

Cumulative

growth

(trough

to

peak)

in

Upside

scenarios;

5-year

average

in

Baseline;

cumulative

fall

(peak-

to-trough)

in

Downside

scenarios.

Credit

Risk

Barclays

Bank

PLC

15

Macroeconomic

variables

(5-year

averages)
1
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
As

at

30.06.20

%

%

%

%

%
UK

GDP
8.9 7.2 5.4 5.2 2.8
UK

unemployment
4.0 4.3 4.9 6.2 7.2
UK

HPI
7.8 5.0 2.3 (1.4) (5.5)
UK

bank

rate
0.4 0.3 0.2 0.1 0.1
US

GDP
5.9 4.4 3.3 2.7 1.8
US

unemployment
4.4 5.1 6.3 8.4 10.9
US

HPI
5.8 3.9 2.3 (0.5) (3.1)
US

federal

funds

rate
0.6 0.5 0.3 0.3 0.3
As

at

31.12.19
UK

GDP
3.2 2.4 1.6 0.8 (0.7)
UK

unemployment
3.5 3.9 4.2 5.4 7.7
UK

HPI
7.9 5.7 3.1 (1.1) (6.5)
UK

bank

rate
0.5 0.5 0.7 2.5 3.7
US

GDP
3.5 2.8 1.9 1.0 (0.5)
US

unemployment
3.1 3.6 3.9 5.0 7.5
US

HPI
6.5 4.3 3.0 1.3 (3.7)
US

federal

funds

rate
1.6 1.7 1.7 2.9 3.4
As

at

30.06.19
UK

GDP
3.4 2.6 1.7 0.9 (0.6)
UK

unemployment
3.7 4.0 4.3 5.1 7.9
UK

HPI
7.9 5.8 3.2 0.9 (6.4)
UK

bank

rate
0.8 0.8 1.0 2.3 3.7
US

GDP
3.7 3.0 2.1 1.1 (0.5)
US

unemployment
3.1 3.5 3.7 4.7 7.4
US

HPI
6.5 5.4 4.1 2.4 (2.6)
US

federal

funds

rate
2.3 2.3 2.7 3.0 3.4

1

UK

GDP

=

Real

GDP

growth

seasonally

adjusted;

UK

unemployment

=

UK

unemployment

rate

16-year+;

UK

HPI

=

Halifax

All

Houses,

All

Buyers

Index;

US

GDP

=

Real
GDP

growth

seasonally

adjusted;

US

unemployment

=

US

civilian

unemployment

rate

16-year+;

US

HPI

=

FHFA

house

price

index.

For

GDP

and

HPI,

numbers
represent

average

of

seasonally

adjusted

quarterly

annualised

rates.

Forecast

period

based

on

20

quarters

from

Q3

2020”.

Market

Risk

Barclays

Bank

PLC

16

Analysis

of

management

value

at

risk

(VaR

)
The

table

below

shows

the

total

management

VaR

on

a

diversified

basis

by

risk

factor.

Total

management

VaR

includes

all

trading
positions

in

CIB

and

Treasury

within

Barclays

Bank

Group

and

it

is

calculated

with

a

one-

day

holding

period.
Limits

are

applied

against

each

risk

factor

VaR

as

well

as

total

management

VaR,

which

are

then

cascaded

further

by

risk

managers
to

each

business.

Management

VaR

(95%)

by

asset

class
Half

year

ended

30.06.20
Half

year

ended

31.12.19
Half

year

ended

30.06.19
Average High
1
Low
1
Average High
1
Low
1
Average High
1
Low
1

£m £m £m £m £m £m £m £m £m
Credit

risk

22 38 10 13 17 11
11 14 8
Interest

rate

risk

9 17 6 7 11 5
5 9 3
Equity

risk

15 35 6 11 22 5
9 16 5
Basis

risk

9 14 7 9 11 7
7 9 6
Spread

risk

5 9 3 4 5 3
4 5 3
Foreign

exchange

risk

4 7 2 3 5 2
3 5 2
Commodity

risk

1 1 - 1 2 -
1 1 -
Inflation

risk

1 2 1 1 2 1
2 3 2
Diversification

effect
1
(31) n/a n/a (25) n/a n/a (21) n/a n/a
Total

management

VaR
35 57 17 24 29 18 21 26 16

1

Diversification

effects

recognise

that

forecast

losses

from

different

assets

or

businesses

are

unlikely

to

occur

concurrently,

hence

the

expected

aggregate

loss

is

lower
than

the

sum

of

the

expected

losses

from

each

area.

Historical

correlations

between

losses

are

taken

into

account

in

making

these

assessments.

The

high

and

low
VaR

figures

reported

for

each

category

did

not

necessarily

occur

on

the

same

day

as

the

high

and

low

VaR

reported

as

a

whole.

Consequently,

a

divers

ification

effect
balance

for

the

high

and

low

VaR

figures

would

not

be

meaningful

and

is

therefore

omitted

from

the

above

table.

Average

management

VaR

increased

46%

to

£35m

in

H120

(H219:

£24m)

as

elevated

market

volatility

resulted

in

an

increase

in
credit

and

equity

risk.

Treasury

and

Capital

Risk

Barclays

Bank

PLC

17

Funding

and

liquidity

Overview
The

liquidity

pool

increased

to

£234bn

(December

2019:

£169bn)

driven

by

customer

deposit

growth

and

actions

to

maintain

a
prudent

funding

and

liquidity

position

in

the

current

environment.

For

the

purpose

of

liquidity

management,

Barclays

Bank

PLC

and

its

subsidiary

Barclays

Capital

Securities

Limited,

a

UK

broker
dealer

entity,

are

monitored

on

a

combined

basis

by

the

PRA

under

Barclays

Bank

PLC

DoLSub

arrangement.
Liquidity

risk

stress

testing
The

liquidity

risk

stress

assessment

measures

the

potential

contractual

and

contingent

stress

outflows

under

a

range

of

scenarios,
which

are

then

used

to

determine

the

size

of

the

liquidity

pool

that

is

immediately

available

to

meet

anticipated

outflows

if

a

stress
occurs.

The

scenarios

include

a

30

day

Barclays

-specific

stress

event,

a

90

day

market

-wide

stress

event

and

a

30

day

combined
scenario

consisting

of

both

a

Barclays

specific

and

market

-wide

stress

event.

The

CRR

(as

amended

by

CRR

II)

Liquidity

Coverage

rati

o

(LCR)

requirement

takes

into

account

the

relative

stability

of

different
sources

of

funding

and

potential

incremental

funding

requirements

in

a

stress.

The

LCR

is

designed

to

promote

short-term
resilience

of

a

bank’s

liquidity

risk

profile

by

holding

sufficient

high

quality

liquid

assets

to

survive

an

acute

stress

scenario

lasting
for

30

days.

As

at

30

June

2020,

Barclays

Bank

PLC

DoLSub

held

eligible

liquid

assets

well

above

100%

of

the

net

stress

outflows

to

its

internal
and

regulatory

requirements.

The

proportion

of

the

liquidity

pool

between

cash

and

deposits

with

central

banks,

government
bonds

and

other

eligible

securities

is

broadly

similar

to

the

Barclays

Group.

A

significant

portion

of

the

liquidity

pool

is

located

in

Barclays

Bank

PLC

and

Barclays

Bank

Ireland

PLC

.

The

residual

portion

of

the
liquidity

pool,

which

is

predominantly

in

the

US

subsidiaries,

is

held

against

entity-

specific

stress

outflows

and

local

regulatory
requirements.

As

at

As

at

30.06.20 31.12.19
£bn £bn
Barclays

Bank

Group

liquidity

pool

234 169
% %
Barclays

Bank

PLC

DoLSub

liquidity

coverage

ratio
166 141

Treasury

and

Capital

Risk

Barclays

Bank

PLC

18

Capital

and

leverage
Barclays

Bank

PLC

is

currently

regulated

by

the

PRA

on

a

solo-consolidated

basis.

Barclays

Bank

PLC

solo-consolidated

comprises
Barclays

Bank

PLC

plus

certain

additional

subsidiaries,

subject

to

PRA

approval.

The

disclosures

below

provide

key

capital

metrics
for

Barclays

Bank

PLC

solo-consolidated

with

further

information

on

its

risk

profile

to

be

included

in

the

Barclays

PLC

Pillar

3

Report
H1

2020,

expected

to

be

published

on

14

August

2020,

and

which

will

be

available

at

home.barclays/investor

-relations/reports-
and-events

/latest

-financial-results

.

On

27

June

2019,

CRR

II

came

into

force

amending

CRR.

As

an

amending

regulation,

the

existing

provisions

of

CRR

apply

unless

they
are

amended

by

CRR

II.

Certain

aspects

of

CRR

II

are

dependent

on

final

technical

standards

to

be

issued

by

the

European

Banking
Authority

(EBA)

and

adopted

by

the

European

Commission

as

well

as

UK

implementation

of

the

rules.

On

27

June

2020,

CRR

was

further

amended

to

accelerate

specific

CRR

II

measures

and

implement

a

new

IFRS

9

transitional

relief
calculation.

Previously

due

to

be

implemented

in

June

2021,

the

accelerated

measures

primarily

relate

to

the

CRR

leverage
calculation

to

include

additional

settlement

netting

and

limited

changes

to

the

calculation

of

RWAs

.

The

IFRS

9

transitional

arrangements

have

been

extended

by

two

years

and

a

new

modified

calculation

has

been

introduced.

100%
relief

will

be

applied

to

increases

in

stage

1

and

stage

2

provisions

from

1

January

2020

throughout

2020

and

2021;

75%

in

2022;
50%

in

2023;

25%

in

2024

with

no

relief

applied

from

2025.

The

phasing

out

of

transitional

relief

on

the

“day

1”

impact

of

IFRS

9

as
well

as

increases

in

stage

1

and

stage

2

provisions

between

1

January

2018

and

31

December

2019

under

the

modified

calculation
remain

unchanged

and

continue

to

be

subject

to

70%

transitional

relief

throughout

2020;

50%

for

2021;

25%

for

2022

and

with

no
relief

applied

from

2023.

Also

impacting

own

funds

from

30

June

2020

until

31

December

2020

inclusive

are

amendments

to

the

regulatory

technical
standards

on

prudential

valuation

which

include

an

increase

to

diversification

factors

applied

to

certain

additional

valuation
adjustment

s.

The

disclosures

in

the

following

section

reflect

Barclays’

interpretation

of

the

current

rules

and

guidance.

Capital

ratios
1,2,3
As

at
30.06.20
As

at
31.12.19
CET1 14.3% 13.9%
Tier

1

(T1)
17.8% 18.1%
Total

regulatory

capital
21.0% 22.1%

Capital

resources
£m £m
CET1

capital
27,197 22,080
T1

capital
33,781 28,600
Total

regulatory

capital
39,965 34,955
Risk

weighted

assets

(RWAs)
190,049 158,393

Leverage

ratio
1,4
£m £m
CRR

leverage

ratio
4.1% 3.9%
T1

capital
33,781 28,600
CRR

leverage

exposure
817,372 731,715

1

Capital

,

RWAs

and

leverage

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date

.

This

includes
IFRS

9

transitional

arrangements

and

the

grandfathering

of

CRR

and

CRR

II

non-compliant

capital

instruments.

2

The

fully

loaded

CET1

ratio

was

13.8%,

with

£26,116m

of

CET1

capital

and

£189,150

m

of

RWAs

calculated

without

applyin

g

the

transitional

arrangements

of

the

CRR
as

amended

by

CRR

II

applicable

as

at

the

reporting

date

.

3

The

Barclays

PLC

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

Bank

PLC

Tier

2

Contingent

Capital

Notes,

was

14.2%.

For

this
calculation

CET1

capital

and

RWAs

are

calculated

applying

the

transitional

arrangements

under

the

CRR,

including

the

IFRS

9

transitional

arrangements.

The

benefit
of

the

Financial

Services

Authority

(FSA

)

October

2012

interpretation

of

the

transitional

provisions,

relating

to

the

implementation

of

CRD

IV,

expired

in

December
2017.

4

Barclays

Bank

PLC

solo-consolidated

d

isclose

s

the

CRR

Leverage

Ratio

and

has

no

binding

requirement

as

at

30

June

2020.

Had

the

UK

leverage

rules

been

applied,
which

provide

s

a

similar

exclusion

for

qualifying

claims

on

central

banks

as

under

CRR

II,

the

30

June

leverage

exposure

would

have

reduced

to

£713.2bn

and

the
ratio

would

have

increased

to

4.6%.

The

exclusion

for

qualifying

claims

on

central

banks

under

CRR

II

is

subject

to

PRA

approval

for

all

UK

banks

and

as

at

30

June
2020

this

approval

had

not

been

given.

Condensed

Consolidated

Financial

Statements

Barclays

Bank

PLC

19

Condensed

consolidated

income

statement

(unaudited)
Half

year
ended
Half

year
ended
30.06.20 30.06.19
Notes
1
£m £m
Interest

and

similar

income
3,173 3,938
Interest

and

similar

expense
(1,502) (2,117)
Net

interest

income
1,671 1,821
Fee

and

commission

income
3,818 3,790
Fee

and

commission

expense
(939) (961)
Net

fee

and

commission

income
3 2,879 2,829
Net

trading

income
4,225 2,093
Net

investment

income
(146) 337
Other

income
8 42
Total

income
8,637 7,122
Credit

impairment

charges
(2,674) (510)
Net

operating

income
5,963 6,612
Staff

costs
(2,191) (2,354)
Infrastructure,

administration

and

general

expenses
(2,357) (2,488)
Litigation

and

conduct
(19) (68)
Operating

expenses
(4,567) (4,910)
Share

of

post-tax

results

of

associates

and

joint

ventures
1 13
Profit

on

disposal

of

subsidiaries,

associates

and

joint

ventures
126 10
Profit

before

tax
1,523 1,725
Tax

charge
4 (230) (260)
Profit

after

tax
1,293 1,465
Attributable

to:
Equity

holders

of

the

parent
960 1,171
Other

equity

instrument

holders
333 294
Profit

after

tax
1,293 1,465

1

For

notes

to

the

Financial

Statements

see

pages

25

to

44.

Condensed

Consolidated

Financial

Statements

Barclays

Bank

PLC

20

Condensed

consolidated

statement

of

comprehensive

income

(unaudited)
Half

year

ended
Half

year

ended
30.06.20 30.06.19
Notes
1
£m £m
Profit

after

tax
1,293 1,465
Other

comprehensive

income/(loss)

that

may

be

recycled

to

profit

or

loss
2
Currency

translation

reserve
12 1,386 232
Fair

value

through

other

comprehensive

income

reserve
12 137 359
Cash

flow

hedging

reserve
12 1,065 612
Other
(6) -
Other

comprehensive

income

that

may

be

recycled

to

profit
2,582 1,203
Other

comprehensive

income/(loss)

not

recycled

to

profit

or

loss
Retirement

benefit

remeasurements
9 645 (140)
Own

credit
12 496 44
Other

comprehensive

income/(loss)

not

recycled

to

profit

or

loss
1,141 (96)
Other

comprehensive

income

for

the

period
3,723 1,107
Total

comprehensive

income

for

the

period
5,016 2,572

1

For

notes

to

the

Financial

Statements

see

pages

25

to

44.

2

Reported

net

of

tax.

Condensed

Consolidated

Financial

Statements

Barclays

Bank

PLC

21

Condensed

consolidated

balance

sheet

(unaudited)
As

at
As

at
30.06.20 31.12.19
Assets
Notes
1
£m £m
Cash

and

balances

at

central

banks
155,792 125,940
Cash

collateral

and

settlement

balances
130,873 79,486
Loans

and

advances

at

amortised

cost
150,203 141,636
Reverse

repurchase

agreements

and

other

similar

secured

lending
19,811 1,731
Trading

portfolio

assets
109,461 113,337
Financial

assets

at

fair

value

through

the

income

statement
155,540 129,470
Derivative

financial

instruments
307,650 229,641
Financial

assets

at

fair

value

through

other

comprehensive

income
55,161 45,406
Investments

in

associates

and

joint

ventures
30 295
Goodwill

and

intangible

assets
1,250 1,212
Property,

plant

and

equipment
1,654 1,631
Current

tax

assets
984 898
Deferred

tax

assets
4 2,639 2,460
Retirement

benefit

assets
9 2,848 2,108
Other

assets
2,062 1,421
Total

assets
1,095,958 876,672
Liabilities
Deposits

at

amortised

cost
245,737 213,881
Cash

collateral

and

settlement

balances
113,341 67,682
Repurchase

agreements

and

other

similar

secured

borrowing
4,033 2,032
Debt

securities

in

issue
50,496 33,536
Subordinated

liabilities
7 36,965 33,425
Trading

portfolio

liabilities
50,378 35,212
Financial

liabilities

designated

at

fair

value
222,142 204,446
Derivative

financial

instruments
307,989 228,940
Current

tax

liabilities
310 320
Deferred

tax

liabilities
4 1,084 80
Retirement

benefit

liabilities
9 319 313
Other

liabilities
5,385 5,239
Provisions 8 1,085 951
Total

liabilities
1,039,264 826,057
Equity
Called

up

share

capital

and

share

premium
10 2,348 2,348
Other

equity

instruments
11 8,323 8,323
Other

reserves
12 6,319 3,235
Retained

earnings

39,704 36,709
Total

equity
56,694 50,615
Total

liabilities

and

equity
1,095,958 876,672

1

For

notes

to

the

Financial

Statements

see

pages

25

to

44.

Condensed

Consolidated

Financial

Statements

Barclays

Bank

PLC

22

Condensed

consolidated

statement

of

changes

in

equity

(unaudited)
Called

up

share
capital

and
share

premium
1
Other

equity
instruments
1
Other
reserves
1
Retained
earnings Total
Half

year

ended

30.06.20
£m £m £m £m £m
Balance

as

at

1

January

2020
2,348 8,323 3,235 36,709 50,615
Profit

after

tax
- 333 - 960 1,293
Currency

translation

movements
- - 1,386 - 1,386
Fair

value

through

other

comprehensive

income

reserve
- - 137 - 137
Cash

flow

hedges
- - 1,065 - 1,065
Retirement

benefit

remeasurements
- - - 645 645
Own

credit

- - 496 - 496
Other - - - (6) (6)
Total

comprehensive

income

for

the

period
- 333 3,084 1,599 5,016
Other

equity

instruments

coupons

paid
- (333) - - (333)
Equity

settled

share

schemes
- - - 475 475
Vesting

of

Barclays

PLC

shares

under

equity

settled

share
schemes
- - - (289) (289)
Dividends

paid
- - - (263) (263)
Dividends

paid

-

preference

shares
- - - (28) (28)
Capital

contribution

from

Barclays

PLC
- - - 1,500 1,500
Other

movements
- - - 1 1
Balance

as

at

30

June

2020
2,348 8,323 6,319 39,704 56,694
Half

year

ended

31.12.19
Balance

as

at

1

July

2019
2,348 9,402 4,608 36,252 52,610
Profit

after

tax
- 366 - 949 1,315
Currency

translation

movements
- - (776) - (776)
Fair

value

through

other

comprehensive

income

reserve
- - (200) - (200)
Cash

flow

hedges
- - (101) - (101)
Retirement

benefit

remeasurements
- - - (54) (54)
Own

credit
- - (296) - (296)
Other - - - 16 16
Total

comprehensive

income

for

the

period
- 366 (1,373) 911 (96)
Issue

and

exchange

of

other

equity

instruments
- (1,079) - (395) (1,474)
Other

equity

instruments

coupons

paid
- (366) - - (366)
Equity

settled

share

schemes
- - - 194 194
Vesting

of

Barclays

PLC

shares

under

equity

settled

share
schemes
- - - (9) (9)
Dividends

paid
- - - (233) (233)
Dividends

paid

-

preference

shares
(14) (14)
Other

movements
- - - 3 3
Balance

as

at

31

December

2019
2,348 8,323 3,235 36,709 50,615

1

Details

of

share

capital,

other

equity

instruments

and

other

reserves

are

shown

on

pages

25

to

44
.

Condensed

Consolidated

Financial

Statements

Barclays

Bank

PLC

23

Condensed

consolidated

statement

of

changes

in

equity

(unaudited)
Called

up

share
capital

and
share
premium
1
Other

equity
instruments
1
Other
reserves
1
Retained
earnings Total
Non-
controlling
interests
Total
equity
Half

year

ended

30.06.19
£m £m £m £m £m £m £m
Balance

as

at

1

January

2019
2,348 7,595 3,361 34,405 47,709 2 47,711
Profit

after

tax
- 294 - 1,171 1,465 - 1,465
Currency

translation

movements
- - 232 - 232 - 232
Fair

value

through

other

comprehensive

income
reserve
- - 359 - 359 - 359
Cash

flow

hedges
- - 612 - 612 - 612
Retirement

benefit

remeasurements
- - - (140) (140) - (140)
Own

credit
- - 44 - 44 - 44
Total

comprehensive

income

for

the

period
- 294 1,247 1,031 2,572 - 2,572
Issue

or

exchange

of

other

equity

instruments
- 1,807 - (11) 1,796 - 1,796
Other

equity

instruments

coupon

paid
(294) - (294) - (294)
Equity

settled

share

schemes
- - - 198 198 - 198
Vesting

of

Barclays

PLC

shares

under

equity

settled
share

schemes
- - - (340) (340) - (340)
Dividends

paid

-

preference

shares
- - - (27) (27) - (27)
Capital

contribution

from

Barclays

PLC
- - - 995 995 - 995
Other

movements
- - - 1 1 (2) (1)
Balance

as

at

30

June

2019
2,348 9,402 4,608 36,252 52,610 - 52,610

1

Details

of

share

capital,

other

equity

instruments

and

other

reserves

are

shown

on

pages

25

to

44.

Condensed

Consolidated

Financial

Statements

Barclays

Bank

PLC

24

Condensed

consolidated

cash

flow

statement

(unaudited)
Half

year
ended
Half

year
ended
30.06.20 30.06.19
£m £m
Profit

before

tax

1,523 1,725
Adjustment

for

non-cash

items
301 314
Net

increase

in

loans

and

advances

at

amortised

cost
(11,096) (6,368)
Net

increase

in

deposits

at

amortised

cost
32,357 15,553
Net

increase

in

debt

securities

in

issue
16,960 3,188
Changes

in

other

operating

assets

and

liabilities
4,825 (16,727)
Corporate

income

tax

paid
(270) (260)
Net

cash

from

operating

activities
44,600 (2,575)
Net

cash

from

investing

activities
(7,022) (9,094)
Net

cash

from

financing

activities
653 2,552
Effect

of

exchange

rates

on

cash

and

cash

equivalents
7,813 652
Net

increase/(decrease)

in

cash

and

cash

equivalents
46,044 (8,465)
Cash

and

cash

equivalents

at

beginning

of

the

period
156,016 167,357
Cash

and

cash

equivalents

at

end

of

the

period
202,060 158,892

Financial

Statement

Notes

Barclays

Bank

PLC

25

1.

Basis

of

preparation
These

condensed

consolidated

interim

financial

statements

for

the

six

months

ended

30

June

2020

have

been

prepared

in
accordance

with

the

Disclosure

and

Transparency

Rules

(DTR)

of

the

Financial

Conduct

Authority

UK

(FCA)

and

with

IAS

34,

Interim
Financial

Reporting,

as

published

by

the

International

Accounting

Standards

Board

(IASB)

and

adopted

by

the

EU.

The

condensed
consolidated

interim

financial

statements

should

be

read

in

conjunction

with

the

annual

financial

statements

for

the

year

ended

31
December

2019,

which

have

been

prepared

in

accordance

with

IFRSs

as

published

by

the

IASB

and

as

adopted

by

the

EU.

The

accounting

policies

and

methods

of

computation

used

in

these

condensed

consolidated

interim

financial

statements

are

the
same

as

those

used

in

the

Barclays

Bank

PLC

Annual

Report

2019.

1.

Going

concern
The

financial

statements

are

prepared

on

a

going

concern

basis,

as

the

Directors

are

satisfied

that

the

Barclays

Bank

Group

and
parent

company

have

the

resources

to

continue

in

business

for

the

foreseeable

future.

In

making

this

assessment,

the

Directors
have

considered

a

wide

range

of

information

relating

to

present

and

future

conditions,

including

future

projection

s

of

profitability,
capital

requirements

and

capital

resources.

2.

Other

disclosures
The

Credit

risk

disclosures

on

pages

8

to

15

form

part

of

these

interim

financial

statements.

Financial

Statement

Notes

Barclays

Bank

PLC

26

2.

Segmental

reporting

Analysis

of

results

by

business
Corporate

and
Investment

Bank
Consumer,

Cards
and

Payments
Head

Office
Barclays

Bank
Group
Half

year

ended

30.06.20
£m £m £m £m
Total

income
6,973 1,742 (78) 8,637
Credit

impairment

charges
(1,320) (1,299) (55) (2,674)
Net

operating

income/(expenses)
5,653 443 (133) 5,963
Operating

expenses
(3,458) (1,053) (37) (4,548)
Litigation

and

conduct
(4) (8) (7) (19)
Total

operating

expenses
(3,462) (1,061) (44) (4,567)
Other

net

income/(expenses)
1
12 115 - 127
Profit/(loss)

before

tax
2,203 (503) (177) 1,523
As

at

30.06.20
£bn £bn £bn £bn
Total

assets
1,017.1 66.0 12.9 1,096.0

Corporate

and
Investment

Bank
Consumer,

Cards
and

Payments
Head

Office
Barclays

Bank
Group
Half

year

ended

30.06.19
£m £m £m £m
Total

income
5,149 2,193 (220) 7,122
Credit

impairment

charges
(96) (396) (18) (510)
Net

operating

income/(expenses)
5,053 1,797 (238) 6,612
Operating

expenses
(3,589) (1,207) (45) (4,841)
Litigation

and

conduct
(26) (4) (39) (69)
Total

operating

expenses
(3,615) (1,211) (84) (4,910)
Other

net

income/(expenses)
1
15 16 (8) 23
Profit/(loss)

before

tax
1,453 602 (330) 1,725
As

at

31.12.19
£bn £bn £bn £bn
Total

assets
799.6 65.7 11.4 876.7

1

Other

net

income/(expenses)

represents

the

share

of

post

-tax

results

of

associates

and

joint

ventures,

profit

(or

loss)

on

disposal

of

subsidiaries,

associates

and

joint
ventures

and

gains

on

acquisitions.

Split

of

income

by

geographic

region
1
Half

year

ended
Half

year

ended
30.06.20 30.06.19
£m £m
UK 2,835 2,089
Europe 1,240 783
Americas 3,872 3,680
Africa

and

Middle

East
23 41
Asia 667 529
Total

8,637 7,122

1

The

geographical

analysis

is

now

based

on

the

location

of

office

where

the

transactions

are

recorded,

whereas

in

the

prior

year

it

was

based

on

counterparty
location.

The

approach

was

changed

at

year

-end

2019

and

is

better

aligned

to

the

geographical

view

of

the

business

following

the

implementation

of

structural
reform.

Prior

year

comparatives

have

been

restated.

Financial

Statement

Notes

Barclays

Bank

PLC

27

3.

Net

fee

and

commission

income
Fee

and

commission

income

is

disaggregated

below

and

includes

a

total

for

fees

in

scope

of

IFRS

15,

Revenue

from

Contracts

with
Customers:
Corporate

and
Investment

Bank
Consumer,

Cards

and
Payments
Head

Office
Total
Half

year

ended

30.06.20
£m £m £m £m
Fee

type
Transactional

177 968 - 1,145
Advisory 260 46 - 306
Brokerage

and

execution
654 31 - 685
Underwriting

and

syndication
1,468 - - 1,468
Other 35 100 19 154
Total

revenue

from

contracts

with

customers
2,594 1,145 19 3,758
Other

non-contract

fee

income
57 3 - 60
Fee

and

commission

income
2,651 1,148 19 3,818
Fee

and

commission

expense
(441) (497) (1) (939)
Net

fee

and

commission

income
2,210 651 18 2,879

Corporate

and
Investment

Bank
Consumer,

Cards

and
Payments
Head

Office
Total
Half

year

ended

30.06.19
£m £m £m £m
Fee

type
Transactional

185 1,168 - 1,353
Advisory 364 41 - 405
Brokerage

and

execution
512 24 - 536
Underwriting

and

syndication
1,240 - - 1,240
Other 62 124 16 202
Total

revenue

from

contracts

with

customers
2,363 1,357 16 3,736
Other

non-contract

fee

income
54 - - 54
Fee

and

commission

income
2,417 1,357 16 3,790
Fee

and

commission

expense
(350) (611) - (961)
Net

fee

and

commission

income
2,067 746 16 2,829

Transactional

fees

are

service

charges

on

deposit

accounts,

cash

management

services

and

transactional

processing

fees.

This
includes

interchange

and

merchant

fee

income

generated

from

credit

and

bank

card

usage.

Advisory

fees

are

generated

from

asset

management

services

and

advisory

services

related

to

mergers,

acquisitions

and

financial
restructuring.

Brokerage

and

execution

fees

are

earned

for

executing

client

transactions

with

exchanges

and

over

-the-counter

markets

and
assisting

clients

in

clearing

transactions.

Underwriting

and

syndication

fees

are

earned

for

the

distribution

of

client

equity

or

debt

securities,

and

the

arrangement

and
administration

of

a

loan

syndication.

This

includes

commitment

fees

to

provide

loan

financing.

Financial

Statement

Notes

Barclays

Bank

PLC

28

4.

Tax

The

tax

charge

for

H120

was

£230m

(H119:

£260m),

representing

an

effective

tax

rate

of

15.1%

(H119:

15.1%).

As

at
As

at
30.06.20 31.12.19
Deferred

tax

assets

and

liabilities
£m £m
USA 2,168 2,052
Other

territories

471 408
Deferred

tax

assets
2,639 2,460
Deferred

tax

liabilities

-

UK
(1,084) (80)
Analysis

of

deferred

tax

assets
Temporary

differences
2,184 1,937
Tax

losses
455 523
Deferred

tax

assets
2,639 2,460

5.

Dividends

on

ordinary

shares

Half

year

ended

30.06.20
Half

year

ended

30.06.19
Dividends

paid

during

the

period
£m

£m

Ordinary

shares
263 -
Preference

shares
28 27
Total 291 27

A

dividend

of

£263m

was

paid

on

25

March

2020

by

Barclays

Bank

PLC

to

its

parent

Barclays

PLC.

This

was

prior

to

the
announcement

made

by

the

PRA

on

31

March

2020

that

capital

be

preserved

for

use

in

serving

Barclays

customers

and

clients
through

the

extraordinary

challenges

presented

by

the

COVID

-19

pandemic.

As

part

of

a

response

to

this

announcement,

Barcl

ays
PLC

took

steps

to

provide

additional

capital

to

Barclays

Bank

PLC

as

part

of

the

£1.5bn

of

capital

contributions

made

during

H120.

Financial

Statement

Notes

Barclays

Bank

PLC

29

6.

Fair

value

of

financial

instruments
This

section

should

be

read

in

conjunction

with

Note

16,

Fair

value

of

financial

instruments

of

the

Barclays

Bank

PLC

Annual

Report
2019

and

Note

1,

Basis

of

preparation

on

page

25,

which

provides

more

detail

about

accounting

policies

adopted,

valuation
methodologies

used

in

calculating

fair

value

and

the

valuation

control

framework

which

governs

oversight

of

valuations.

There
have

been

no

changes

in

the

accounting

policies

adopted

or

the

valuation

methodologies

used.

Valuation
The

following

table

shows

Barclays

Bank

Group’s

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

valuation
technique

(fair

value

hierarchy)

and

balance

sheet

classification:

Valuation

technique

using
Quoted

market
prices
Observable
inputs
Significant
unobservable
inputs
(Level

1)
(Level

2)
(Level

3)
Total
As

at

30.06.20
£m £m £m £m
Trading

portfolio

assets
49,106 57,277 3,078 109,461
Financial

assets

at

fair

value

through

the

income

statement
1,824 148,894 4,822 155,540
Derivative

financial

instruments
8,761 291,142 7,747 307,650
Financial

assets

at

fair

value

through

other

comprehensive

income
13,172 41,642 347 55,161
Investment

property
- - 10 10
Total

assets
72,863 538,955 16,004 627,822
Trading

portfolio

liabilities
(31,333) (19,045) - (50,378)
Financial

liabilities

designated

at

fair

value
(123) (221,664) (355) (222,142)
Derivative

financial

instruments
(8,445) (290,612) (8,932) (307,989)
Total

liabilities
(39,901) (531,321) (9,287) (580,509)
As

at

31.12.19
Trading

portfolio

assets
59,968 51,105 2,264 113,337
Financial

assets

at

fair

value

through

the

income

statement
10,300 115,008 4,162 129,470
Derivative

financial

instruments
5,439 221,048 3,154 229,641
Financial

assets

at

fair

value

through

other

comprehensive

income
11,577 33,400 429 45,406
Investment

property
- - 13 13
Total

assets
87,284 420,561 10,022 517,867
Trading

portfolio

liabilities
(19,645) (15,567) - (35,212)
Financial

liabilities

designated

at

fair

value
(82) (204,021) (343) (204,446)
Derivative

financial

instruments
(5,305) (219,646) (3,989) (228,940)
Total

liabilities
(25,032) (439,234) (4,332) (468,598)

Financial

Statement

Notes

Barclays

Bank

PLC

30

The

following

table

shows

Barclays

Bank

Group’s

Level

3

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

product
type:
As

at

30.06.20
As

at

31.12.19
Assets

Liabilities
Assets

Liabilities
£m £m £m £m
Interest

rate

derivatives

4,152 (3,772) 605 (812)
Foreign

exchange

derivatives

655 (588) 291 (298)
Credit

derivatives
193 (456) 539 (342)
Equity

derivatives

2,730 (4,099) 1,710 (2,528)
Commodity

derivatives

17 (17) 9 (9)
Corporate

debt

516 - 521 -
Reverse

repurchase

and

repurchase

agreements

- (176) - (167)
Non-asset

backed

loans

4,827 - 3,280 -
Asset

backed

securities

740 - 756 -
Equity

cash

products

1,145 - 1,228 -
Private

equity

investments
126 - 112 -
Other
1
903 (179) 971 (176)
Total 16,004 (9,287) 10,022 (4,332)

1

Other

includes

commercial

real

estate

loans,

fund

and

fund

-linked

products,

asset

backed

loans,

issued

debt,

commercial

paper,

government

sponsored

debt

and
investment

property.

Assets

and

liabilities

reclassified

between

Level

1

and

Level

2
During

the

period,

there

were

no

material

transfers

between

Level

1

and

Level

2

(period

ended

December

2019:

no

material
transfers

between

Level

1

and

Level

2).

Level

3

movement

analysis
The

following

table

summarises

the

movements

in

the

balances

of

Level

3

assets

and

liabilities

during

the

period.

The

table

shows
gains

and

losses

and

includes

amounts

for

all

financial

assets

and

liabilities

that

are

held

at

fair

value

transferred

to

and

from

Level
3

during

the

period.

Transfers

have

been

reflected

as

if

they

had

taken

place

at

the

beginning

of

the

year.
Asset

and

liability

moves

between

Level

2

and

Level

3

are

primarily

due

to

i)

an

increase

or

decrease

in

observable

market

activity
relat

ed

to

an

input

or

ii)

a

change

in

the

significance

of

the

unobservable

input,

with

assets

and

liabilities

classified

as

Level

3

if

an
unobservable

input

is

deemed

significant.

Financial

Statement

Notes

Barclays

Bank

PLC

31

Level

3

movement

analysis
Purchases Sales Issues
Settle

-
ments
Total

gains

and

losses
in

the

period
recognised

in

the
income

statement
Total

gains
or

losses
recognised
in

OCI
Transfers
As

at
30.06.20
As

at
01.01.20
Trading
income
Other
income In Out
£m £m £m £m £m £m £m £m £m £m £m
Corporate

debt
120 25

-

-

-

(26)

-

-

4 (17) 106
Non-asset

backed

loans
974 1,927 (740)

-

(4) (111)

-

-

97 (320) 1,823
Asset

backed

securities
656 249 (224)

-

(76) (12)

-

-

41 (11) 623
Equity

cash

products
392 2 (4)

-

-

(67)

-

-

28 (4) 347
Other 122 47

-

-

-

2

-

-

8

-

179
Trading

portfolio

assets
2,264 2,250 (968)

-

(80) (214)

-

-

178 (352) 3,078
Non-asset

backed

loans
1,964 1,050 (270)

-

(112) 110

-

-

-

-

2,742
Equity

cash

products
835 14

-

-

-

(22) (29)

-

-

-

798
Private

equity

investments
113 1 (2)

-

-

2 4

-

20 (12) 126
Other 1,250 1,865 (2,017)

-

(13) (8) 55

-

24

-

1,156
Financial

assets

at

fair

value
through

the

income

statement
4,162 2,930 (2,289)

-

(125) 82 30

-

44 (12) 4,822
Non-asset

backed

loans
343 79

-

-

(157)

-

-

(3)

-

-

262
Asset

backed

securities
86

-

(1)

-

-

1

-

(1)

-

-

85
Financial

assets

at

fair

value
through

other

comprehensive
income
429 79 (1)

-

(157) 1

-

(4)

-

-

347
Investment

property
13

-

(1)

-

-

-

(2)

-

2 (2) 10
Trading

portfolio

liabilities

-

-

-

-

-

-

-

-

-

-

-

Issued

debt
(146)

-

-

(3)

-

-

-

-

(22) 14 (157)
Other (197)

-

-

-

-

(12) (1)

-

-

12 (198)
Financial

liabilities
designated

at

fair

value
(343)

-

-

(3)

-

(12) (1)

-

(22) 26 (355)
Interest

rate

derivatives
(206) 17

-

-

10 268 1

-

300 (10) 380
Foreign

exchange

derivatives
(7)

-

-

-

(12) 89

-

-

5 (8) 67
Credit

derivatives
198 (258) 11

-

(376) 151 1

-

2 8 (263)
Equity

derivatives
(820) (447) (1)

-

17 (90)

-

-

(5) (23) (1,369)
Commodity

derivatives

-

-

-

-

-

-

-

-

-

-

-

Net

derivative

financial
instruments
1
(835) (688) 10

-

(361) 418 2

-

302 (33) (1,185)
Total 5,690 4,571 (3,249) (3) (723) 275 29 (4) 504 (373) 6,717

1

Derivative

financial

instruments

are

represented

on

a

net

basis.

On

a

gross

basis,

derivative

financial

assets

were

£7,747m

and

derivative

financial

liabilities

were
£8,932m.

Financial

Statement

Notes

Barclays

Bank

PLC

32

Level

3

movement

analysis
Purchases Sales Issues
Settle-
ments
Total

gains

and
losses

in

the

period
recognised

in

the
income

statement
Transfers
As

at
30.06.19
As

at
01.01.19
Trading
income
Other
income In Out
£m £m £m £m £m £m £m £m £m £m
Government

and

government
sponsored

debt
14 2

-

-

-

-

-

-

(14) 2
Corporate

debt
388 70 (24)

-

(31) 14

-

32 (74) 375
Non-asset

backed

loans
2,263 1,235 (1,260)

-

(19) 12

-

19 (90) 2,160
Asset

backed

securities
664 81 (127)

-

-

5

-

16 (29) 610
Equity

cash

products
136 48 (13)

-

-

(2)

-

116 (20) 265
Other 148

-

-

-

(1) (10)

-

-

(1) 136
Trading

portfolio

assets
3,613 1,436 (1,424)

-

(51) 19

-

183 (228) 3,548
Non-asset

backed

loans
1,836 2

-

-

(132) 70

-

-

(1) 1,775
Equity

cash

products
559 9

-

-

(10) 4 178

-

-

740
Private

equity

investments
191 4 (3)

-

(1)

-

(6)

-

-

185
Other 2,064 2,334 (2,619)

-

(2) 17 9 24 (840) 987
Financial

assets

at

fair

value
through

the

income

statement
4,650 2,349 (2,622)

-

(145) 91 181 24 (841) 3,687
Non-asset

backed

loans
353 48

-

-

(55)

-

-

-

(218) 128
Asset

backed

securities

-

40

-

-

-

-

-

-

-

40
Equity

cash

products
2

-

-

-

-

-

-

-

-

2
Financial

assets

at

fair

value
through

other

comprehensive
income
355 88

-

-

(55)

-

-

-

(218) 170
Investment

property
9

-

-

-

-

-

(1)

-

-

8
Trading

portfolio

liabilities
(3)

-

-

-

-

2

-

(5)

-

(6)

-

Certificates

of

deposit,

commercial
paper

and

other

money

market
instruments
(10)

-

-

-

1

-

(1) (11)

-

(21)
Issued

debt
(251)

-

-

(16) 1 5

-

(3) 1 (263)
Financial

liabilities

designated

at
fair

value
(261)

-

-

(16) 2 5 (1) (14) 1 (284)
Interest

rate

derivatives
22 (3)

-

-

76 116

-

(107) 145 249
Foreign

exchange

derivatives
7

-

-

-

(12) (41)

-

(51) 17 (80)
Credit

derivatives
1,050 (63) 4

-

(3) 86

-

2 3 1,079
Equity

derivatives
(607) (122) (5)

-

23 89

-

(16) 292 (346)
Commodity

derivatives

-

-

-

-

-

-

-

-

-

-

Net

derivative

financial
instruments
1
472 (188) (1)

-

84 250

-

(172) 457 902
Total 8,835 3,685 (4,047) (16) (165) 367 179 16 (829) 8,025

1

Derivative

financial

instruments

are

presented

on

a

net

basis.

On

a

gross

basis,

derivative

financial

assets

were

£5,701m

and

derivative

financial

liabilities

were
£4,799m.

Financial

Statement

Notes

Barclays

Bank

PLC

33

Unrealised

gains

and

losses

on

Level

3

financial

assets

and

liabilities
The

following

table

discloses

the

unrealised

gains

and

losses

recognised

in

the

period

arising

on

Level

3

financial

assets

and
liabilities

held

at

the

period

end.

Half

year

ended

30.06.20
Half

year

ended

30.06.19
Income

statement
Other
compre-
hensive
income Total
Income

statement
Other
compre-
hensive
income Total
Trading
income
Other
income
Trading
income
Other
income
£m £m £m £m £m £m £m £m
Trading

portfolio

assets
(177) - - (177) 21 - - 21
Financial

assets

at

fair

value

through

the

income
statement 126 (24) - 102 75 178 - 253
Financial

assets

at

fair

value

through

other
comprehensive

income
- - (2) (2) - - - -
Investment

properties
- (2) - (2) - (1) - (1)
Trading

portfolio

liabilities
- - - - 2 - - 2
Financial

liabilities

designated

at

fair

value
(16) (1) - (17) 6 - - 6
Net

derivative

financial

instruments

248 - - 248 212 - - 212
Total 181 (27) (2) 152 316 177 - 493

Valuation

techniques

and

sensitivity

analysis
Sensitivity

analysis

is

performed

on

products

with

significant

unobservable

inputs

(Level

3)

to

generate

a

range

of

reasonably
possible

alternative

valuations.

The

sensitivity

methodologies

applied

take

account

of

the

nature

of

valuation

techniques

used,

as
well

as

the

availability

and

reliability

of

observable

proxy

and

historical

data

and

the

impact

of

using

alternative

models.

Sensitivity

analysis

of

valuations

using

unobservable

inputs
As

at

30.06.20
As

at

31.12.19
Favourable

changes
Unfavourable

changes
Favourable

changes
Unfavourable

changes
Income
statement Equity
Income
Statement Equity
Income
statement Equity
Income
Statement Equity
£m £m £m £m £m £m £m £m
Interest

rate

derivatives
138 - (256) - 44 - (127) -
Foreign

exchange

derivatives
7 - (11) - 5 - (7) -
Credit

derivatives
127 - (109) - 73 - (47) -
Equity

derivatives
151 - (158) - 114 - (119) -
Commodity

derivatives
- - - - - - - -
Corporate

debt
23 - (23) 11 - (16) -
Non-asset

backed

loans
159 4 (322) (4) 125 8 (228) (8)
Equity

cash

products
164 - (206) - 123 - (175) -
Private

equity

investments
18 - (19) - 16 - (25) -
Other
1
2 - (2) - 1 - (1) -
Total 789 4 (1,106) (4) 512 8 (745) (8)

1

Other

includes

commercial

real

estate

loans,

fund

and

fund

-linked

products,

asset

backed

loans,

issued

debt,

commercial

paper,

government

sponsored

debt

and
investment

propert

y.
The

effect

of

stressing

unobservable

inputs

to

a

range

of

reasonably

possible

alter

natives,

alongside

considering

the

impact

of

using
alternative

models,

would

be

to

increase

fair

values

by

up

to

£793m

(December

2019:

£520m)

or

to

decrease

fair

values

by

up

to
£1,110m

(December

2019:

£753m)

with

substantially

all

the

potential

effect

impacting

profit

and

loss

rather

than

reserves.

Financial

Statement

Notes

Barclays

Bank

PLC

34

Significant

unobservable

inputs
The

valuation

techniques

and

significant

unobservable

inputs

for

assets

and

liabilities

recognised

at

fair

value

and

classified

as

Level
3

are

consistent

with

Note

16,

Fair

value

of

financial

instruments

in

the

Barclays

Bank

PLC

Annual

Report

2019.

The

description

of
the

significant

unobservable

inputs

and

the

sensitivity

of

fair

value

measurement

of

the

instruments

categorised

as

Level

3

assets

or
liabilities

to

increases

in

significant

unobservable

inputs

is

also

found

in

Note

16,

Fair

value

of

financial

instruments

of

the

Barclays
Bank

PLC

Annual

Report

2019.

Fair

value

adjustments
Key

balance

sheet

valuation

adjustments

are

quantified

below:
As

at
As

at
30.06.20 31.12.19
£m £m
Exit

price

adjustments

derived

from

market

bid-offer

spreads
(564) (420)
Uncollateralised

derivative

funding
(181) (57)
Derivative

credit

valuation

adjustments
(378) (135)
Derivative

debit

valuation

adjustments
148 155

●

Exit

price

adjustments

derived

from

market

bid-offer

spreads

increased

by

£144m

to

£564m

as

a

result

of

movements

in

market
bid

offer

spreads.
●

Uncollateralised

derivative

funding

increased

by

£124m

to

£181m

as

a

result

of

widening

input

funding

spreads

and

an

update
to

methodology.
●

Derivative

credit

valuation

adjust

ments

increased

by

£243m

to

£378m

as

a

result

of

widening

input

counterparty

credit
spreads.
●

Derivative

debit

valuation

adjustments

decreased

by

£7m

to

£148m

as

a

result

of

widening

input

Barclays

Bank

PLC

credit
spreads

and

an

update

to

methodology.

Portfolio

exemption
Barclays

Bank

Group

uses

the

portfolio

exemption

in

IFRS

13,

Fair

Value

Measurement

to

measure

the

fair

value

of

groups

of
financial

assets

and

liabilities.

Instruments

are

measured

using

the

price

that

would

be

received

to

sell

a

net

long

position

(i.e.

an
asset)

for

a

particular

risk

exposure

or

to

transfer

a

net

short

position

(i.e.

a

liability)

for

a

particular

risk

exposure

in

an

orderly
transaction

between

market

participants

at

the

balance

sheet

date

under

current

market

conditions.

Accordingly,

the

Barclays

Bank
Group

measures

the

fair

value

of

the

group

of

financial

assets

and

liabilities

consistently

with

how

market

participants

would

price
the

net

risk

exposure

at

the

measurement

date.

Unrecognised

gains

as

a

result

of

the

use

of

valuation

models

using

unobservable

inputs
The

amount

that

has

yet

to

be

rec

ognised

in

income

that

relates

to

the

difference

between

the

transaction

price

(the

fair

value

at
initial

recognition)

and

the

amount

that

would

have

arisen

had

valuation

models

using

unobservable

inputs

been

used

on

initial
recognition,

less

amounts

subsequently

recognised,

is

£101m

(December

2019:

£100m)

for

financial

instruments

measured

at

fair
value

and

£31m

(December

2019

:

£31m)

for

financial

instruments

carried

at

amortised

cost.

There

are

additions

of

£11m
(December

2019:

£40m)

and

amortisation

and

releases

of

£10m

(December

2019:

£67m)

for

financial

instruments

measured

at

fair
value

and

additions

of

£1m

(December

2019:

£2m)

and

amortisation

and

releases

of

£1m

(December

2019:

£2m)

for

financial
instruments

carried

at

amortised

cost

.

Third

party

credit

enhancements
Structured

and

brokered

certificates

of

deposit

issued

by

Barclays

Bank

Group

are

insured

up

to

$250,000

per

depositor

by

the
Federal

Deposit

Insurance

Corporation

(FDIC)

in

the

United

States.

The

FDIC

is

funded

by

premiums

that

the

Barclays

Bank

Group

and
other

banks

pay

for

deposit

insurance

coverage.

The

carrying

value

of

these

issued

certificates

of

deposit

that

are

designated

under
the

IFRS

9

fair

value

option

includes

this

third

party

credit

enhancement.

The

on-balance

sheet

value

of

these

brokered

certificates

of
deposit

amounted

to

£3,162m

(December

2019:

£3,218m).

Financial

Statement

Notes

Barclays

Bank

PLC

35

Comparison

of

carrying

amounts

and

fair

values

for

assets

and

liabilities

not

held

at

fair

value
Valuation

methodologies

employed

in

calculating

the

fair

value

of

financial

assets

and

liabilities

measured

at

amortised

cost

are
consistent

with

the

Barclays

Bank

PLC

Annual

Report

2019

disclosure.

The

following

table

summarises

the

fair

value

of

financial

assets

and

liabilities

measured

at

amortised

cost

on

the

Barclays

Bank
Group’s

balance

sheet:

As

at

30.06.20
As

at

31.12.19
Carrying
amount
Fair

value
Carrying
amount
Fair

value
Financial

assets
£m £m £m £m
Loans

and

advances

at

amortised

cost
150,203 149,511 141,636 141,251
Reverse

repurchase

agreements

and

other

similar

secured

lending
19,811 19,811 1,731 1,731
Financial

liabilities
Deposits

at

amortised

cost
(245,737) (245,758) (213,881) (213,897)
Repurchase

agreements

and

other

similar

secured

borrowing
(4,033) (4,033) (2,032) (2,032)
Debt

securities

in

issue
(50,496) (50,568) (33,536) (33,529)
Subordinated

liabilities
(36,965) (37,675) (33,425) (34,861)

7.

Subordinated

liabilities
Half

year
ended
Year

ended
30.06.20 31.12.19
£m

£m

Opening

balance

as

at

1

January
33,425 35,327
Issuances 3,162 6,785
Redemptions (2,814) (7,804)
Other 3,192 (883)
Closing

balance
36,965 33,425

Issuances

of

£3,162m

comprises

£3,082m

intra

-group

loans

from

Barclays

PLC

as

well

as

£80m

USD

Floating

Rate

Notes

issued
externally

by

a

Barclays

Bank

PLC

subsidiary.

Redemptions

of

£2,814m

comprises

£2,518m

intra

-group

loans

from

Barclays

PLC

as

well

as

£266m

USD

Floating

Rate

Notes

and
£30m

USD

Fixed

Rate

Notes

issued

externally

by

Barclays

Bank

PLC

subsidiaries.

Other

movements

predominantly

include

foreign

exchange

and

fair

value

hedge

adjustments.

8.

Provisions
As

at
As

at

30.06.20
31.12.19
£m £m
Customer

redress
27 71
Legal,

competition

and

regulatory

matters
250 374
Redundancy

and

restructuring
34 63
Undrawn

contractually

committed

facilities

and

guarantees
593 252
Onerous

contracts
9 20
Sundry

provisions
172 171
Total 1,085 951

Financial

Statement

Notes

Barclays

Bank

PLC

36

9.

Retirement

benefits
As

at

30

June

2020,

Barclays

Bank

Group’s

IAS

19

pension

surplus

across

all

schemes

was

£2.5bn

(December

2019:

£1.8bn).

The

UK
Retirement

Fund

(UKRF),

which

is

the

Group’s

main

scheme,

had

an

IAS

19

pension

surplus

of

£2.8bn

(December

2019:

£2.1bn).

The
movement

for

the

UKRF

was

driven

by

higher

than

assumed

asset

returns

and

lower

than

expected

long-

term

price

inflation,
partially

offset

by

a

decrease

in

the

discount

rate.

UKRF

funding

valuations
The

last

triennial

actuarial

valuation

of

the

UKRF

had

an

effective

date

of

30

September

2019

and

was

completed

in

February

2020.
This

valuation

showed

a

funding

deficit

of

£2.3bn

and

a

funding

level

of

94.0%.

A

revised

deficit

recovery

plan

was

agreed

with
deficit

reduction

contributions

required

from

Barclays

Bank

PLC

of

£500m

in

2019,

£500m

in

2020,

£700m

in

2021,

£294m

in

2022
and

£286m

in

2023.

The

deficit

reduction

contributions

are

in

addition

to

the

regular

contributions

to

meet

the

Group’s

share

of
the

cost

of

benefits

accruing

over

each

year.

On

12

June

2020,

Barclays

Bank

PLC

paid

the

£500m

deficit

reduction

contribu

tion

agreed

for

2020

and

at

the

same

time

the

UKRF
subscribed

for

non-transferrable

listed

senior

fixed

rate

notes

for

£750m,

backed

by

UK

gilts

(the

Senior

Notes).

These

Senior

Notes
entitle

the

UKRF

to

semi-annual

coupon

payments

for

five

years,

and

full

repayment

in

cash

in

three

equal

tranches

in

2023,

2024,
and

at

final

maturity

in

2025.

The

Senior

Notes

were

issued

by

Heron

Issuer

Number

2

Limited

(Heron

2),

an

entity

that

is
consolidated

within

the

Barclays

Bank

Group

under

IFRS

10.

As

a

result

of

the

investment

in

Senior

Notes,

the

regulatory

capital
impact

of

the

£500m

deficit

reduction

contribution

paid

on

12

June

2020

takes

effect

in

2023,

2024

and

2025

on

maturity

of

the
notes.

The

£250m

additional

investment

by

the

UKRF

in

the

Senior

Notes

has

a

positive

capital

impact

in

2020

which

is

reduced
equally

in

2023,

2024

and

2025

on

the

maturity

of

the

notes.

Heron

2

acquired

a

total

of

£750m

of

gilts

from

Barclays

Bank

PLC

for
cash

to

support

payments

on

the

Senior

Notes.

The

next

triennial

actuarial

valuation

of

the

UKRF

is

due

to

be

completed

in

2023

with

an

effective

date

of

30

September

2022.

10.

Called

up

share

capital
Ordinary

shares
As

at

30

June

2020

the

issued

ordinary

share

capital

of

Barclays

Bank

PLC

comprised

2,342m

(December

2019:

2,342m)

ordinary
shares

of

£1

each.
Preference

share

s
As

at

30

June

2020

the

issued

preference

share

capital

of

Barclays

Bank

PLC

of

£6m

(December

2019:

£6m)

comprise

d

1,000
Sterling

Preference

Shares

of

£1

each

(December

2019:

1,000);

31,856

Euro

Preference

Shares

of

€100

each

(December

2019:
31,856);

and

58,133

US

Dollar

Preference

shares

of

$100

each

(December

2019:

58,133).
There

were

no

issuances

or

redemption

s

of

ordinary

or

preference

shares

in

the

six

months

to

30

June

2020.

11.

Other

equity

instruments
Other

equity

instruments

of

£8,323m

(December

2019:

£8,323m)

are

AT1

securities

issued

to

Barclays

PLC

.

Barclays

PLC

uses

funds
from

the

market

issuance

to

purchase

AT1

securities

from

Barclays

Bank

PLC.

There

have

been

no

issuances

or

redemptions

in

the
period.

The

AT1

securities

are

perpetual

securities

with

no

fixed

maturity

and

are

structured

to

qualify

as

AT1

instruments

under

prevailing
capital

rules

applicable

as

at

the

relevant

issue

date.

AT1

securities

are

undated

and

are

redeemab

le,

at

the

option

of

Barclays

Bank
PLC,

in

whole

at

the

initial

call

date,

or

on

any

fifth

anniversary

after

the

initial

call

date.

In

addition,

the

AT1

securities

are
redeemable,

at

the

option

of

Barclays

Bank

PLC,

in

whole

in

the

event

of

certain

changes

in

the

tax

or

regulatory

treatment

of

the
securities.

Any

redemptions

require

the

prior

consent

of

the

PRA.

Financial

Statement

Notes

Barclays

Bank

PLC

37

12.

Other

reserves
As

at
As

at
30.06.20 31.12.19
£m £m
Currency

translation

reserve
4,769 3,383
Fair

value

through

other

comprehensive

income

reserve
(2) (139)
Cash

flow

hedging

reserve
1,453 388
Own

credit

reserve
123 (373)
Other

reserves

(24) (24)
Total
6,319 3,235

Currency

translation

reserve
The

currency

translation

reserve

represents

the

cumulative

gains

and

losses

on

the

retranslation

of

Barclays

Bank

Group’s

net
investment

in

foreign

operations,

net

of

the

effects

of

hedging.

As

at

30

June

2020,

there

was

a

credit

balance

of

£4,769m

(December

2019:

£3,383m

credit)

in

the

currency

translation

reserve.
The

£1,386m

credit

movement

principally

reflected

the

strengthening

of

period

end

USD

exchange

rate

against

GBP.

Fair

value

through

other

comprehensive

income

reserve
The

fair

value

through

other

comprehensive

income

reserve

represents

the

unrealised

change

in

the

fair

value

through

other
comprehensive

income

investments

since

initial

recognition.

As

at

30

June

2020,

there

was

a

debit

balance

of

£2m

(December

2019:

£139m

debit)

in

the

fair

value

through

other

comprehensive
income

reserve.

The

gain

of

£137m

is

principally

driven

by

a

£277

m

gain

from

the

increase

in

fair

value

of

bonds

due

to

decreasing
bond

yields.

This

is

partially

offset

by

£114m

of

net

gains

transferred

to

the

income

statement

and

a

tax

charge

of

£42m.

Cash

flow

hedging

reserve
The

cash

flow

hedging

reserve

represents

the

cumulative

gains

and

losses

on

effective

cash

flow

hedging

instruments

that

will

be
recycled

to

the

income

statement

when

the

hedged

transactions

affect

profit

or

loss.

As

at

30

June

2020,

there

was

a

credit

balance

of

£1,453m

(December

2019:

£388m

credit)

in

the

cash

flow

hedging

reserve.

The
increase

of

£1,065m

principally

reflect

s

a

£1,587m

increase

in

the

fair

value

of

interest

rate

swaps

held

for

hedging

purpose

as
major

interest

ra

te

forward

curves

decreased

.

This

is

partially

offset

by

£117m

of

gains

transferred

to

the

income

statement

and

a
tax

charge

of

£408m.

Own

credit

reserve
The

own

credit

reserve

reflects

the

cumulative

own

credit

gains

and

losses

on

financial

liabilities

at

fair

value.

Amounts

in

the

own
credit

reserve

are

not

recycled

to

profit

or

loss

in

future

periods.

As

at

30

June

2020,

there

was

a

credit

balance

of

£123m

(December

2019:

£373m

debit)

in

the

own

credit

reserve.

The

movement
of

£496m

principally

reflect

s

a

£845m

gain

from

the

widening

of

Barclays

funding

spreads.

This

is

partially

offset

by

other

activity

of
£209m

and

a

tax

charge

of

£144m.

Other

reserves

As

at

30

June

2020,

there

was

a

debit

balance

of

£24m

(December

2019:

£24m

debit)

in

other

reserves

relating

to

redeemed
ordinary

and

preference

shares

issued

by

Barclays

Bank

Group.

Financial

Statement

Notes

Barclays

Bank

PLC

38

13.

Contingent

liabilities

and

commitments

As

at
As

at
30.06.20 31.12.19
Contingent

liabilities
£m £m
Guarantees

and

letters

of

credit

pledged

as

collateral

security
15,825 17,006
Performance

guarantees,

acceptances

and

endorsements
6,589 6,771
Total 22,414 23,777
Commitments
Documentary

credits

and

other

short-term

trade

related

transactions
1,162 1,291
Standby

facilities,

credit

lines

and

other

commitments
264,376 268,736
Total 265,538 270,027

In

addition

to

the

above,

Note

14
,
Legal,

competition

and

regulatory

matters

details

out

further

contingent

liabilities

where

it

is

not
practicable

to

disclose

an

estimate

of

the

potential

financial

effect

on

Barclays

Bank

Group.

14.

Legal,

competition

and

regulatory

matters

Barclays

Bank

Group

face

legal,

competition

and

regulatory

challenges,

many

of

which

are

beyond

our

control.

The

extent

of

the
impact

of

these

matters

cannot

always

be

predicted

but

may

materially

impact

our

operations,

financial

results,

condition

and
prospects.

Matters

arising

from

a

set

of

similar

circumstances

can

give

rise

to

either

a

contingent

liability

or

a

provision,

or

both,
depending

on

the

relevant

facts

and

circumstances.

The

recognition

of

provisions

in

relation

to

such

matters

involves

critical

accounting

estimates

and

judgments

in

accordance

with
the

relevant

accounting

policies

as

described

in

Note

8,

Provisions.

We

have

not

disclosed

an

estimate

of

the

potential

financial
impact

or

effect

on

the

Barclays

Bank

Group

of

contingent

liabilities

where

it

is

not

currently

practicable

to

do

so.

Various

matters
detailed

in

this

note

seek

damages

of

an

unspecified

amount.

While

certain

matters

specify

the

damages

claimed,

such

claimed
amounts

do

not

necessarily

reflect

the

Barclays

Bank

Group’s

potential

financial

exposure

in

respect

of

those

matters.

Investigations

into

certain

advisory

services

agreements

and

other

matters

and

civil

action

FCA

proceedings

In

2008,

Barclays

Bank

PLC

and

Qatar

Holdings

LLC

entered

into

two

advisory

service

agreements

(the

Agreements).

The

Financial
Conduct

Authority

(FCA)

conducted

an

investigation

into

whether

the

Agreements

may

have

related

to

Barclays

PLC’s

capital
raising

s

in

June

and

November

2008

(the

Capital

Raisings)

and

therefore

should

have

been

disclosed

in

the

announcements

or
public

documents

relating

to

the

Capital

Raisings.

In

2013,

the

FCA

issued

warning

notices

(the

Notices)

finding

that

Barclays

PLC
and

Barcl

ays

Bank

PLC

acted

recklessly

and

in

breach

of

certain

disclosure-related

listing

rules,

and

that

Barclays

PLC

was

also

in
breach

of

Listing

Principle

3.

The

financial

penalty

provided

in

the

Notices

is

£50m.

Barclays

PLC

and

Barclays

Bank

PLC

continue

to
contest

the

findings.

Following

the

conclusion

of

the

Serious

Fraud

Office

(SFO)

proceedings

against

certain

former

Barclays
executives

resulting

in

their

acquittals,

the

FCA

proceedings,

which

were

stayed,

have

resumed.

All

charges

brought

by

the

SFO
agai

nst

Barclays

PLC

and

Barclays

Bank

PLC

in

relation

to

the

Agreements

were

dismissed

in

2018.

Civil

action

PCP

Capital

Partners

LLP

and

PCP

International

Finance

Limited

(PCP)

are

seeking

damages

of

approximately

£1.6bn

from

Barclays
Bank

PLC

for

fraudulent

misrepresentation

and

deceit,

arising

from

alleged

statements

made

by

Barclays

Bank

PLC

to

PCP

in
relation

to

the

terms

on

which

securities

were

to

be

issued

to

potential

investors,

allegedly

including

PCP,

in

the

November

2008
capital

raising.

Barclays

Bank

PLC

is

defending

the

claim

and

trial

commenced

in

June

2020.

Investigations

into

LIBOR

and

other

benchmarks

and

related

civil

actions

Regulators

and

law

enforcement

agencies,

including

certain

competition

authorities,

from

a

number

of

governments

have
conducted

investigations

relating

to

Barclays

Bank

PLC’s

involvement

in

allegedly

manipulating

certain

financial

benchmarks,

such
as

LIBOR.

The

SFO

has

closed

its

investigation

with

no

action

to

be

taken

against

the

Barclays

Group.

Various

individuals

and
corporates

in

a

range

of

jurisdictions

have

threatened

or

brought

civil

actions

against

the

Barclays

Group

and

other

banks

in
relation

to

the

alleged

manipulation

of

LIBOR

and/or

other

benchmarks.

Certain

actions

remain

pending.

USD

LIBOR

civil

actions

The

majority

of

the

USD

LIBOR

cases,

which

have

been

filed

in

various

US

jurisdictions,

have

been

consolidated

for

pre-trial
purposes

in

the

US

District

Court

in

the

Southern

District

of

New

York

(SDNY).

The

complaints

are

substantially

similar

and

allege,
among

other

things,

that

Barclays

PLC,

Barclays

Bank

PLC,

Barclays

Capital

Inc.

(BCI)

and

other

financial

institutions

individually

and

Financial

Statement

Notes

Barclays

Bank

PLC

39

collectively

violated

provisions

of

the

US

Sherman

Antitrust

Act

(Antitrust

Act),

the

US

Commodity

Exchange

Act

(CEA),

the

US
Racketeer

Influenced

and

Corrupt

Organizations

Act

(RICO),

the

Securities

Exchange

Act

of

1934

and

various

state

laws

by
manipulating

USD

LIBOR

rates.

Putative

class

actions

and

individual

actions

seek

unspecified

damages

with

the

exception

of

three

lawsuits,

in

which

the

plaintiffs
are

seeking

a

combined

total

of

approximately

$900m

in

actual

damages

and

additional

punitive

damages

against

all

defendants,
including

Barclays

Bank

PLC.

Some

of

the

lawsuits

also

seek

trebling

of

damages

under

the

Antitrust

Act

and

RICO.

Barclays

has
previously

settled

certai

n

claims.

Two

of

the

class

action

settlements

where

Barclays

has

paid

$20m

and

$7.1m,

respectively,
remain

subject

to

final

court

approval

and/or

the

right

of

class

members

to

opt

out

of

the

settlement

to

file

their

own

claims.

Sterling

LIBOR

civil

actions

In

2016,

two

putative

class

actions

filed

in

the

SDNY

against

Barclays

Bank

PLC,

BCI

and

other

Sterling

LIBOR

panel

banks

alleging,
among

other

things,

that

the

defendants

manipulated

the

Sterling

LIBOR

rate

in

violation

of

the

Antitrust

Act,

CEA

and

RICO,

were
consolidated.

The

defendants’

motion

to

dismiss

the

claims

was

granted

in

December

2018.

The

plaintiffs

have

appealed

the
dismissal.

Japanese

Yen

LIBOR

civil

actions

In

2012,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

Bank

PLC

and

other

Japanese

Yen

LIBOR

panel

banks

by

a

lead
plaintiff

involved

in

exchange

-traded

derivatives

and

members

of

the

Japanese

Bankers

Association’s

Euroyen

Tokyo

Interbank
Offered

Rate

(Euroyen

TIBOR)

panel.

The

complaint

alleges,

among

other

things,

manipulation

of

the

Euroyen

TIBOR

and

Yen

LIBOR
rates

and

breaches

of

the

CEA

and

the

Antitrust

Act.

In

2014,

the

court

dismissed

the

plaintiff’s

antitrust

claims

in

full,

but

the
plaintiff’s

CEA

claims

remain

pending.

In

2015,

a

second

putative

class

action,

making

similar

allegations

to

the

above

class

action,

was

filed

in

the

SDNY

against

Barclays
PLC,

Barclays

Bank

PLC

and

BCI.

In

2017,

this

action

was

dismissed

in

full

and

the

plaintiffs

appealed

the

dismissal.

The

appellate
court

reversed

the

dismissal

and

the

matter

has

been

remanded

to

the

lower

court.

SIBOR/SOR

civil

action

In

2016,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants,

alleging
manipulation

of

the

Singapore

Interbank

Offered

Rate

(SIBOR)

and

Singapore

Swap

Offer

Rate

(SOR).

In

October

2018,

the

court
dismissed

all

claims

against

Barclays

PLC,

Barclays

Bank

PLC

and

BCI.

The

plaintiffs

have

appealed

the

dismissal.

ICE

LIBOR

civil

actions
In

2019,

several

putative

class

actions

have

been

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI,

other

financial
institution

defendants

and

Intercontinental

Exchange

Inc.

and

certain

of

its

affiliates

(ICE),

asserting

antitrust

claims

that
defendants

manipulated

USD

LIBOR

through

defendants’

submissions

to

ICE.

These

actions

have

been

consolidated.

The
defendants’

motion

to

dismiss

was

granted

in

March

2020.

The

plaintiffs

have

appealed

the

dismissal.

Non

-US

benchmarks

civil

actions

Legal

proceedings

(which

include

the

claims

referred

to

below

in

‘Local

authority

civil

actions

concerning

LIBOR’)

have

been

brought
or

threatened

against

Barclays

Bank

PLC

(and,

in

certain

cases,

Barclays

Bank

UK

PLC)

in

the

UK

in

connection

with

alleged
manipulation

of

LIBOR,

EURIBOR

and

other

benchmarks.

Proceedings

have

also

been

brought

in

a

number

of

other

jurisdictions

in
Europe

and

Israel.

Additional

proceedings

in

other

jurisdictions

may

be

brought

in

the

future.

Foreign

Exchange

investigations

and

related

civil

actions

In

2015,

the

Barclays

Group

reached

settlements

totalling

approximately

$2.38bn

with

various

US

federal

and

state

authorities

and
the

FCA

in

relation

to

investigations

into

certain

sales

and

trading

practices

in

the

Foreign

Exchange

market.

Under

the

related

plea
agreement

with

the

US

Department

of

Justice

(DoJ),

which

received

final

court

approval

in

January

2017,

the

Barclays

Group

agreed
to

a

term

of

probation

of

three

years,

which

expired

in

January

2020.

The

Barclays

Group

also

continues

to

provide

relevant
information

to

certain

authorities.

The

European

Commission

is

one

of

a

number

of

authorities

still

conducting

an

investigation

into

certain

trading

practices

in
Foreign

Exc

hange

markets.

The

European

Commission

announced

two

settlements

in

May

2019

and

the

Barclays

Group

paid
penalties

totalling

approximately

€210m.

In

June

2019,

the

Swiss

Competition

Commission

announced

two

settlements

and

the
Barclays

Group

paid

penalties

totalling

approximately

CHF

27m.

The

financial

impact

of

the

ongoing

matters

is

not

expected

to

be
material

to

the

Barclays

Bank

Group’s

operating

results,

cash

flows

or

financial

position.

A

number

of

individuals

and

corporates

in

a

range

of

jurisdictions

have

also

threatened

or

brought

civil

actions

against

the

Barclays
Group

and

other

banks

in

relation

to

alleged

manipulation

of

Foreign

Exchange

markets,

and

may

do

so

in

the

future.

Certain
actions

remain

pending.

FX

opt

out

civil

action

In

2018,

Barclays

Bank

PLC

and

BCI

settled

a

consolidated

action

filed

in

the

SDNY,

alleging

manipulation

of

Foreign

Exchange
markets

(Consolidated

FX

Action),

for

a

total

amount

of

$384m.

Also

in

2018,

a

group

of

plaintiffs

who

opted

out

of

the

Financial

Statement

Notes

Barclays

Bank

PLC

40

Consolidated

FX

Action

filed

a

complaint

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants.

Some

of
the

plaintiff’s

claims

were

dismissed

in

May

2020.

Retail

basis

civil

action

In

2015,

a

putative

class

action

was

filed

against

several

international

banks,

including

Barclays

PLC

and

BCI,

on

behalf

of

a
proposed

class

of

individuals

who

exchanged

currencies

on

a

retail

basis

at

bank

branches

(Retail

Basis

Claims).

The

SDNY

has

ruled
that

the

Retail

Basis

Claims

are

not

co

vered

by

the

settlement

agreement

in

the

Consolidated

FX

Action.

The

Court

subsequently
dismissed

all

Retail

Basis

Claims

against

the

Barclays

Group

and

all

other

defendants.

The

plaintiffs

have

filed

an

amended
complaint.

State

law

FX

civil

action

In

2017,

the

SDNY

dismissed

consolidated

putative

class

actions

brought

under

federal

and

various

state

laws

on

behalf

of

proposed
classes

of

(i)

stockholders

of

Exchange

Traded

Funds

and

others

who

purportedly

were

indirect

investors

in

FX

instruments,

and

(ii)
investors

who

traded

FX

instruments

through

FX

dealers

or

brokers

not

alleged

to

have

manipulated

Foreign

Exchange

Rates.
Barclays

Bank

PLC

and

BCI

have

settled

the

claim,

which

is

subject

to

court

approval.

Non

-US

FX

civil

actions

In

addition

to

the

actions

described

above,

legal

proceedings

have

been

brought

or

are

threatened

against

Barclays

PLC,

Barclays
Bank

PLC,

BCI

and

Barclays

Execution

Services

Limited

(BX)

in

connection

with

alleged

manipulation

of

Foreign

Exchange

in

the

UK,
a

number

of

other

jurisdictions

in

Europe,

Israel

and

Australia

and

additional

proceedings

may

be

brought

in

the

future.

Metals

investigations

and

related

civil

actions

Barclays

Bank

PLC

previously

provided

information

to

the

DoJ,

the

US

Commodity

Futures

Trading

Commission

and

other
authorities

in

connection

with

investigations

into

metals

and

metals

-based

financial

instruments.

A

number

of

US

civil

complaints,

each

on

behalf

of

a

proposed

class

of

plaintiffs,

have

been

consolidated

and

transferred

to

the
SDNY.

The

complaints

allege

that

Barclays

Bank

PLC

and

other

members

of

The

London

Gold

Market

Fixing

Ltd.

manipulated

the
prices

of

gold

and

gold

derivative

contracts

in

violation

of

US

antitrust

and

other

federal

laws.

This

consolidated

putative

class
action

remains

pending.

A

separate

US

civil

complaint

by

a

proposed

class

of

plaintiffs

against

a

number

of

banks,

including

Barclays
Bank

PLC,

BCI

and

BX,

alleging

manipulation

of

the

price

of

silver

in

violation

of

the

CEA,

the

Antitrust

Act

and

state

antitrust

and
consumer

protection

laws,

has

been

dismissed

as

against

the

Barclays

entities.

The

plaintiffs

have

the

option

to

seek

the

court’s
permission

to

appeal.

Civil

actions

have

also

been

filed

in

Canadian

courts

against

Barclays

PLC,

Barclays

Bank

PLC,

Barclays

Capital

Canada

Inc.

and

BCI

on
behalf

of

proposed

classes

of

plaintiffs

alleging

manipulation

of

gold

and

silver

prices.

US

residential

mortgage

relat

ed

civil

actions

There

are

various

pending

civil

actions

relating

to

US

Residential

Mortgage

-Backed

Securities

(RMBS),

including

four

actions

arising
from

unresolved

repurchase

requests

submitted

by

Trustees

for

certain

RMBS,

alleging

breaches

of

various

loan-level
representations

and

warranties

(R&Ws)

made

by

Barclays

Bank

PLC

and/or

a

subsidiary

acquired

in

2007

(the

Acquired

Subsidiary).
The

unresolved

repurchase

requests

received

as

at

31

December

2019

had

an

original

unpaid

principal

balance

of

approx

imately
$2.1bn.

The

Trustees

have

also

alleged

that

the

relevant

R&Ws

may

have

been

breached

with

respect

to

a

greater

(but

unspecified)
amount

of

loans

than

previously

stated

in

the

unresolved

repurchase

requests.

These

repurchase

actions

are

ongoing.

In

one

repurchase

action,

the

New

York

Court

of

Appeals

held

that

claims

related

to

certain
R&Ws

are

time-barred.

Barclays

Bank

PLC

has

reached

a

settlement

to

resolve

two

of

the

repurchase

actions,

which

is

subject

to
final

court

approval.

The

financial

impact

of

the

settlement

is

not

expected

to

be

material

to

the

Barclays

Bank

Group’s

operating
results,

cash

flows

or

financial

position.

The

remaining

two

repurchase

actions

are

pending.

Government

and

agency

securities

civil

actions

and

related

matters
Certain

governmental

authorities

are

conducting

investigations

into

activities

relating

to

the

trading

of

certain

government

and
agency

securities

in

various

markets.

The

Barclays

Group

provided

information

in

cooperation

with

such

investigations.

Civil

actions
have

also

been

filed

on

the

basis

of

similar

allegations,

as

described

below.

Treasury

auction

securities

civil

actions
Consolidated

putative

class

action

complaints

filed

in

US

federal

court

against

Barclays

Bank

PLC,

BCI

and

other

financial

institutions
under

the

Antitrust

Act

and

state

common

law

allege

that

the

defendants

(i)

conspired

to

manipulate

the

US

Treasury

securities
market

and/or

(ii)

conspired

to

prevent

the

creation

of

certain

platforms

by

boycotting

or

threatening

to

boycott

such

trading
platforms.

The

defendants

have

filed

a

motion

to

dismiss.

In

addition,

certain

plaintiffs

have

filed

a

related,

direct

action

against

BCI

and

certain

other

financial

institutions,

alleging

that
defendants

conspired

to

fix

and

manipulate

the

US

Treasury

securities

market

in

violation

of

the

Antitrust

Act,

the

CEA

and

state
common

law.

Financial

Statement

Notes

Barclays

Bank

PLC

41

Supranational,

Sovereign

and

Agency

bonds

civil

actions
Civil

antitrust

actions

have

been

filed

in

the

SDNY

and

Federal

Court

of

Canada

in

Toronto

against

Barclays

Bank

PLC,

BCI,

BX,
Barclays

Capital

Securities

Limited

and,

with

respect

to

the

civil

action

filed

in

Canada

only,

Barclays

Capital

Canada,

Inc.

and

other
financial

institutions

alleging

that

the

defendants

conspired

to

fix

prices

and

restrain

competition

in

the

market

for

US

dollar-
denominated

Supranational,

Sovereign

and

Agency

bonds.

In

one

of

the

actions

filed

in

the

SDNY,

the

court

granted

the

defend

ants’

motion

to

dismiss

the

plaintiffs’

complaint,

which

the
plaintiffs

have

appealed.

The

plaintiffs

have

voluntarily

dismissed

the

other

SDNY

action.

Variable

Rate

Demand

Obligations

civil

actions
Civil

actions

have

been

filed

against

Barclays

Bank

PLC

and

BCI

and

other

financial

institutions

alleging

the

defendants

conspired

or
colluded

to

artificially

inflate

interest

rates

set

for

Variable

Rate

Demand

Obligations

(VRDOs).

VRDOs

are

municipal

bonds

with
interest

rates

that

reset

on

a

periodic

basis,

most

commonly

weekly.

Two

actions

in

state

court

have

been

filed

by

private

plaintiffs
on

behalf

of

the

states

of

Illinois

and

California.

Two

putative

class

action

complaints,

which

have

been

consolidated,

have

been
filed

in

the

SDNY.

Government

bond

civil

actions
In

a

putative

class

action

filed

in

the

SDNY

in

2019,

plaintiffs

alleged

that

BCI

and

certain

other

bond

dealers

conspired

to

fix

the
prices

of

US

government

sponsored

entity

bonds

in

violation

of

US

antitrust

law.

BCI

agreed

to

a

settlement

of

$87m,

which
received

final

court

approval

in

June

2020.

Separately,

various

entities

in

Louisiana,

including

the

Louisiana

Attorney

General

and
the

City

of

Baton

Rouge,

have

filed

complaints

against

Barclays

Bank

PLC

and

other

financial

institutions

making

similar

allegations
as

the

class

action

plaintiffs

.

In

2018,

a

separate

putative

class

action

against

various

financial

institutions

including

Barclays

PLC,

Barclays

Bank

PLC,

BCI,
Barclays

Bank

Mexico,

S.A.,

and

certain

other

subsidiaries

of

the

Barclays

Bank

Group

was

consolidated

in

the

SDNY.

The

plaintiffs
asserted

antitrust

and

state

law

claims

arising

out

of

an

alleged

conspiracy

to

fix

the

prices

of

Mexican

Government

bonds.

Barclays
PLC

has

settled

the

claim

for

$5.7m,

which

is

subject

to

court

approval.

BDC

Finance

L.L.C.

In

2008,

BDC

Finance

L.L.C.

(BDC)

filed

a

complaint

in

the

NY

Supreme

Court,

demanding

damages

of

$298m,

alleging

that

Barclays
Bank

PLC

had

breached

a

contract

in

connection

with

a

portfolio

of

total

return

swaps

governed

by

an

ISDA

Master

Agreement
(collectively,

the

Agreement).

Following

a

trial

on

certain

liability

issues,

the

court

ruled

in

December

2018

that

Barclays

Bank

PLC
was

not

a

defaulting

party,

which

was

affirmed

on

appeal.

Barclays

Bank

PLC’s

counterclaim

against

BDC

remains

pending.

In

2011,

BDC’s

investment

advisor,

BDCM

Fund

Adviser,

L.L.C.

and

its

parent

company,

Black

Diamond

Capital

Holdings,

L.L.C.

also
sued

Barclays

Bank

PLC

and

BCI

in

Connecticut

State

Court

for

unspecified

damages

allegedly

resulting

from

Barclays

Bank

PLC’s
conduct

relating

to

the

Agreement,

asserting

claims

for

violation

of

the

Connecticut

Unfair

Trade

Practices

Act

and

tortious
interference

with

business

and

prospective

business

relations.

This

case

is

curren

tly

stayed.

Civil

actions

in

respect

of

the

US

Anti-Terrorism

Act

There

are

a

number

of

civil

actions,

on

behalf

of

more

than

4,000

plaintiffs,

filed

in

US

federal

courts

in

the

US

District

Court

in

the
Eastern

District

of

New

York

(EDNY)

and

SDNY

against

Barclays

Bank

PLC

and

a

number

of

other

banks.

The

complaints

gene

rally
allege

that

Barclays

Bank

PLC

and

those

banks

engaged

in

a

conspiracy

to

facilitate

US

dollar-

denominated

transactions

for

the
Government

of

Iran

and

various

Iranian

banks,

which

in

turn

funded

acts

of

terrorism

that

injured

or

killed

plaintiffs

or

plaintiffs’
family

members.

The

plaintiffs

seek

to

recover

damages

for

pain,

suffering

and

mental

anguish

under

the

provisions

of

the

US

Anti-
Terrorism

Act,

which

allow

for

the

trebling

of

any

proven

damages.

The

court

granted

the

defendants’

motion

to

dismiss

three

actions

in

the

EDNY.

Plaintiffs

have

appealed

in

one

action.

The

court
also

granted

the

defendants’

motion

to

dismiss

another

action

in

the

SDNY.

The

remaining

actions

are

stayed

pending

decisions

in
these

cases.

Interest

rate

swap

and

credit

default

swap

US

civil

actions

Barclays

PLC,

Barclays

Bank

PLC

and

BCI,

together

with

other

financial

institutions

that

act

as

market

makers

for

interest

rat

e

swaps
(IRS)

are

named

as

defendants

in

several

antitrust

class

actions

which

were

consolidated

in

the

SDNY

in

2016.

The

complaints

allege
the

defendants

conspired

to

prevent

the

development

of

exchanges

for

IRS

and

demand

unspecified

money

damages.

In

2018,

trueEX

LLC

filed

an

antitrust

class

action

in

the

SDNY

against

a

number

of

financial

institutions

including

Barclays

PLC,
Barclays

Bank

PLC

and

BCI

based

on

similar

allegations

with

respect

to

trueEX

LLC’s

development

of

an

IRS

platform.

In

2017,

Ter

a
Group

Inc.

filed

a

separate

civil

antitrust

action

in

the

SDNY

claiming

that

certain

conduct

alleged

in

the

IRS

cases

also

caused

the
plaintiff

to

suffer

harm

with

respect

to

the

Credit

Default

Swaps

market.

In

November

2018

and

July

2019,

respectively,

the

court
dismissed

certain

claims

in

both

cases

for

unjust

enrichment

and

tortious

interference

but

denied

motions

to

dismiss

the

federal
and

state

antitrust

claims,

which

remain

pending.

Financial

Statement

Notes

Barclays

Bank

PLC

42

Odd-lot

corporate

bonds

antitrust

class

action

In

2020,

BCI,

together

with

other

financial

institutions,

were

named

as

defendants

in

a

putative

class

action.

The

complaint

alleges

a
conspiracy

to

boycott

developing

electronic

trading

platforms

for

odd-lots

and

price

fixing.

Plaintiffs

demand

unspecified

money
damages.

Investigation

into

collections

and

recoveries

relating

to

unsecured

lending

Since

February

2018,

the

FCA

has

been

investigating

whether

the

Barclays

Group

implemented

effective

systems

and

controls

with
respect

to

collections

and

recoveries

and

whether

it

paid

due

consideration

to

the

interests

of

customers

in

default

and

arrears.
The

FCA

investigation

is

at

an

advanced

stage.

HM

Revenue

&

Customs

(HMRC)

assessments

concerning

UK

Value

Added

Tax

In

2018,

HMRC

issued

notices

that

have

the

effect

of

removing

certain

overseas

subsidiaries

that

have

operations

in

the

UK

from
Barclays

’

UK

VAT

group,

in

which

group

supplies

between

members

are

generally

free

from

VAT.

The

notices

have

retrospective
effect

and

correspond

to

assessments

of

£181m

(inclusive

of

interest),

of

which

Barclays

would

expect

to

attribute

an

amount

of
approximatel

y

£128m

to

Barclays

Bank

UK

PLC

and

£53m

to

Barclays

Bank

PLC.

HMRC’s

decision

has

been

appealed

to

the

First

Tier
Tribunal

(Tax

Chamber).

Local

authority

civil

actions

concerning

LIBOR

Following

settlement

by

Barclays

Bank

PLC

of

various

governmental

investigations

concerning

certain

benchmark

interest

rate
submissions

referred

to

above

in

‘Investigations

into

LIBOR

and

other

benchmarks

and

related

civil

actions’,

in

the

UK,

certain

local
authorities

have

brought

claims

against

Barclays

Bank

PLC

(and,

in

certain

cases,

Barclays

Bank

UK

PLC)

asserting

that

they

entered
into

loans

in

reliance

on

misrepresentations

made

by

Barclays

Bank

PLC

in

respect

of

its

conduct

in

relation

to

LIBOR.

Barclays

has
applied

to

strike

out

the

claims.

General
The

Barclays

Bank

Group

is

engaged

in

various

other

legal,

competition

and

regulatory

matters

in

the

UK,

the

US

and

a

number

of
other

overseas

jurisdictions.

It

is

subject

to

legal

proceedings

brought

by

and

against

the

Barclays

Bank

Group

which

arise

in

the
ordinary

course

of

business

from

time

to

time,

including

(but

not

limited

to)

disputes

in

relation

to

contracts,

securities,

debt
collection,

consumer

credit,

fraud,

trusts,

client

assets,

competition,

data

management

and

protection,

money

laundering,

financial
crime,

employment,

environmental

and

other

statutory

and

common

law

issues.

The

Barclays

Bank

Group

is

also

subject

to

enquiries

and

examinations,

requests

for

information,

audits,

investigations

and

legal
and

other

proceedings

by

regulators,

gov

ernmental

and

other

public

bodies

in

connection

with

(but

not

limited

to)

consumer
protection

measures,

compliance

with

legislation

and

regulation,

wholesale

trading

activity

and

other

areas

of

banking

and
business

activities

in

which

the

Barclays

Bank

Gro

up

is

or

has

been

engaged.

The

Barclays

Bank

Group

is

cooperating

with

the
relevant

authorities

and

keeping

all

relevant

agencies

briefed

as

appropriate

in

relation

to

these

matters

and

others

described

in
this

note

on

an

ongoing

basis.

At

the

present

time,

Barclays

Bank

PLC

does

not

expect

the

ultimate

resolution

of

any

of

these

other

matters

to

have

a

material
adverse

effect

on

its

financial

position.

However,

in

light

of

the

uncertainties

involved

in

such

matters

and

the

matters

specifically
described

in

this

note,

there

can

be

no

assurance

that

the

outcome

of

a

particular

matter

or

matters

(including

formerly

active
matters

or

those

matters

arising

after

the

date

of

this

note)

will

not

be

material

to

Barclays

Bank

PLC’s

results,

operations

or

cash
flow

for

a

particular

period,

depending

on,

among

other

things,

the

amount

of

the

loss

resulting

from

the

matter(s)

and

the

amount
of

profit

otherwise

reported

for

the

reporting

period.

Financial

Statement

Notes

Barclays

Bank

PLC

43

15.

Related

party

transactions

Related

party

transactions

in

the

half

year

ended

30

June

2020

were

similar

in

nature

to

those

disclosed

in

the

Barclays

Bank

PLC
Annual

Report

2019.

Amounts

included

in

the

Barclays

Bank

Group’s

financial

statements

with

other

Barclays

Group

companies

are

as

follows:

Half

year

ended

30.06.20
Half

year

ended

30.06.19
Parent
Fellow
subsidiaries Parent
Fellow
subsidiaries
£m £m £m £m
Total

income
(346) 31 (275) 32
Operating

expenses
(34) (1,443) (46) (1,546)
As

at

30.06.20
As

at

31.12.19
Parent
Fellow
subsidiaries Parent
Fellow
subsidiaries
£m £m £m £m
Total

assets
5,793 1,952 2,097 2,165
Total

liabilities
27,262 2,531 24,876 1,600

Except

for

the

above,

no

related

party

transactions

that

have

taken

place

in

the

half

year

ended

30

June

2020

have

materially
affected

the

financial

position

or

performance

of

the

Barclays

Bank

Group

during

this

period.

Financial

Statement

Notes

Barclays

Bank

PLC

44

16.

Barclays

Bank

PLC

parent

condensed

balance

sheet
As

at
As

at
30.06.20 31.12.19
Assets £m £m
Cash

and

balances

at

central

banks

128,461 112,287
Cash

collateral

and

settlement

balances
115,391 75,822
Loans

and

advances

at

amortised

cost
186,606 161,663
Reverse

repurchase

agreements

and

other

similar

secured

lending

22,926 4,939
Trading

portfolio

assets

73,646 79,079
Financial

assets

at

fair

value

through

the

income

statement
187,575 162,500
Derivative

financial

instruments
304,807 229,338
Financial

assets

at

fair

value

through

other

comprehensive

income
53,475 43,760
Investment

in

associates

and

joint

ventures
16 119
Investment

in

subsidiaries
16,653 16,105
Goodwill

and

intangible

assets

114 115
Property,

plant

and

equipment
419 426
Current

tax

assets

1,045 946
Deferred

tax

assets
1,203 1,115
Retirement

benefit

assets
2,797 2,062
Other

assets
1,234 845
Total

assets
1,096,368 891,121
Liabilities
Deposits

at

amortised

cost
268,286 240,631
Cash

collateral

and

settlement

balances

94,744 59,448
Repurchase

agreements

and

other

similar

secured

borrowing

9,778 9,185
Debt

securities

in

issue
34,926 19,883
Subordinated

liabilities

36,937 33,205
Trading

portfolio

liabilities

53,953 45,130
Financial

liabilities

designated

at

fair

value

234,510 207,765
Derivative

financial

instruments

306,288 225,607
Current

tax

liabilities

287 221
Deferred

tax

liabilities

1,083 80
Retirement

benefit

liabilities
105 104
Other

liabilities
3,297 2,807
Provisions 885 630
Total

liabilities
1,045,079 844,696
Equity
Called

up

share

capital

and

share

premium
2,348 2,348
Other

equity

instruments

11,089 11,089
Other

reserves
2,763 678
Retained

earnings

35,089 32,310
Total

equity
51,289 46,425
Total

liabilities

and

equity
1,096,368 891,121

In

H120,

Barclays

Bank

PLC

sold

its

investments

in

Barclaycard

International

Payments

Limited,

Entercard

Group

AB,

Carnegie
Holdings

Limited

and

Barclays

Mercantile

Business

Finance

Limited

to

Barclays

Principal

Investments

Limited,

a

fellow

group
company,

at

their

fair

values

of

£102m,

£292m,

£188m

and

£154m

respectively.

Barclays

Bank

PLC

recorded

profit

on

disposal

of

£56m,

£192m,

£133m

and

£23m

in

respect

of

these

transactions.

The

Barclays
Bank

Group

recorded

profit

on

disposal

of

£45m,

£13m,

£57m

and

£11m.

Barclays

Bank

PLC

considers

the

carrying

value

of

its

investment

in

subsidiaries

to

be

fully

recoverable

.

Other

Information

Barclays

Bank

PLC

45

Results

timetable
1
Date
2020

Annual

Report
11

February

2021
%

Change
3
Exchange

rates
2
30.06.20 31.12.19 30.06.19 31.12.19 30.06.19
Period

end

-

USD/GBP
1.24 1.33 1.27 (7%) (2%)
6

month

average

-

USD/GBP
1.26 1.26 1.29 - (2%)
3

month

average

-

USD/GBP
1.24 1.29 1.29 (4%) (4%)
Period

end

-

EUR/GBP
1.10 1.18 1.12 (7%) (2%)
6

month

average

-

EUR/GBP
1.14 1.14 1.15 - (1%)
3

month

average

-

EUR/GBP
1.13 1.16 1.14 (3%) (1%)
For

further

information

please

contact
Investor

relations
Media

relations
Chris

Manners

+44

(0)

20

7773

2136
Thomas

Hoskin

+44

(0)

20

7116

4755
More

information

on

Barclays

Bank

PLC

can

be

found

on

our

website:

home.barclays.
Registered

office
1

Churchill

Place,

London,

E14

5HP,

United

Kingdom.

Tel:

+44

(0)

20

7116

1000.

Company

number:

1026167.
1

Note

that

this

date

is

provisional

and

subject

to

change

.
2

The

average

rates

shown

above

are

derived

from

daily

spot

rates

during

the

year.
3

The

change

is

the

impact

to

GBP

reported

information.

Glossary

of

Terms

Barclays

Bank

PLC

46

‘A

-IRB’

/

‘Advanced

-Internal

Ratings

Based’

See

‘Internal

Ratings

Based

(IRB)’.

‘Acceptances

and

endorsements’

An

acceptance

is

an

undertaking

by

a

bank

to

pay

a

bill

of

exchange

drawn

on

a

customer.

The
Barclays

Bank

Group

expects

most

acceptances

to

be

presented,

but

reimbursement

by

the

customer

is

normally

immediate.
Endorsements

are

residual

liabilities

of

the

Barclays

Bank

Group

in

respect

of

bills

of

exchange

which

have

been

paid

and
subsequently

rediscounted.

‘Additional

Tier

1

(AT1)

capital’

AT1

capital

largely

comprises

eligible

non-common

equity

capital

securities

and

any

related

share

premium.
‘Additi

onal

Tier

1

(AT1)

securities’

Non-common

equity

securities

that

are

eligible

as

AT1

capital.

‘Advanced

Measurement

Approach

(AMA)’

Under

the

AMA,

banks

are

allowed

to

develop

their

own

empirical

model

to

quantify
required

capital

for

operational

risk.

Banks

can

only

use

this

approach

subject

to

approval

from

their

local

regulators.

‘Agencies’

Bonds

issued

by

state

and

/

or

governmen

t

agencies

or

government

-

sponsored

entities.

‘Agency

Mortgage

-Backed

Securities’

Mortgage

-Backed

Securities

issued

by

government

-sponsored

entities.

‘All

price

risk

(APR)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

defaul

t

for

the

correlation

trading
portfolio.
‘American

Depository

Receipts

(ADR)’
A

negotiable

certificate

that

represents

the

ownership

of

shares

in

a

non-US

company

(for
example

Barclays)

trading

in

US

financial

markets.

‘Americas’

Geographic

segment

comprising

the

US,

Canada

and

countries

where

Barclays

Bank

Group

operates

within

Latin
America.
‘Annual

Earnings

at

Risk

(AEaR)’

A

measure

of

the

potential

change

in

Net

Interest

Income

(NII)

due

to

an

interest

rate

movement
over

a

one-year

period.
‘Annualised

cumulative

weighted

average

lifetime

PD’

The

probability

of

default

over

the

remaining

life

of

the

asset,

expressed

as
an

annual

rate,

reflecting

a

range

of

possible

economic

scenarios.
‘Application

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

available
customer

data

at

the

point

of

application

for

a

product.

‘Arrears’

Customers

are

said

to

be

in

arrears

when

they

are

behind

in

fulfilling

their

obligations

with

the

result

that

an

outstanding
loan

is

unpaid

or

overdue.

Such

customers

are

also

said

to

be

in

a

state

of

delinquency.

When

a

customer

is

in

arrears,

their

entire
outstanding

balance

is

said

to

be

delinquent,

meaning

that

delinquent

balances

are

the

total

outstanding

loans

on

which

payments
are

overdue.

‘Asia’

Geographic

segment

comprising

countries

where

Barclays

Bank

Group

operates

within

Asia

and

the

Middle

East.

‘Asset

Backed

Commercial

Paper’

Typically

short-term

notes

secured

on

specified

assets

issued

by

consolidated

special

purpose
entities

for

funding

purposes.

‘Asset

Backed

Securities

(ABS)’

Securities

that

represent

an

interest

in

an

underlying

pool

of

referenced

assets.

The

referenced

pool
can

comprise

any

assets

which

attract

a

set

of

associated

cash

flows

but

are

commonly

pools

of

residential

or

commercial
mortgages

and,

in

the

case

of

Collateralised

Debt

Obligations

(CDOs),

the

referenced

pool

may

be

ABS

or

other

classes

of

assets.

‘Attributable

profit’

Profit

after

tax

that

is

attributable

to

ordinary

equity

holders

of

Barclays

Bank

Group

adjusted

for

the

after

tax
amounts

of

capital

securities

classified

as

equity.

‘Average

allocated

tangible

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the
current

month’s

period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the

average

of

the
monthly

averages

within

that

period.

Glossary

of

Terms

Barclays

Bank

PLC

47

‘Average

tangible

shareholders’

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the
current

month’s

period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the

monthly
averages

within

that

period.

‘Average

UK

leverage

ratio’

As

per

the

PRA

rulebook,

is

calculated

as

the

average

capital

measure

based

on

the

last

day

of

each
month

in

the

quarter

divided

by

the

average

exposure

measure

for

the

quarter,

where

the

average

exposure

is

based

on

each

day
in

the

quarter.

‘Back

testing’
Includes

a

number

of

techniques

that

assess

the

continued

statistical

validity

of

a

model

by

simulating

how

the

model
would

have

predicted

recent

experience.
‘Barclays

Africa’

or

‘Absa’
Barclays

Africa

Group

Limited

(now

Absa

Group

Limited),

which

was

previously

a

subsidiary

of

the
Barclays

Group.

Following

a

sell

down

of

shares

resulting

in

a

loss

of

control,

the

Barclays

Group’s

shareholding

in

Absa

Group
Limited

is

now

classified

as

a

financial

asset

at

fair

value

through

other

comprehensive

income.
‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

In

the

context

of

the

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating

marked

to

market

LTVs

derived

by

calculating

individual

LTVs

at

account

level

and

weighting

it

by

the

balances

to

arrive
at

the

average

position.

Balance

weighted

loan

to

value

is

calculated

using

the

following

formula:

LTV

=

((loan

balance

1

x

MTM
LTV%

for

loan

1)

+

(loan

balance

2

x

MTM

LTV%

for

loan

2)

+

...)

/

total

outstandings

in

portfolio.
‘Barclaycard’

An

international

consumer

payments

business

serving

the

needs

of

businesses

and

consumers

through

credit

cards,
consumer

lending,

merchant

acquiring,

commercial

cards

and

point

of

sale

finance.

Barclaycard

has

scaled

operations

in

the

UK,

US,
Germany

and

Scandinavia.

‘Barclaycard

Consumer

UK’

The

UK

Barclaycard

business.
‘Barclays’

or

’Barclays

Group’

Barclays

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

Group’

Barclays

Bank

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

UK

Group’

Barclays

Bank

UK

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

Group

Operating

businesses’
The

core

Barclays

Bank

Group

businesses

operated

by

Corporate

and

Investment

Bank
(which

include

the

the

large

UK

Corporate

business;

the

international

Corporate

and

the

Investment

Bank)

and

Consumer,

Cards
and

Payments

(the

Private

Bank

businesses;

the

international

Barclaycard

business;

and

payments).
‘Barclays

Execution

Services’

or

‘BX’

or

‘BSerL’

or

‘Group

Service

Company’
Barclays

Execution

Services

Limited,

the

Barclays

Group
services

company

set

up

to

provide

services

to

Barclays

UK

and

Barclays

International

to

deliver

operational

continuity.

‘Barclays

International’
The

segment

of

Barclays

Bank

held

by

Barclays

Bank

PLC.

The

division

includes

the

large

UK

Corporate
business;

the

international

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

international

Barclaycard

business;
and

payments.
‘Barclays

UK’
The

segment

of

Barclays

held

by

Barclays

Bank

UK

PLC.

The

division

includes

the

UK

Personal

banking;

UK

business
banking

and

the

Barclaycard

consumer

UK

businesses.

‘Basel

3’

The

third

of

the

Basel

Accords,

setting

minimum

requirements

and

standards

that

apply

to

internationally

active

banks.

Basel

3

is

a

set

of

measures

developed

by

the

Basel

Committee

on

Banking

Supervision

aiming

to

strengthen

the

regulation,
supervision

and

risk

management

of

banks.
‘Basel

Committee

of

Banking

Supervision

(BCBS

or

The

Basel

Committee)’

A

forum

for

regular

cooperation

on

banking

supervisory
matters

which

develops

global

supervisory

standards

for

the

banking

industry.

Its

45

members

are

officials

from

central

banks

or
prudential

supervisors

from

28

jurisdictions.

‘Basic

Indicator

Approach

(BIA)’
Under

the

BIA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

15%

of

the
annual

average,

calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

for

the

bank

as

whole.
‘Basis

point(s)’

/

‘bp(s)’

One

hundredth

of

a

per

cent

(0.01%);

100

basis

points

is

1%.

The

measure

is

used

in

quoting

movements

in
interest

rates,

yields

on

securities

and

for

other

purposes.

Glossary

of

Terms

Barclays

Bank

PLC

48

‘Basis

risk’

Index/Tenor

risk,

that

arises

when

floating

rate

products

are

linked

to

different

interest

rate

indices,

which

are
imperfectly

correlated,

especially

under

stressed

market

conditions.
‘Behavioural

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

existing
customer

data

derived

from

account

usage.
‘Book

quality’
In

the

context

of

the

Capital

Risk

section,

changes

in

RWAs

caused

by

factors

such

as

underlying

customer

behaviour
or

demographics

leading

to

changes

in

risk

profile.
‘Book

size’
In

the

con

text

of

the

Capital

Risk

section
,

changes

in

RWAs

driven

by

business

activity,

including

net

originations

or
repayments

.

‘Bounce

Back

Loan

Scheme

(BBLS)’
A

government

(British

Business

Bank)

backed

loan

scheme

which

allows

small

and

medium-

sized
businesses

to

borrow

between

£2,000

and

£50,000.

The

UK

government

guarantees

100%

of

the

loan

and

pays

the

first

12

months
of

interest

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.
‘Business

Banking’

Offers

specialist

advice,

products

and

services

to

small

and

medium

enterprises

in

the

UK.

‘Business

scenario

stresses’

Multi

asset

scenario

analysis

of

extreme,

but

plausible

events

that

may

impact

the

market

risk
exposures

of

the

Investment

Bank.

‘Buy

to

let

mortgage’
A

mortgage

where

the

intention

of

the

customer

(investor)

was

to

let

the

property

at

origination.
‘Capital

Conservation

Buffer

(CCB)’
A

capital

buffer

of

2.5%

of

a

bank’s

total

exposures

that

needs

to

be

met

with

an

additional
amount

of

Common

Equity

Tier

1

capital

above

the

4.5%

minimum

requirement

for

Common

Equity

Tier

1

set

out

in

CRR.

Its
objective

is

to

conserve

a

bank’s

capital

by

ensuring

that

banks

build

up

surplus

capital

outside

periods

of

stress

which

can

be
drawn

down

if

losses

are

incurred.

‘Capital

ratios’

Key

financial

ratios

measuring

the

Bank's

capital

adequacy

or

financial

strength

expressed

as

a

percentage

of

RWAs.

‘Capital

Requirements

Directive

(CRD)’
Directive

2013/36/EU,

a

component

of

the

CRD

IV

package

which

accompanies

the

Capital
Requirements

Regulation

and

sets

out

macroprudential

standards

including

the

countercyclical

capital

buffer

and

capital

buffers

for
systemically

important

institutions.

Directive

(EU)

2019/878,

published

as

part

of

the

EU

Risk

Reduction

Measure

package

amends
CRD.

These

amendments

enter

into

force

from

27

June

2019,

with

EU

member

states

required

to

adopt

the

measures

within

the
Directive

by

28

December

2020.

‘Capital

Requirements

Regulation

(CRR)’
Regulation

(EU)

No

575/2013,

a

component

of

the

CRD

IV

package

which

accompanies

the
Capital

Requirements

Direct

ive

and

sets

out

detailed

rules

for

capital

eligibility,

the

calculation

of

RWAs,

the

measurement

of
leverage,

the

management

of

large

exposures

and

minimum

standards

for

liquidity.

Between

27

June

2019

and

28

June

2023,

this
regulation

will

be

amended

in

line

with

the

requirements

of

amending

Regulation

(EU)

2019/876

(CRR

II).

‘Capital

Requirements

Regulation

II

(CRR

II)’
Regulation

(EU)

2019/876,

amending

Regulation

(EU)

No

575/2013

(CRR).

This

is

a
component

of

the

EU

Risk

Reduction

Measure

package.

The

requirements

set

out

in

CRR

II

will

be

introduced

between

27

June
2019

and

28

June

2023.
‘Capital

requirements

on

the

underlying

exposures

(KIRB)’
An

approach

available

to

banks

when

calculating

RWAs

for

securitisation
exposures.

This

is

based

upon

the

RWA

amounts

that

would

be

calculated

under

the

IRB

approach

for

the

underlying

pool

of
securitised

exposures

in

the

program,

had

such

exposures

not

been

securitised.
‘Capital

resources’

Common

Equity

Tier

1,

Additional

Tier

1

and

Tier

2

capital

that

are

eligible

to

satisfy

capital

requirements

under
CRD.

Referred

to

as

‘own

funds’

within

EU

regulatory

texts.

‘Capital

risk’

The

risk

that

the

Barclays

Bank

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business
activities

and

to

meet

its

regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual
and

as

defined

for

internal

planning

or

regulatory

testing

purposes).

This

includes

the

risk

from

the

Barclays

Bank

Group’s

pension
plans.

Glossary

of

Terms

Barclays

Bank

PLC

49

‘Central

Counterparty’

/

‘Central

Clearing

Counterparties

(CCPs)’

A

clearing

house

mediating

between

the

buyer

and

the

seller

in

a
financial

transaction,

such

as

a

derivative

contract

or

repurchase

agreement

(repo).

Where

a

central

counterparty

is

used,

a

single
bi-lateral

contract

between

the

buyer

and

seller

is

replaced

with

two

contracts,

one

between

the

buyer

and

the

CCP

and

one
between

the

CCP

and

the

seller.

The

use

of

CCPs

allows

for

greater

oversight

and

improved

credit

risk

mitigation

in

over

-the-
counter

(OTC)

markets.

‘Charge

-off’

In

the

re

tail

segment

this

refers

to

the

point

in

time

when

collections

activity

changes

from

the

collection

of

arrears

to
the

recovery

of

the

full

balance.

This

is

normally

when

six

payments

are

in

arrears.

‘Client

Assets’
Assets

managed

or

administered

by

Barcla

ys

Bank

Group

on

behalf

of

clients

including

assets

under

management
(AUM),

custody

assets,

assets

under

administration

and

client

deposits.
‘CLOs

and

Other

insured

assets’

Highly

rated

CLO

positions

wrapped

by

monolines,

non-CLOs

wrapped

by

monolines

and

other
assets

wrapped

with

Credit

Support

Annex

(CSA)

protection.
‘Collateralised

Debt

Obligation

(CDO)’

Securities

issued

by

a

third

party

which

reference

Asset

Backed

Securities

(ABSs)

(defined
above)

and/or

certain

other

related

assets

purchased

by

the

issuer.

CDOs

may

feature

exposure

to

sub-prime

mortgage

assets
through

the

underlying

assets.

‘Collateralised

Loan

Obligation

(CLO)’

A

security

backed

by

the

repayments

from

a

pool

of

commercial

loans.

The

payments

may

be
made

to

different

classes

of

owners

(in

tranches).

‘Collateralised

Mortgage

Obligation

(CMO)’

A

type

of

security

backed

by

mortgages.

A

special

purpose

entity

receives

income

from
the

mortgages

and

passes

them

on

to

investors

of

the

security.
‘Combined

Buffer

Requirement’
In

the

context

of

the

CRD

capital

obligations,

the

combined

requirements

of

the

Capital
Conservation

Buffer,

the

GSII

Buffer,

the

OSII

buffer,

the

Systemic

Risk

buffer

and

an

institution

specific

counter

-cyclical

buffer.
‘Commercial

paper

(CP)’

Short-term

notes

issued

by

entities,

including

banks,

for

funding

purposes.

‘Commercia

l

real

estate

(CRE)’
Commercial

real

estate

includes

office

buildings,

industrial

property,

medical

centres,

hotels,

retail
stores,

shopping

centres,

farm

land,

multifamily

housing

buildings,

warehouses,

garages,

and

industrial

properties

and

other

similar
properties.

Commercial

real

estate

loans

are

loans

backed

by

a

package

of

commercial

real

estate.

Note:

for

the

purposes

of

the
Credit

Risk

section,

the

UK

CRE

portfolio

includes

property

investment,

development,

trading

and

housebuilders

but

excludes

social
housing

contractors.
‘Commissions

and

other

incentives’

Includes

commission-based

arrangements,

guaranteed

incentives

and

Long

Term

Incentive

Plan
awards.

‘Committee

of

Sponsoring

Organisations

of

the

Treadway

Commission

Framework

(COSO)’
A

joint

initiative

of

five

private

sector
organisations

dedicated

to

the

development

of

frameworks

and

providing

guidance

on

enterprise

risk

management,

internal
control

and

fraud

deterrence.
‘Commodity

derivatives’

Exchange

traded

and

over

-the-counter

(OTC)

derivatives

based

on

an

underlying

commodity

(e.g.

metals,
precious

metals,

oil

and

oil

related,

power

and

natural

gas).

‘Commodity

risk’

Measures

the

impact

of

changes

in

commodity

prices

and

volatilities,

including

the

basis

between

related
commodities

(e.g.

Brent

vs.

WTI

crude

prices).

‘Common

Equity

Tier

1

(CET1)

capital’

The

highest

quality

form

of

regulatory

capital

under

CRR

that

comprises

common

shares
issued

and

related

share

premium,

retained

earnings

and

other

reserves,

less

specified

regulatory

adjustments.
‘Common

Equity

Tier

1

(CET1)

ratio’

A

measure

of

Common

Equity

Tier

1

capital

expressed

as

a

percentage

of

RWAs.
‘Compensation:

income

ratio’
The

ratio

of

compensation

expense

over

total

income.

Compensation

represents

total

staff

costs

less
non-compensation

items

consisting

of

outsourcing,

staff

training,

redundancy

costs

and

retirement

costs.

Glossary

of

Terms

Barclays

Bank

PLC

50

‘
Comprehensive

Capital

Analysis

and

Review

(CCAR)’
An

annual

exercise,

required

by

and

evaluated

by

the

Federal

Reserve,
through

which

the

largest

bank

holding

companies

operating

in

the

US

assess

whether

they

have

sufficient

capital

to

continue
operations

through

periods

of

economic

and

financial

stress

and

have

robust

capital

-planning

processes

that

account

for

their
unique

risks.
‘Comprehensive

Risk

Measure

(CRM)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

default

for

the
correlation

trading

portfolio.

Also

referred

to

as

All

Price

Risk

(APR)

and

Comprehensive

Risk

Capital

Charge

(CRCC).
‘Conduct

risk’

The

risk

of

detriment

to

customers,

clients,

market

integrity,

competition

or

Barclays

Bank

Group

from

the
inappropriate

supply

of

financial

services,

including

instances

of

wilful

or

negligent

misconduct.
‘Constant

Currency

Basis’
Excluding

the

impact

of

foreign

currency

conversion

to

GBP

when

comparing

financial

results

in

two
different

financial

periods.
‘Consumer,

Cards

and

Payments’
Barclays

US

Consumer

Bank,

Barclaycard

Germany,

Barclaycard

Commercial

Payments,
Barclaycard

Payment

Solutions

(including

merchant

acquiring)

and

the

international

Wealth

business.
‘Contingent

capital

notes

(CCNs)’

Interest

bearing

debt

securities

issued

by

Barclays

Bank

Group

or

its

subsidiaries

that

are

either
permanently

written

off

or

converted

into

an

equity

instrument

from

the

issuer's

perspective

in

the

event

of

the

Common

Equity
Tier

1

(CET1)

ratio

of

the

relevant

Barclays

Bank

Group

entity

falling

below

a

specific

level,

or

at

the

direction

of

regulators.

‘Conversion

Trigger’
Used

in

the

context

of

Contingent

Capital

Notes

and

AT1

securities.

A

capital

adequacy

trigger

event

occurs
when

the

CET1

ratio

of

the

bank

falls

below

a

certain

level

(the

trigger)

as

defined

in

the

Terms

&

Conditions

of

the

instruments
issued.

See

‘Contingent

capital

notes’.
‘Coronavirus

Business

Interr

uption

Loan

Scheme

(CBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK

based
small

and

medium-

sized

businesses

(turnover

of

up

to

£45

million)

adversely

impacted

by

COVID

-19,

.

The

CBILS

scheme

provides
loans

up

to

£5

million

which

are

backed

by

an

80%

government

(BBB)

guarantee.

The

UK

government

will

pay

interest

and

fees

for
the

first

12

months

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.

Coronavirus

Large

Business

Interruption

Loan

Scheme

(CLBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK
based

medium-sized

businesses

(turnover

above

£45

million,

but

with

no

access

to

CCFF)

adversely

impacted

by

COVID

-19,

The
CBILS

scheme

provides

loans

up

to

£50

million

which

are

backed

by

an

80%

government

(BBB)

guarantee.

‘Corporate

and

Investment

Bank

(CIB)’
Barclays

Bank

Corporate

and

Investment

Bank

businesses.

‘Correlation

risk’

Refers

to

the

change

in

marked

to

market

value

of

a

security

when

the

correlation

between

the

underlying

assets
changes

over

time.
‘Cost:

income

ratio’

Total

operating

expenses

divided

by

total

income.

‘Cost

of

Equity’

The

rate

of

return

targeted

by

the

equity

holders

of

a

company.

‘Cost:

income

jaws’

Relationship

of

the

percentage

change

movement

in

operating

expenses

relative

to

total

income.
‘Countercyclical

Capital

Buffer

(CCyB)’
An

additional

buffer

introduced

as

part

of

the

CRD

IV

package

that

requires

banks

to

have

an
additional

cushion

of

CET

1

capital

with

which

to

absorb

potential

losses,

enhancing

their

resilience

and

contributing

to

a

stable
financial

system.

‘Countercyclical

leverage

ratio

buffer

(CCLB)’
A

macroprudential

buffer

that

has

applied

to

specific

PRA

regulated

institutions

since
2018

and

is

calculated

at

35%

of

any

risk

weighted

countercyclical

capital

buffer

set

by

the

Financial

Policy

Committee

(FPC).

The
CCLB

applies

in

addition

to

the

minimum

of

3.25%

and

any

G-SII

additional

Leverage

Ratio

Buffer

that

applies.
‘Counterparty

credit

risk’

The

risk

related

to

a

counterparty

defaulting

before

the

final

settlement

of

a

transaction’s

cash

flows.

In
the

context

of

RWAs,

a

component

of

RWAs

that

represents

the

risk

of

loss

in

derivatives,

repurchase

agreements

and

similar
transactions

resulting

from

the

default

of

the

counterparty.
‘Coverage

ratio’

This

represents

the

percentage

of

impairment

allowance

reserve

against

the

gross

exposure.

Glossary

of

Terms

Barclays

Bank

PLC

51

‘Covered

bonds’

Debt

securities

backed

by

a

portfolio

of

mortgages

that

are

segregated

from

the

issuer’s

other

assets

solely

for

the
benefit

of

the

holders

of

the

covered

bonds.

‘Covid

Corporate

Finance

Facility

(CCFF)’:

Bank

of

England

(BOE)

scheme

to

support

liquidity

among

larger

investment

grade

firms
which

make

a

material

UK

contribution,

helping

to

bridge

coronavirus

disruption

to

their

cash

flows.

The

Bank

of

England

provides
liquidity

by

purchasing

short-term

debt

in

the

form

of

commercial

paper

from

corporates

.

Barclays

Bank

Group

acts

as

dealer.
‘CRD

IV’
The

Fourth

Capital

Requirements

Directive,

an

EU

Directive

and

an

accompanying

Regulation

(CRR)

that

together

prescribe
EU

capital

adequacy

and

liquidity

requirements

and

implements

Basel

3

in

the

European

Union.
‘CRD

V’
The

Fifth

Capital

Requirements

Directive,

comprising

an

EU

amending

Directive

and

an

accompanying

amending

Regulation
(CRR

II)

that

together

prescribe

EU

capital

adequacy

and

liquidity

requirements

and

implements

enhanced

Basel

3

proposals

in

the
European

Union.

‘Credit

conversion

factor

(CCF)’
Factor

used

to

estimate

the

risk

from

off

-balance

sheet

commitments

for

the

purpose

of

calculating
the

total

Exposure

at

Default

(EAD)

used

to

calculate

RWAs.
‘Credit

default

swaps

(CDS)’

A

contract

under

which

the

protection

seller

receives

premiums

or

interest

-related

payments

in

return
for

contracting

to

make

payments

to

the

protection

buyer

in

the

event

of

a

defined

credit

event.

Credit

events

normally

include
bankruptcy,

payment

defau

lt

on

a

reference

asset

or

assets,

or

downgrades

by

a

rating

agency.

‘Credit

derivatives

(CDs)’

An

arrangement

whereby

the

credit

risk

of

an

asset

(the

reference

asset)

is

transferred

from

the

buyer

to
the

seller

of

the

protection.

‘Credit

impairment

charges’

Also

known

as

‘credit

impairment’.

Impairment

charges

on

loans

and

advances

to

customers

and

banks
and

impairment

charges

on

fair

value

through

other

comprehensive

income

assets

and

reverse

repurchase

agreements.

‘Credit

market

exposures’

Assets

and

other

instruments

relating

to

commercial

real

estate

and

leveraged

finance

businesses

that
have

been

significantly

impacted

by

the

deterioration

in

the

global

credit

markets.

The

exposures

include

positions

subject

to

fair
value

movements

in

the

Income

Statement,

positions

that

are

classified

as

loans

and

advances

and

available

for

sale

and

other
assets.
‘Credit

quality

step’

In

the

context

of

the

Standardised

Approach

to

calculating

credit

risk

RWAs,

a

“credit

quality

assessment

scale”
maps

the

credit

assessments

of

a

recognised

credit

rating

agency

or

export

credit

agency

to

credit

quality

steps

that

determine

the
risk

weight

to

be

applied

to

an

exposure.

‘Credit

Rating’
An

evaluation

of

the

creditworthiness

of

an

entity

seeking

to

enter

into

a

credit

agreement.

‘Credit

risk’

The

risk

of

loss

to

Barclays

Bank

Group

from

the

failure

of

clients,

custo

mers

or

counterparties,

including

sovereigns,

to
fully

honour

their

obligations

to

Barclays

Bank

Group,

including

the

whole

and

timely

payment

of

principal,

interest,

collateral

and
other

receivables.

In

the

context

of

RWAs,

it

is

the

component

of

RWAs

that

represents

the

risk

of

loss

in

loans

and

advances

and
similar

transactions

resulting

from

the

default

of

the

counterparty.
‘Credit

risk

mitigation’

A

range

of

techniques

and

strategies

to

actively

mitigate

credit

risks

to

which

the

bank

is

exposed.

These

can
be

broadly

divided

into

three

types;

collateral,

netting

and

set-off,

and

risk

transfer.

‘Credit

spread’

The

premium

over

the

benchmark

or

risk-free

rate

required

by

the

market

to

accept

a

lower

credit

quality.

‘Credit

Valuation

Adjustment

(CVA)’

The

difference

between

the

risk-free

value

of

a

portfolio

of

trades

and

the

market

value

which
takes

into

account

the

counterparty’s

risk

of

default.

The

CVA

therefore

represents

an

estimate

of

the

adjustment

to

fair

value

that
a

market

participant

would

make

to

incorporate

the

credit

risk

of

the

counterparty

due

to

any

failure

to

perform

on

contractual
agreements.

‘CRR

leverage

exposure’

Is

calculated

in

accordance

with

article

429

as

per

the

CRR.
‘CRR

leverage

ratio’
Is

calculated

using

the

CRR

definition

of

Tier

1

capital

for

the

numerator

and

the

CRR

definition

of

leverage
exposure

as

the

denominator.

Glossary

of

Terms

Barclays

Bank

PLC

52

‘Customer

assets’

Represents

loans

and

advances

to

customers.

Average

balances

are

calculated

as

the

sum

of

all

daily

balances

for
the

year

to

date

divided

by

number

of

days

in

the

year

to

date.

‘Customer

deposits’

In

the

context

of

the

Liquidity

Risk

section,

money

deposited

by

all

individuals

and

companies

that

are

not
credit

institutions.

Such

funds

are

recorded

as

liabilities

in

the

Barclays

Bank

Group’s

balance

sheet

under

deposits

at

amortised
cost.

‘Customer

liabilities’

See

‘Customer

deposits’.

‘Daily

Value

at

Risk

(DVaR)’

An

estimate

of

the

potential

loss

which

might

arise

from

market

movements

under

normal

market
conditions,

if

the

current

positions

were

to

be

held

unchanged

for

one

business

day,

measured

to

a

specified

confidence

level.

‘DBRS’

A

credit

rating

agency.

‘Debit

Valuation

Adjustment

(DVA)’

The

opposite

of

Credit

Valuation

Adjustment

(CVA).

It

is

the

difference

between

the

risk-free
value

of

a

portfolio

of

trades

and

the

market

value

which

takes

into

account

the

Barclays

Bank

Group’s

risk

of

default.

The

DVA,
therefore,

represents

an

estimate

of

the

adjustment

to

fair

value

that

a

market

participant

would

make

to

incorporate

the

credit
risk

of

the

Barclays

Bank

Group

due

to

any

failure

to

perform

on

contractual

obligations.

The

DVA

decreases

the

value

of

a

liability
to

take

into

account

a

reduction

in

the

remaining

balance

that

would

be

settled

should

the

Barclays

Bank

Group

default

or

not
perform

any

contractual

obligations.

‘Debt

buybacks’

Purchases

of

the

Barclays

Bank

Group’s

issued

debt

securities,

including

equity

accounted

instruments,

leading

to
their

de-recognition

from

the

balance

sheet.

‘Debt

securities

in

issue’

Transferable

securities

evidencing

indebtedness

of

the

Barclays

Bank

Group.

These

are

liabilities

of

the
Barclays

Bank

Group

and

include

certificates

of

deposit

and

commercial

paper.

‘Default

grades’

Barclays

Bank

Group

classify

ranges

of

default

probabilities

into

a

set

of

21

intervals

called

default

grades,

in

order
to

distinguish

differences

in

the

probability

of

default

risk.
‘Default

fund

contributions’

The

amount

of

contribution

made

by

members

of

a

central

counterparty

(CCP).

All

members

are
required

to

contribute

to

this

fund

in

advance

of

using

a

CCP.

The

default

fund

can

be

used

by

the

CCP

to

cover

losses

incurred

by
the

CCP

where

losses

are

greater

than

the

margins

provided

by

that

member.

‘Derivatives

netting’

Adjustments

applied

across

asset

and

liability

mark-to

-market

derivative

positions

pursuant

to

legally
enforceable

bilateral

netting

agreements

and

eligible

cash

co

llateral

received

in

derivative

transactions

that

meet

the

requirements
of

BCBS

270.
‘Diversification

effect’

Reflects

the

fact

the

risk

of

a

diversified

portfolio

is

smaller

than

the

sum

of

the

risks

of

its

constituent

parts.
It

is

measured

as

the

sum

of

the

individual

asset

class

DVaR

estimates

less

the

total

DVaR.

‘Dodd-Frank

Act

(DFA)’

The

US

Dodd-Frank

Wall

Street

Reform

and

Consumer

Protection

Act

of

2010.

‘Economic

Value

of

Equity

(EVE)’

A

measure

of

the

potential

change

in

value

of

expected

future

cash

flows

due

to

an

adverse
interest

rate

movement,

based

on

existing

balance

sheet

run-off

profile.
'Effec

tive

Expected

Positive

Exposure

(EEPE)'

The

weighted

average

over

time

of

effective

expected

exposure.

The

weights

are

the
proportion

that

an

individual

exposure

represents

of

the

entire

exposure

horizon

time

interval.
‘Eligible

liabilities’
Liabilities

and

capital

instruments

that

are

eligible

to

meet

MREL

that

do

not

already

qualify

as

own

funds.

‘Encumbrance’
The

use

of

assets

to

secure

liabilities,

such

as

by

way

of

a

lien

or

charge.

‘Enterprise

Risk

Management

Framework

(ERMF)’

Barclays

Bank

Group

risk

management

responsibilities

are

laid

out

in

the
Enterprise

Risk

Management

Framework,

which

describes

how

Barclays

Bank

Group

identifies

and

manages

risk.

The

framework
identifies

the

principal

risks

faced

by

the

Barclays

Bank

Gro

up;

sets

out

risk

appetite

requirements;

sets

out

roles

and
responsibilities

for

risk

management;

and

sets

out

risk

committee

structure.
‘Equities’

Trading

businesses

encompassing

Cash

Equities,

Equity

Derivatives

&

Equity

Financing

Glossary

of

Terms

Barclays

Bank

PLC

53

‘Equity

and

stock

index

derivatives’

Derivatives

whose

value

is

derived

from

equity

securities.

This

category

includes

equity

and
stock

index

swaps

and

options

(including

warrants,

which

are

equity

options

listed

on

an

exchange).

The

Barclays

Bank

Group

also
enters

into

fund-linked

derivatives,

being

swaps

and

options

whose

underlyings

include

mutual

funds,

hedge

funds,

indices

and
multi-asset

portfolios.

An

equity

swap

is

an

agreement

between

two

parties

to

exchange

periodic

payments,

based

upon

a

notional
principal

amount,

with

one

side

paying

fixed

or

floating

interest

and

the

other

side

paying

based

on

the

actual

return

of

the

stock

or
stock

index.

An

equity

option

provides

the

buyer

with

the

right,

but

not

the

obligation,

either

to

purchase

or

sell

a

specified

stock,
basket

of

stocks

or

stock

index

at

a

specified

price

or

level

on

or

before

a

specified

date.

‘Equity

risk’

In

the

context

of

trading

book

capital

requirements,

the

risk

of

change

in

market

value

of

an

equity

investment.

‘Equity

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

of

the

overnight

/

short

term

equity
investment

and

to

smoothen

the

income

over

a

medium/long

term.

‘EU

Risk

Reduction

Measure

package’
A

collection

of

amending

Regulations

and

Directives

that

update

core

EU

regulatory

texts

and
which

came

into

force

on

27

June

2019.
‘Euro

Interbank

Offered

Rate

(EURIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
European

interbank

market.

‘Europe’

Geographic

segment

comprising

countries

in

which

Barclays

Bank

Group

operates

within

the

EU

(excluding

UK),

Northern
Continental

and

Eastern

Europe.

‘European

Banking

Authority

(EBA)’

The

European

Banking

Authority

(EBA)

is

an

independent

EU

Authority

which

works

to

ensure
effective

and

consistent

prudential

regulation

and

supervision

across

the

European

banking

sector.

Its

overall

objectives

are

to
maintain

financial

stability

in

the

EU

and

to

safeguard

the

integrity,

efficiency

and

orderly

functioning

of

the

banking

sector.
‘European

Securities

and

Markets

Authority

(ESMA)’
An

independent

European

Supervisory

Authority

with

the

remit

of

enhancing
the

protection

of

investors

and

reinforcing

stable

and

well-functioning

financial

markets

in

the

Euro

pean

Union.

‘Eurozone’
Represents

the

19

European

Union

countries

that

have

adopted

the

euro

as

their

common

currency.

The

19

countries
are

Austria,

Belgium,

Cyprus,

Estonia,

Finland,

France,

Germany,

Greece,

Ireland,

Italy,

Latvia,

Lithuania,

Luxembourg,

Malta,
Netherlands,

Portugal,

Slovakia,

Slovenia

and

Spain.
‘Expected

Credit

Losses

(ECL)’

A

present

value

measure

of

the

credit

losses

expected

to

result

from

default

events

that

may

occur
during

a

specified

period

of

time.

ECLs

must

reflect

the

present

value

of

cash

shortfalls,

and

must

reflect

the

unbiased

and
probability

weighted

assessment

of

a

range

of

outcomes.

‘Expected

Losses’

A

regulatory

measure

of

anticipated

losses

for

exposures

captured

under

an

internals

ratings

based

credit

risk
approach

for

capital

adequacy

calculations.

It

is

measured

as

the

Barclays

Bank

Group's

modelled

view

of

anticipated

losses

based
on

Probability

of

Default

(PD),

Loss

Given

Default

(LGD)

and

Exposure

at

Default

(EAD),

with

a

one-

year

time

horizon.
’Expert

lender

models’

Models

of

risk

measures

that

are

used

for

parts

of

the

portfolio

where

the

risk

drivers

are

specific

to

a
particular

counterparty,

but

where

there

is

insufficient

data

to

support

the

construction

of

a

statistical

model.

These

models

utilise
the

knowledge

of

credit

experts

that

have

in

depth

experience

of

the

specific

customer

type

being

modelled.
‘Exposure’
Generally

refers

to

positions

or

actions

taken

by

the

bank,

or

consequences

thereof,

that

may

put

a

certain

amount

of

a
bank’s

resource

s

at

risk.
‘Exposure

at

Default

(EAD)’

The

estimation

of

the

extent

to

which

Barclays

Bank

Group

may

be

exposed

to

a

customer

or
counterparty

in

the

event

of,

and

at

the

time

of,

that

counterparty’s

default.

At

default,

the

customer

may

not

have

drawn

the

loan
fully

or

may

already

have

repaid

some

of

the

principal,

so

that

exposure

may

be

less

than

the

approved

loan

limit.
‘External

Credit

Assessment

Institutions

(ECAI)’
Institutions

whose

credit

assessments

may

be

used

by

credit

institutions

for

the
determination

of

risk

weight

exposures

according

to

CRR.
‘Federal

Reserve

Board

(FRB)’
Is

the

governing

board

of

the
Federal

Reserve

System

of

the

US,

in

charge

of

making

the
country's
monetary

policy
.
'FICC'
Represents

Macro

(including

rates

and

currency),

Credit

and

Securitised

products.

Glossary

of

Terms

Barclays

Bank

PLC

54

'Financial

Policy

Committee

(FPC)'

The

Bank

of

England’s

Financial

Policy

Committee

(FPC)

identifies,

monitors

and

takes

action

to
remove

or

reduce

systemic

risks

with

a

view

to

protecting

and

enhancing

the

resilience

of

the

UK

financial

system.

The

FPC

also

has
a

secondary

objective

to

support

the

economic

policy

of

the

UK

Government.
‘F-IRB’/

'Foundation-Internal

Ratings

Based’

See

‘Internal

Ratings

Based

(IRB)’.

‘Financial

Conduct

Authority

(FCA)’

The

statutory

body

responsible

for

conduct

of

business

regulation

and

supervision

of

UK
authorised

firms.

The

FCA

also

has

responsibility

for

the

prudential

regulation

of

firms

that

do

not

fall

within

the

PRA’s

scope.

‘Financial

Services

Compensation

Scheme

(FSCS)’

The

UK’s

fund

for

compensation

of

authorised

financial

services

firms

that

are
unable

to

pay

claims.

‘Financial

collateral

comprehensive

method

(FCCM)’

A

counterparty

credit

risk

exposure

calculation

approach

which

applies
volatility

adjustments

to

the

market

value

of

exposure

and

collateral

when

calculating

RWA

values.
‘Financial

Stability

Board

(FSB)’
An

international

body

that

monitors

and

makes

recommendations

about

the

global

financial
system.

It

promotes

international

financial

stability

by

coordinating

national

financial

authorities

and

international

standard

-

setting
bodies

as

they

work

toward

developing

strong

regulatory,

supervisory

and

other

financial

sector

policies.

It

fosters

a

level

playing
field

by

encouraging

coherent

implementation

of

these

policies

across

sectors

and

jurisdictions.

‘Fitch’

A

credit

rating

agency.

‘Forbearance

Programmes’

Forbearance

programmes

to

assist

customers

in

financial

difficulty

through

agreements

to

accept

less
than

contractual

amounts

due

where

financial

distress

would

otherwise

prevent

satisfactory

repayment

within

the

original

terms
and

conditions

of

the

contract.

These

agreements

may

be

initiated

by

the

customer,

Barclays

Bank

Group

or

a

third

party

and
include

approved

debt

counselling

plans,

minimum

due

reductions,

interest

rate

concessions

and

switches

from

capital

and

interest
repayments

to

interest

-only

payments.

‘Foreclosures

in

Progress’
The

process

by

which

the

bank

initiates

legal

action

against

a

customer

with

the

intention

of

terminating
a

loan

agreement

whereby

the

bank

may

repossess

the

property

subject

to

local

law

and

recover

amounts

it

is

owed.

‘Foreign

exchange

derivatives’

The

Barclays

Bank

Group’s

principal

exchange

rate

-

related

contracts

are

forward

foreign

exchange
co

ntracts,

currency

swaps

and

currency

options.

Forward

foreign

exchange

contracts

are

agreements

to

buy

or

sell

a

specified
quantity

of

foreign

currency,

usually

on

a

specified

future

date

at

an

agreed

rate.

Currency

swaps

generally

involves

the

exchange,
or

notional

exchange,

of

equivalent

amounts

of

two

currencies

and

a

commitment

to

exchange

interest

periodically

until

the
principal

amounts

are

re

-exchanged

on

a

future

date.

Currency

options

provide

the

buyer

with

the

right,

but

not

the

obligation,
either

to

purchase

or

sell

a

fixed

amount

of

a

currency

at

a

specified

exchange

rate

on

or

before

a

future

date.

As

compensation

for
assuming

the

option

risk,

the

option

writer

generally

receives

a

premium

at

the

start

of

the

option

period.
‘Foreign

exchange

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

foreign

exchange

rates

and

volatilities.

‘Full

time

equivalent’

Full

time

equivalent

units

are

the

on-job

hours

paid

for

employee

services

divided

by

the

number

of

ordinary-
time

hours

normally

paid

for

a

full-time

staff

member

when

on

the

job

(or

contract

employees

where

applicable).

‘Fully

loaded’

When

a

measure

is

presented

or

described

as

being

on

a

fully

loaded

basis,

it

is

calculated

without

applying

the
transitional

provisions

set

out

in

Part

Ten

of

CRR.

‘Funded

credit

protection’

Is

a

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an
institution

derives

from

the

right

of

that

institution,

in

the

event

of

the

default

of

the

counterparty

or

on

the

occurrence

of

other
specified

credit

events

relating

to

the

counterparty,

to

liquidate,

or

to

obtain

transfer

or

appropriation

of,

or

to

retain

certain

assets
or

amounts,

or

to

reduce

the

amount

of

the

exposure

to,

or

to

replace

it

with,

the

amount

of

the

difference

between

the

amount

of
the

exposure

and

the

amount

of

a

claim

on

the

institution.
‘Gains

on

acquisitions’

The

amount

by

which

the

acquirer’s

interest

in

the

net

fair

val

ue

of

the

identifiable

assets,

liabilities

and
contingent

liabilities,

recognised

in

a

business

combination,

exceeds

the

cost

of

the

combination.

‘General

Data

Protection

Regulation

(GDPR)’
GDPR

(Regulation

(EU)

2016/679)

is

a

regulation

by

which

the

Euro

pean

Parliament,
the

Council

of

the

European

Union

and

the

European

Commission

intend

to

strengthen

and

unify

data

protection

for

all

individuals
within

the

European

Union.

Glossary

of

Terms

Barclays

Bank

PLC

55

‘General

market

risk’

The

risk

of

a

price

change

in

a

financial

instrument

due

to

a

change

in

level

of

interest

rates

or

owing

to

a
broad

equity

market

movement

unrelated

to

any

specific

attributes

of

individual

securities.
‘Global

-Systemically

Important

Banks

(G-SIBs

or

G-SIIs)’

Global

financial

institutions

whose

size,

complexity

and

systemic
interconnectedness,

mean

that

their

distress

or

failure

would

cause

significant

disruption

to

the

wider

financial

system

and
economic

activity.

The

Financial

Stability

Board

and

the

Basel

Committee

on

Banking

Supervision

publish

a

list

of

globally
systemically

important

banks.

‘G

-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)’
A

macroprudential

buffer

that

applies

to

globally

systemically

important

banks
(G-SIBs)

and

other

major

domestic

UK

banks

and

building

societies,

including

banks

that

are

subject

to

ring-fencing

requirements.
The

G-SII

ALRB

will

be

calibrated

as

35%

(on

a

phased

basis)

of

the

combined

systemic

risk

buffers

that

applies

to

the

bank.
‘GSII

Buffer’
Common

Equity

Tier

1

capital

required

to

be

held

under

CRD

to

ensure

that

G-

SIBs

build

up

surplus

capital

to
compensate

for

the

systemic

risk

that

such

institutions

represent

to

the

financial

system.
’Grandfathering’

In

the

context

of

capital

resources,

the

phasing

in

of

the

application

of

instrument

eligibility

rules

which

allows

CRR
and

CRR

II

non-compliant

capital

instruments

to

be

included

in

regulatory

capital

subject

to

certain

thresholds

which

decrease

over
the

transitional

period.
‘Gross

charge-off

rates’

Represent

s

the

balances

charged

-off

to

recoveries

in

the

reporting

period,

expressed

as

a

percentage

of
average

outstanding

balances

excluding

balances

in

recoveries.

Charge-off

to

recoveries

generally

occurs

when

the

collections

focus
switches

from

the

collection

of

arrears

to

the

recovery

of

the

entire

outstanding

balance,

and

represents

a

fundamental

change

in
the

relationship

between

the

bank

and

the

customer.

This

is

a

measure

of

the

proportion

of

customers

that

have

gone

into

default
during

the

period.

‘Gros

s

write-off

rates’

Expressed

as

a

percentage

and

represents

balances

written

off

in

the

reporting

period

divided

by

gross

loans
and

advances

held

at

amortised

cost

at

the

balance

sheet

date.
‘Gross

new

lending’

New

lending

advanced

to

customers

during

the

period.

‘Guarantee’

Unless

otherwise

described,

an

undertaking

by

a

third

party

to

pay

a

creditor

should

a

debtor

fail

to

do

so.

It

is

a

form
of

credit

substitution.

‘Head

Office’

A

division

comprising

Brand

and

Marketing,

Finance,

Head

Office,

Human

Res

ources,

Internal

Audit,

Legal,
Compliance,

Risk,

Treasury

and

Tax

and

other

operations.

‘High-Net-Worth’

Businesses

that

provide

banking

and

other

services

to

high

net

worth

customers.

‘High

Risk’
In

retail

banking,

‘High

Risk’

is

defined

as

the

subset

of

up-to

-date

customers

who,

either

through

an

event

or

observed
behaviour

exhibit

potential

financial

difficulty.

Where

appropriate,

these

customers

are

proactively

contacted

to

assess

whether
assistance

is

required.
‘Home

loan’

A

loan

to

purchase

a

residential

property.

The

property

is

then

used

as

collateral

to

guarantee

repayment

of

the

loan.
The

borrower

gives

the

lender

a

lien

against

the

property

and

the

lender

can

foreclose

on

the

property

if

the

borrower

does

not
repay

the

loan

per

the

agreed

terms.

Also

known

as

a

residential

mortgage.

‘IHC’

or

‘US

IHC’

Barclays

US

LLC,

the

intermediate

holding

company

established

by

Barclays

Bank

Group

in

July

2016,

which

holds
most

of

Barclays

Bank’

subsidiaries

and

assets

in

the

US.
‘IMA’

/

'Internal

Model

Approach’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a
PRA

approved

internal

market

risk

model.

‘IMM’

/

'Internal

Model

Method’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a
PRA

approved

internal

counterparty

credit

risk

model.
‘Identified

Impairment

(II)’

Specific

impairment

allowances

for

financial

assets,

individually

estimated.
‘IFRS

9

transitional

arrangements’
Following

the

application

of

IFRS

9

as

of

1

January

2018,

Article

473a

of

CRR

permits

institutions
to

phase-in

the

impact

on

capital

and

leverage

ratios

of

the

impairment

requirements

under

the

new

accounting

standard.

Glossary

of

Terms

Barclays

Bank

PLC

56

‘Impairment

Allowances’

A

provision

held

on

the

balance

sheet

as

a

result

of

the

raising

of

a

charge

against

profit

for

expected
losses

in

the

lending

book.

An

impairment

allowance

may

either

be

identified

or

unidentified

and

individual

or

collective.

‘Income’

Total

income,

unless

otherwise

specified.

‘Incremental

Risk

Charge

(IRC)’
An

estimate

of

the

incremental

risk

arising

from

rating

migrations

and

defaults

for

traded

debt
instruments

beyond

what

is

already

captured

in

specific

market

risk

VaR

for

the

non-correlation

trading

portfolio.
‘Independent

Validation

Unit

(IVU)’
The

function

within

the

bank

responsible

for

independent

review,

challenge

and

approval

of

all
models.
‘Individual

liquidity

guidance

(ILG)’

Guidance

given

to

a

bank

about

the

amount,

quality

and

funding

profile

of

liquidity

resources
that

the

PRA

has

asked

the

bank

to

maintain.

‘Inflation

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

inflation

rates

and

volatilities

on

cash

instruments

and

derivatives.

‘Insurance

Risk’

The

risk

of

the

Barclays

Bank

Group’s

aggregate

insurance

premiums

received

from

policyholders

under

a

portfolio
of

insurance

contracts

being

inadequate

to

cover

the

claims

arising

from

those

policies.

‘Interchange’

Income

paid

to

a

credit

card

issuer

for

the

clearing

and

settlement

of

a

sale

or

cash

advance

transaction.
‘Interest

-only

home

loans’
Under

the

terms

of

these

loans,

the

customer

makes

payments

of

interest

only

for

the

entire

term

of

the
mortgage,

although

customers

may

make

early

repayments

of

the

principal

within

the

terms

of

their

agreement.

The

customer

is
responsible

for

repaying

the

entire

outstanding

principal

on

maturity,

which

may

require

the

sale

of

the

mortgaged

property.
‘Interest

rate

derivatives’

Derivatives

linked

to

interest

rates.

This

category

includes

interest

rate

swaps,

collars,

floors

options

and
swaptions.

An

interest

rate

swap

is

an

agreement

between

two

parties

to

exchange

fixed

rate

and

floating

rate

interest

by

means

of
periodic

payments

based

upon

a

notional

principal

amount

and

the

intere

st

rates

defined

in

the

contract.

Certain

agreements
combine

interest

rate

and

foreign

currency

swap

transactions,

which

may

or

may

not

include

the

exchange

of

principal

amounts.

A
basis

swap

is

a

form

of

interest

rate

swap,

in

which

both

parties

exchange

interest

payments

based

on

floating

rates,

where

the
floating

rates

are

based

upon

different

underlying

reference

indices.

In

a

forward

rate

agreement,

two

parties

agree

a

future
settlement

of

the

difference

between

an

agreed

rate

and

a

future

interest

rat

e,

applied

to

a

notional

principal

amount.

The
settlement,

which

generally

occurs

at

the

start

of

the

contract

period,

is

the

discounted

present

value

of

the

payment

that

would
otherwise

be

made

at

the

end

of

that

period.
‘Interest

rate

risk’

The

risk

of

interest

rate

volatility

adversely

impacting

the

Barclays

Bank

Group’s

net

interest

margin.

In

the
context

of

the

calculation

of

market

risk

DVaR,

measures

the

impact

of

changes

in

interest

(swap)

rates

and

volatilities

on

cash
instruments

and

derivatives.
‘Interest

rate

risk

in

the

banking

book

(IRRBB)’
The

risk

that

the

Barclays

Bank

Group

is

exposed

to

capital

or

income

volatility
because

of

a

mismatch

between

the

interest

rate

exposures

of

its

(non-traded)

assets

and

liabilities.
‘Internal

Assessment

Approach

(IAA)’
One

of

three

types

of

calculation

that

a

bank

with

permission

to

use

the

Internal

Ratings
Based

(IRB)

approach

may

apply

to

securitisation

exposures.

It

consists

of

mapping

a

bank's

internal

rating

methodology

for

credi

t
exposures

to

those

of

an

External

Credit

Assessment

Institution

(ECAI)

to

determine

the

appropriate

risk

weight

based

on

the
ratings

based

approach.

Its

applicability

is

limited

to

ABCP

programmes

related

to

liquidity

facilities

and

credit

enhancement.
‘Internal

Capital

Adequacy

Assessment

Process

(ICAAP)’
Companies

are

required

to

perform

a

formal

Internal

Capital

Adequacy
Assessment

Process

(ICAAP)

as

part

of

the

Pillar

2

requirements

(BIPRU)

and

to

provide

this

document

to

the

PRA

on

a

yearly

basis.
The

ICAAP

document

summarises

the

Barclays

Bank

Group’s

risk

management

framework,

including

approach

to

managing

all

risks
(i.e.

Pillar

1

and

non-Pillar

1

risks);

and,

the

Barclays

Bank

Group’s

risk

appetite,

economic

capital

and

stress

testing

frameworks.

‘Internal

Ratings

Based

(IRB)’

An

approach

under

the

CRR

framework

that

relies

on

the

bank’s

internal

models

to

derive

the

risk
weights.

The

IRB

approach

is

divided

into

two

alternative

applications,

Advanced

and

Foundation:

–
Advanced

IRB

(A-IRB):

the

bank

uses

its

own

estimates

of

probability

of

default

(PD),

loss

given

default

(LGD)

and

credit
conversion

factor

to

model

a

given

risk

exposure.

–
Foundation

IRB:

the

bank

applies

its

own

PD

as

for

Advanced,

but

it

uses

standard

parameters

for

the

LGD

and

the

credit
conversion

factor.

The

Foundation

IRB

approach

is

specifically

designed

for

wholesale

credit

exposures.

Hence

retail,
equity,

securitisation

positions

and

non-credit

obligations

asset

exposures

are

treated

under

standardised

or

A-IRB.

Glossary

of

Terms

Barclays

Bank

PLC

57

‘Investme

nt

Bank’
The

Barclays

Bank

Group’s

investment

bank

which

consists

of

origination

led

and

returns

focused

markets

and
banking

business

which

forms

part

of

the

Corporate

and

Investment

Bank

segment.
‘Investment

Banking

Fees’

In

the

context

of

Investment

Bank

Analysis

of

Total

Income,

fees

generated

from

origination

activity
businesses

–

including

financial

advisory,

debt

and

equity

underwriting.

‘Investment

grade’

A

debt

security,

treasury

bill

or

similar

instrument

with

a

credit

rating

of

AAA

to

BBB

as

measured

by

external
credit

rating

agencies.

‘ISDA

Master

Agreement’

The

most

commonly

used

master

contract

for

OTC

derivative

transactions

internationally.

It

is

part

of

a
framework

of

documents,

designed

to

enable

OTC

derivatives

to

be

documented

fully

and

flexibly.

The

framework

consists

of

a
master

agreement,

a

schedule,

confirmations,

definition

booklets,

and

a

credit

support

annex.

The

ISDA

master

agreement

is
published

by

the

International

Swaps

and

Derivatives

Association

(ISDA).

‘Key

Risk

Scenarios

(KRS)’
Key

Risk

Scenarios

are

a

summary

of

the

extreme

potential

risk

exposure

for

each

Key

Risk

in

each
business

and

function,

including

an

assessment

of

the

potential

frequency

of

risk

events,

the

average

size

of

losses

and

three
extreme

scenarios.

The

Key

Risk

Scenario

assessments

are

a

key

input

to

the

Advanced

Measurement

Approach

calculation

of
regulatory

and

economic

capital

requirements.
‘Large

exposure’
A

large

exposure

is

defined

as

the

total

exposure

of

a

bank

to

a

counterparty

or

group

of

connected

clients,
whether

in

the

banking

book

or

trading

book

or

both,

which

in

aggregate

equals

or

exceeds

10%

of

the

bank's

eligible

capital.
‘Legal

risk’

The

risk

of

loss

or

imposition

of

penalties,

damages

or

fines

from

the

failure

of

the

Barclays

Bank

Group

to

meet

its

legal
obligations

including

regulatory

or

contractual

requirements.
‘Lending’
In

the

context

of

Investment

Bank

Analysis

of

Total

Income,

lending

income

includes

net

interest

income,

gains

or

losses
on

loan

sale

activity,

and

risk

management

activity

relating

to

the

loan

portfolio.
‘Letters

of

credit’

A

letter

typically

used

for

the

purposes

of

international

trade

guaranteeing

that

a

debtor’s

payment

to

a

creditor
will

be

made

on

time

and

in

full.

In

the

event

that

the

debtor

is

unable

to

make

payment,

the

bank

will

be

required

to

cover

the

full
or

remaining

amount

of

the

purchase.
‘Level

1

assets’
High

quality

liquid

assets

under

the

Basel

Committee’s

Liquidity

Coverage

Ratio

(LCR),

including

cash,

central

bank
reserves

and

higher

quality

government

securities.

‘Level

2

assets’

Under

the

Basel

Committee’s

Liquidity

Coverage

Ratio

high

quality

liquid

assets

(HQLA)

are

comprised

of

Level

1

and
Level

2

assets,

with

the

latter

comprised

of

Level

2A

and

Level

2B

assets.

Level

2A

assets

include,

for

example,

lower

quality
government

securities,

covered

bonds

and

corporate

debt

securities.

Level

2B

assets

include,

for

example,

lower

rated

corporate
bonds,

residential

mortgage

backed

securities

and

equities

that

meet

certain

conditions.
‘Lifetime

expected

credit

losses’

An

assessment

of

expected

losses

associated

with

default

events

that

may

occur

during

the

life

of
an

exposure,

reflecting

the

present

value

of

cash

shortfalls

over

the

remaining

expected

life

of

the

asset.
‘Lifetime

Probability’

The

likelihood

of

accounts

entering

default

during

the

expected

remaining

life

of

the

asset.
‘Liquidity

Coverage

Ratio

(LCR)’

The

ratio

of

the

stock

of

high

quality

liquid

assets

to

expected

net

cash

outflows

over

the

next

30
days.

High-

quality

liquid

assets

should

be

unencumbered,

liquid

in

markets

during

a

time

of

stress

and,

ideally,

be

central

bank
eligible.

These

include,

for

example,

cash

and

claims

on

central

governments

and

central

banks.

‘Liquidity

Pool’

The

Barclays

Bank

Group

liquidity

pool

comprises

cash

at

central

banks

and

highly

liquid

collateral

specifically

held
by

the

Barclays

Bank

Group

as

a

contingenc

y

to

enable

the

bank

to

meet

cash

outflows

in

the

event

of

stressed

market

conditions.

‘Liquidity

Risk’
The

risk

that

the

Barclays

Bank

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

is

does

not
have

the

appropriate

amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.

‘Liquidity

risk

appetite

(LRA)’

The

level

of

liquidity

risk

that

the

Barclays

Bank

Group

chooses

to

take

in

pursuit

of

its

business
objectives

and

in

meeting

its

regulatory

obligations.

Glossary

of

Terms

Barclays

Bank

PLC

58

‘Liquidity

Risk

Management

Framework

(the

Liquidity

Framework)’
The

Liquidity

Risk

Management

Framework

(the

Liquidity
Framework),

which

is

sanctioned

by

the

Board

Risk

Committee

(BRC)

and

which

incorporates

liquidity

policies,

systems

and

controls
that

the

Barclays

Bank

Group

has

implemented

to

manage

liquidity

risk

within

tolerances

approved

by

the

Board

and

re

gulatory
agencies.
‘Litigation

and

conduct

charges’

or

‘Litigation

and

conduct’
Litigation

and

conduct

charges

include

regulatory

fines,

litigation
settlements

and

conduct

related

customer

redress.
‘Loan

loss

rate’

Quoted

in

basis

points

and

represents

total

annualised

impairment

charges

divided

by

gross

loans

and

advances
held

at

amortised

cost

at

the

balance

sheet

date.
‘Loan

to

deposit

ratio’

Loans

and

advances

at

amortised

costs

divided

by

deposits

at

amortised

cost.
‘Loan

to

value

(LTV)

ratio’

Expresses

the

amount

borrowed

against

an

asset

(i.e.

a

mortgage)

as

a

percentage

of

the

appraised

value
of

the

asset.

The

ratios

are

used

in

determining

the

appropriate

level

of

risk

for

the

loan

and

are

generally

reported

as

an

average
for

new

mortgages

or

an

entire

portfolio.

Also

see

‘Marked

to

market

(MTM)

LTV

ratio.’

‘London

Interbank

Offered

Rate

(LIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
London

interbank

market.

‘Loss

Given

Default

(LGD)’

The

percentage

of

Exposure

at

Default

(EAD)

(defined

above)

that

will

not

be

recovered

following
default.

LGD

comprises

the

actual

loss

(the

part

that

is

not

expected

to

be

recovered),

together

with

the

economic

costs

associated
with

the

recovery

process.

‘Management

VaR’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

confidence
level,

if

current

positions

were

to

be

held

unchanged

for

predefined

period.

Corporate

and

Investment

Bank

uses

Management

VaR
with

a

two

-year

equally

weighted

historical

period,

at

a

95%

confidence

level,

with

a

one

day

holding

period.

‘Mandatory

break

clause’

In

the

context

of

counterparty

credit

risk,

a

contract

clause

that

means

a

trade

will

be

ended

on

a
particular

date.
‘Marked

to

market

approach’

A

counterparty

credit

risk

exposure

calculation

approach

which

uses

the

current

mark

to

market
value

of

derivative

positions

as

well

as

a

potential

future

exposure

add-on

to

calculate

an

exposure

to

which

a

risk

weight

can

be
applied.

This

is

also

known

as

the

Current

Exposure

Method.
‘Marked

to

market

(MTM)

LTV

ratio’

The

loan

amount

as

a

percentage

of

the

current

value

of

the

asset

used

to

secure

the

loan.
Also

see

‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

and

‘Valuation

weighte

d

Loan

to

Value

(LTV)

ratio.’
‘Market

risk’

The

risk

of

loss

arising

from

potential

adverse

changes

in

the

value

of

the

Barclays

Bank

Group’s

assets

and

liabilities
from

fluctuation

in

market

variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,
credit

spreads,

implied

volatilities

and

asset

correlations.

‘Master

netting

agreements’

An

agreement

that

provides

for

a

single

net

settlement

of

all

financial

instruments

and

collateral
covered

by

the

agreemen

t

in

the

event

of

the

counterparty’s

default

or

bankruptcy

or

insolvency,

resulting

in

a

reduced

exposure.
‘Master

trust

securitisation

programmes’

A

securitisation

structure

where

a

trust

is

set

up

for

the

purpose

of

acquiring

a

pool

of
receivables.

The

trust

issues

multiple

series

of

securities

backed

by

these

receivables.
‘Material

Risk

Takers

(MRTs)’
Categories

of

staff

whose

professional

activities

have

or

are

deemed

to

have

a

material

impact

on
Barclays

Bank

Group’

risk

profile,

as

determined

in

accor

dance

with

the

European

Banking

Authority

regulatory

technical

standard
on

the

identification

of

such

staff.
‘Maximum

Distributable

Amount

(MDA)’
The

MDA

is

a

factor

representing

the

available

distributable

profit

whilst

remaining

in
excess

of

its

combined

buffer

requirement.

CRD

IV

places

restrictions

on

a

bank’s

dividend

decisions

depending

on

its

proximity

to
meeting

the

buffer.

Glossary

of

Terms

Barclays

Bank

PLC

59

‘Medium-Term

Notes’

Corporate

notes

(or

debt

securities)

continuously

offered

by

a

company

to

investors

through

a

dealer.
Investors

can

choose

from

differing

maturities,

ranging

from

nine

months

to

30

years.

They

can

be

issued

on

a

fixed

or

floating
coupon

basis

or

with

an

exotic

coupon;

with

a

fixed

maturity

date

(non-callable)

or

with

embedded

call

or

put

options

or

early
repayment

triggers.

MTNs

are

most

generally

issued

as

senior,

unsecured

debt.
‘Methodology

and

policy’
In

the

context

of

the

Capital

Risk

section,

the

effect

on

RWAs

of

methodology

changes

driven

by
regulatory

policy

changes.

‘MiFID

II’
The

Markets

in

Financial

Instruments

Directive

2004/39/EC

(known

as

"MiFID"

I)

as

subsequently

amended

to

MiFID

II

is

a
European

Union

law

that

provides

harmonised

regulation

for

investment

services

across

the

31

member

states

of

the

European
Economic

Area.

‘Minimum

requirement

for

own

funds

and

eligible

liabilities

(MREL)’

A

European

Union

wide

requirement

under

the

Bank

Recovery
and

Resolution

Directive

for

all

European

banks

and

investment

banks

to

hold

a

minimum

level

of

equity

and/or

loss

absorbing
eligible

liabilities

to

ensure

the

operation

of

the

bail-in

tool

to

absorb

losses

and

recapitalise

an

institution

in

resolution.

An
institution’s

MREL

requirement

is

set

by

its

resolution

authority.

Amendments

in

the

EU

Risk

Reduction

Measure

package

are
designed

to

align

MREL

and

TLAC

for

EU

G-SIBs.
‘Model

risk’
The

risk

of

the

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused
model

outputs

and

reports.

‘Model

updates’
In

the

context

of

the

Capital

Risk

section,

changes

in

RWAs

caused

by

model

implementation,

changes

in

model
scope

or

any

changes

required

to

address

model

malfunctions.

‘Model

validation’

Process

through

which

models

are

independently

challenged,

tested

and

verified

to

prove

that

they

hav

e

been
built,

implemented

and

used

correctly,

and

that

they

continue

to

be

fit-for

-purpose.

‘Modelled—VaR’

In

the

context

of

RWAs,

Market

risk

calculated

using

value

at

risk

models

laid

down

by

the

CRR

and

supervised

by
the

PRA.

‘Money

market

funds’

Investment

funds

typically

invested

in

short-term

debt

securities.

‘Monoline

derivatives’

Derivatives

with

a

monoline

insurer

such

as

credit

default

swaps

referencing

the

underlying

exposures

held.
‘Moody’s’

A

credit

rating

agency.

‘Mortgage

Servicing

Rights

(MSR)’
A

contractual

agreement

in

which

the

right

to

service

an

existing

mortgage

is

sold

by

the

original
lender

to

another

party

that

specialises

in

the

various

functions

involved

with

servicing

mortgages.
‘Multilateral

development

banks’

Financial

institutions

created

for

the

purposes

of

development,

where

membership

transcends
national

boundaries.

‘National

discretion’

Discretions

in

CRD

given

to

member

states

to

allow

the

local

regulator

additional

powers

in

the

application

of
certain

CRD

rules

in

its

jurisdiction.

‘Net

asset

value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity
instruments,

by

the

number

of

issued

ordinary

shares.

‘Net

interest

income

(NII)’

The

difference

between

interest

income

on

assets

and

interest

expense

on

liabilities.

‘Net

interest

margin

(NIM)’

Annualised

net

interest

income

divided

by

the

sum

of

average

customer

assets.
‘Net

investment

income’

Changes

in

the

fair

value

of

financial

instruments

designated

at

fair

value,

dividend

income

and

the

net
result

on

disposal

of

available

for

sale

assets.

Glossary

of

Terms

Barclays

Bank

PLC

60

‘Net

Stable

Funding

Ratio

(NSFR)’

The

ratio

of

available

stable

funding

to

required

stable

funding

over

a

one

year

time

horizon,
assuming

a

stressed

scenario.

The

ratio

is

required

to

be

over

100%.

Available

stable

funding

would

include

such

items

as

equity
capital,

preferred

stock

with

a

maturity

of

over

1

year,

or

liabilities

with

a

maturity

of

over

1

year.

The

required

amount

of

stable
funding

is

calculated

as

the

sum

of

the

value

of

the

assets

held

and

funded

by

the

institution,

multiplied

by

a

specific

required
stable

funding

(RSF)

fa

ctor

assigned

to

each

particular

asset

type,

added

to

the

amount

of

potential

liquidity

exposure

multiplied

by
its

associated

RSF

factor.

‘Net

trading

income’

Gains

and

losses

arising

from

trading

positions

which

are

held

at

fair

value,

in

respect

of

both

market

-making
and

customer

business,

together

with

interest,

dividends

and

funding

costs

relating

to

trading

activities.
‘Net

write-off

rate’

Expressed

as

a

percentage

and

represents

balances

written

off

in

the

reporting

period

less

any

post

write-off
rec

overies

divided

by

gross

loans

and

advances

held

at

amortised

cost

at

the

balance

sheet

date.
‘Net

written

credit

protection’

In

the

context

of

leverage

exposure,

the

net

notional

value

of

credit

derivatives

protection

sold

and
credit

derivatives

protectio

n

bought.

‘New

bookings’
The

total

of

the

original

balance

on

accounts

opened

in

the

reporting

period,

including

any

applicable

fees

and
charges

included

in

the

loan

amount.
‘Non-asset

backed

debt

instruments’

Debt

instruments

not

backed

by

collateral,

including

government

bonds;

US

agency

bonds;
corporate

bonds;

commercial

paper;

certificates

of

deposit;

convertible

bonds;

corporate

bonds

and

issued

notes.

‘Non-model

method

(NMM)’

In

the

context

of

RWAs,

Counterparty

credit

risk,

RWAs

where

the

exposure

amount

has

been

derived
through

the

use

of

CRR

norms,

as

opposed

to

an

internal

model.

‘Non-Traded

Market

Risk’
The

risk

that

the

current

or

future

exposure

in

the

banking

book

(i.e.

non-traded

book)

will

impact

bank's
capital

and/or

earnings

due

to

adverse

movements

in

Interest

or

foreign

exchange

rates.
‘Non-Traded

VaR’
Reflects

the

volatility

in

the

value

of

the

fair

value

through

other

comprehensive

income

(FVOCI)

investments

in
the

liquidity

pool

which

flow

directly

through

capital

via

the

FVOCI

reserve.

The

underlying

methodology

to

calculate

non-traded
VaR

is

similar

to

Traded

Management

VaR,

but

the

two

measures

are

not

directly

comparable.

The

Non-Traded

VaR

represents

the
volatility

to

capital

driven

by

the

FVOCI

exposures.

These

exposures

are

in

the

banking

book

and

do

not

meet

the

criteria

for

trading
book

treatment.

‘Notch’

A

single

unit

of

measurement

in

a

credit

rating

scale.

‘Notional

amount’
The

nominal

or

face

amount

of

a

financial

instrument,

such

as

a

loan

or

a

derivative,

that

is

used

to

calculate
payments

made

on

that

instrument.

‘Open

Banking’
The

Payment

Services

Directive

(PSD2)

and

the

Open

API

standards

and

data

sharing

remedy

imposed

by

the

UK
Competition

and

Markets

Authority

following

its

Retail

Banking

Market

Investigation

Order.
‘Operating

leverage’

Operating

expenses

compared

to

total

income

less

credit

impairment

charges

and

other

provisions.

‘Operational

risk’

The

risk

of

loss

to

the

bank

from

inadequate

or

fai

led

processes

or

systems,

human

factors

or

due

to

external
events

(for

example,

fraud)

where

the

root

cause

is

not

due

to

credit

or

market

risks.
‘Operational

Riskdata

eXchange

(ORX)’

The

Operational

Riskdata

eXchange

Association

(ORX)

is

a

not

-for

-profit

industry

association
dedicated

to

advancing

the

measurement

and

management

of

operational

risk

in

the

global

financial

services

industry.

Barclays
Bank

is

a

member

of

ORX.
‘Origination

led’

Focus

on

high

margin,

low

capital

fee

based

activities

and

related

hedging

opportunities.

‘OSII’
Other

systemically

important

institutions

are

institutions

that

are

deemed

to

create

risk

to

financial

stability

due

to

their
systemic

importance.

‘Over

-the-counter

(OTC)

derivatives’

Derivative

contracts

that

are

traded

(and

privately

negotiated)

directly

between

two

parties.
They

offer

flexibility

because,

unlike

standardised

exchange

-traded

products,

they

can

be

tailored

to

fit

specific

needs.

Glossary

of

Terms

Barclays

Bank

PLC

61

‘Ov

erall

capital

requirement’

The

overall

capital

requirement

is

the

sum

of

capital

required

to

meet

the

total

of

a

Pillar

1
requirement,

a

Pillar

2A

requirement,

a

Global

Systemically

Important

Institution

(G-

SII)

buffer,

a

Capital

Conservation

Buffer

(CCB)
and

a

Countercyclical

Capital

Buffer

(CCyB).

‘Own

credit’

The

effect

of

changes

in

the

Barclays

Bank

Group’s

own

credit

standing

on

the

fair

value

of

financial

liabilities.

‘Owner

occupied

mortgage’
A

mortgage

where

the

intention

of

the

customer

was

to

occupy

the

property

at

origination.

‘Own

funds’
The

sum

of

Tier

1

and

Tier

2

capital.
‘Past

due

items’
Refers

to

loans

where

the

borrower

has

failed

to

make

a

payment

when

due

under

the

terms

of

the

loan

contract.

‘Payment

Protection

Insurance

(PPI)

redress’

Provision

for

the

settlement

of

PPI

miss-selling

claims

and

related

claims

management
costs.
‘Pension

Risk’
The

risk

of

the

Barclays

Bank

Group’s

earnings

and

capital

being

adversely

impacted

by

the

Barclays

Bank

Group’s
defined

benefit

obligations

increasing

or

the

value

of

the

assets

backing

these

defined

benefit

obligations

decreasing

due

to
changes

in

both

the

level

and

volatility

of

prices.

‘Performance

costs’

The

accounting

charge

recognised

in

the

period

for

performance

awards.

For

deferred

incentives

and

long-
term

incentives,

the

accounting

charge

is

spread

over

the

relevant

periods

in

which

the

employee

delivers

service.

‘Personal

Banking’
Offers

retail

advice,

products

and

services

to

community

and

premier

customers

in

the

UK.

‘Per

iod

end

allocated

tangible

equity’

Allocated

tangible

equity

is

calculated

as

13.0%

(2018:

13.0%)

of

RWAs

for

each

business,
adjusted

for

capital

deductions,

excluding

goodwill

and

intangible

assets,

reflecting

assumptions

the

Barclays

Bank

Group

uses

for
capital

planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference

between

the

Barclays

Bank

Group’s
tangible

shareholders’

equity

and

the

amounts

allocated

to

businesses.

‘Pillar

1

requirements’
The

minimum

regulatory

capital

requirements

to

meet

the

sum

of

credit

(including

counterparty

credit),
market

and

operational

risk.
‘Pillar

2A

requirements’
The

additional

regulatory

capital

requirement

to

meet

risks

not

captured

under

Pillar

1

requirements.

This
requirement

is

the

outcome

of

the

bank’s

Internal

Capital

Adequacy

Assessment

Process

(ICAAP)

and

the

complementary
supervisory

review

and

evaluation

carried

out

by

the

PRA.

‘Post

-model

adjustment

(PMA)’

In

the

context

of

Basel

models,

a

PMA

is

a

short

term

increase

in

regulatory

capital

applied

at
portfolio

level

to

account

for

model

input

data

deficiencies,

inadequate

model

performance

or

changes

to

regulatory

definitions
(e.g.

definition

of

default)

to

ensure

the

model

output

is

accurate,

complete

and

appropriate.
‘Potential

Future

Exposure

(PFE)

on

Derivatives’

A

regulatory

calculation

in

respect

of

the

Barclays

Bank

Group’s

potential

future
credit

exposure

on

both

exchange

traded

and

OTC

derivative

contracts,

calculated

by

assigning

a

standardised

percentage

(based
on

the

underlying

risk

category

and

residual

trade

maturity)

to

the

gross

notional

value

of

each

contract.
‘PRA

waivers’

PRA

approvals

that

specifically

give

permission

to

the

bank

to

either

modify

or

waive

existing

rules.

Waivers

are
specific

to

an

orga

nisation

and

require

applications

being

submitted

to

and

approved

by

the

PRA.
‘Primary

securitisations’

The

issuance

of

securities

(bonds

and

commercial

papers)

for

fund-raising.
‘Primary

Stress

Tests’

In

the

context

of

Traded

Market

Risk,

Stress

Testing

provides

an

estimate

of

potentially

significant

future
losses

that

might

arise

from

extreme

market

moves

or

scenarios.

Primary

Stress

Tests

apply

stress

moves

to

key

liquid

risk

factors
for

each

of

the

major

trading

asset

classes.
‘Prime

Services’

Involves

financing

of

fixed

income

and

equity

positions

using

Repo

and

stock

lending

facilities.

The

Prime

Services
business

also

provides

brokerage

facilitation

services

for

hedge

fund

clients

offering

executi

on

and

clearance

facilities

for

a

variety
of

asset

classes.

‘Principal’

In

the

context

of

a

loan,

the

amount

borrowed,

or

the

part

of

the

amount

borrowed

which

remains

unpaid

(excluding
interest).

Glossary

of

Terms

Barclays

Bank

PLC

62

‘Principal

Investments’

/

‘Private

equity

investments’

Investments

in

equity

securities

in

operating

companies

not

quoted

on

a
public

exchange.

Investment

in

private

equity

often

involves

the

investment

of

capital

in

private

companies

or

the

acquisition

of

a
public

company

that

results

in

the

delisting

of

public

equity.

Capital

for

private

equity

investment

is

raised

by

retail

or

institutional
investors

and

used

to

fund

investment

strategies

such

as

leveraged

buyouts,

venture

capital,

growth

capital,

distressed

investments
and

mezzanine

capital.

‘Principal

Risks’

The

principal

risks

affecting

the

Barclays

Bank

Group

described

in

the

risk

review

section

of

the

Barclays

Bank

PLC
Annual

Report.
‘Pro

-cyclicality’

Movements

in

financial

variables

(including

capital

requirements)

following

natural

fluctuations

in

the

economic
cycle,

where

the

subsequent

impact

on

lending

or

other

market

behaviours

acts

as

an

amplification

of

the

economic

cycle

by

the
financial

sector.
‘Probability

of

Default

(PD)’

The

likelihood

that

a

loan

will

not

be

repaid

and

will

fall

into

default.

PD

may

be

calculated

for

each
client

who

has

a

loan

(normally

applicable

to

wholesale

customers/clients)

or

for

a

portfolio

of

clients

with

similar

attributes
(normally

applicable

to

retail

customers).

To

calculate

PD,

Barclays

Bank

Group

assesses

the

credit

quality

of

borrowers

and

other
counterparties

and

assigns

them

an

internal

risk

rating.

Multiple

rating

methodologies

may

be

used

to

inform

the

rating

decision

on
individual

large

credits,

such

as

internal

and

external

models,

ra

ting

agency

ratings,

and

for

wholesale

assets

market

information
such

as

credit

spreads.

For

smaller

credits,

a

single

source

may

suffice

such

as

the

result

from

an

internal

rating

model.
‘Product

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

on

product

balances

with

an

instant

access
(such

as

non-interest

bearing

current

accounts

and

managed

rate

deposits)

and

to

smoothen

the

income

over

a

medium/long

term.

‘Properties

in

Possession

held

as

’Loans

and

Advances

to

Customers’’
Properties

in

the

UK

and

Italy

where

the

customer

continues
to

retain

legal

title

but

where

the

bank

has

enforced

the

possession

order

as

part

of

the

foreclosure

process

to

allow

for

the
disposal

of

the

asset

or

the

court

has

ordered

the

auction

of

the

property.
‘Properties

in

Possession

held

as

‘Other

Real

Estate

Owned’’
Properties

in

South

Africa,

where

the

bank

has

taken

legal

ownership
of

the

title

as

a

result

of

purchase

at

an

auction

or

similar

and

treated

as

‘Other

Real

Estate

Owned’

within

other

assets

on

the
bank’s

balance

sheet.
‘Proprietary

trading’

When

a

bank,

brokerage

or

other

financial

institution

trades

on

its

own

account,

at

its

own

risk,

rather

than

on
behalf

of

customers

,

so

as

to

make

a

profit

for

itself.

‘Prudential

Regulation

Authority

(PRA)’

The

statutory

body

responsible

for

the

prudential

supervision

of

banks,

building

societies,
insurers

and

a

small

number

of

significant

investment

banks

in

the

UK.

The

PRA

is

a

subsidiary

of

the

Bank

of

England.

‘Prudential

valuation

adjustment

(PVA)’

A

calculation

which

adjusts

the

accounting

values

of

positions

held

on

balance

sheet

at

fair
value

to

comply

with

regulatory

valuation

standards,

which

place

greater

emphasis

on

the

inherent

uncertainty

around

the

value

at
which

a

trading

book

position

could

be

exited.
‘Public

benchmark’

Unsecured

medium

term

notes

issued

in

public

syndicated

transactions.

‘Qualifying

central

bank

claims’
An

amount

calculated

in

line

with

the

PRA

policy

statement

allowing

banks

to

exclude

claims

on

the
central

bank

from

the

calculation

of

the

leverage

exposure

measure,

as

long

as

these

are

matched

by

deposits

denominated

in

the
same

currency

and

of

identical

or

longer

maturity.

‘Qualifying

Revolving

Retail

Exposure

(QRRE)’

In

the

context

of

the

IRB

approach

to

credit

risk

RWA

calculations,

an

exposure
meeting

the

criteria

set

out

in

BIPRU

4.6.42

R

(2).

It

includes

most

types

of

credit

card

exposure.
‘Rates’

In

the

context

of

Investment

Bank

income

analysis,

trading

revenue

relating

to

government

bonds

and

linear

interest

rate
derivatives.
‘Re

-aging’
The

returning

of

a

delinquent

account

to

up-to

-date

status

without

collecting

the

full

arrears

(principal,

interest

and
fees).
‘Real

Estate

Mortgage

Investment

Conduits

(REMICs)’
An

entity

that

holds

a

fixed

pool

of

mortgages

and

that

is

separated

into
multiple

classes

of

interests

for

issuance

to

investors.

Glossary

of

Terms

Barclays

Bank

PLC

63

‘Recovery

book’

Represents

the

total

amount

of

exposure

which

has

been

transferred

to

recovery

units

who

set

and

implement
strategies

to

recover

the

Group’s

exposure.

‘Recovery

book

Impairment

Coverage

Ratio’

Impairment

allowance

held

against

recoveries

balances

express

ed

as

a

percentage

of
balance

in

recoveries.

‘Recovery

book

proportion

of

outstanding

balances’

Represents

the

amount

of

recoveries

(gross

month-end

customer

balances

of
all

accounts

that

have

charged

-off)

as

at

the

period

end

compared

to

total

outstanding

balances.

The

size

of

the

recoveries

book
would

ultimately

have

an

impact

on

the

overall

impairment

requirement

on

the

portfolio.

Balances

in

recoveries

will

decrease

if:
assets

are

written

-off;

amounts

are

collected;

or

assets

are

sold

to

a

third

party

(i.e.

debt

sale).

‘Regulatory

capital’

The

amount

of

capital

that

a

bank

holds

to

satisfy

regulatory

requirements.

‘Renegotiated

loans’

Loans

are

generally

renegotiated

either

as

part

of

an

ongoing

customer

relationship

or

in

response

to

an
adverse

change

in

the

circumstances

of

the

borrower.

In

the

latter

case

renegotiation

can

result

in

an

extension

of

the

due

date

of
payment

or

repayment

plans

under

which

the

Barclays

Bank

Group

offers

a

concessionary

rate

of

interest

to

genuinely

distressed
borrowers.

This

will

result

in

the

asset

continuing

to

be

overdue

and

will

be

individually

impaired

where

the

renegotiated

payments
of

interest

and

principal

will

not

recover

the

original

carrying

amount

of

the

asset.

In

other

cases,

renegotiation

will

lead

to

a

new
agreement,

which

is

treated

as

a

new

loan.
‘Repurchase

agreement

(Repo)’

/

‘Reverse

repurchase

agreement

(Reverse

repo)’

Arrangements

that

allow

counterparties

to

use
financial

securities

as

collateral

for

an

interest

bearing

cash

loan.

The

borrower

agrees

to

sell

a

security

to

the

lender

subject

to

a
commitment

to

repurchase

the

asset

at

a

specified

price

on

a

given

date.

For

the

party

selling

the

security

(and

agreeing

to
repurchase

it

in

the

future)

it

is

a

Repurchase

agreement

or

Repo;

for

the

counterp

arty

to

the

transaction

(buying

the

security

and
agreeing

to

sell

in

the

future)

it

is

a

Reverse

repurchase

agreement

or

Reverse

repo.

‘Reputation

risk’

The

risk

that

an

action,

transaction,

investment

or

event

will

reduce

trust

in

the

Barclays

Bank

Group’s

integrity
and

competence

by

clients,

counterparties,

investors,

regulators,

employees

or

the

public.
‘Re

-securitisations’

The

repackaging

of

Securitised

Products

into

securities.

The

resulting

securities

are

therefore

securitisation
positions

where

the

underlying

assets

are

also

predominantly

securitisation

positions.

‘Reserve

Capital

Instruments

(RCIs)’

Hybrid

issued

capit

al

securities

which

may

be

debt

or

equity

accounted,

depending

on

the
terms.

‘Residential

Mortgage

-Backed

Securities

(RMBS)’

Securities

that

represent

interests

in

a

group

of

residential

mortgages.

Investors

in
these

securities

have

the

right

to

cash

received

from

future

mortgage

payments

(interest

and/or

principal).

‘Residual

maturity’
The

remaining

contractual

term

of

a

credit

obligation

associated

with

a

credit

exposure.
‘Restructured

loans’

Comprises

loans

where,

for

economic

or

legal

reasons

related

to

the

debtor’s

financial

difficulties,

a

concession
has

been

granted

to

the

debtor

that

would

not

otherwise

be

considered.

Where

the

concession

results

in

the

expected

cash

flows
discounted

at

the

original

effective

interest

rate

being

less

than

the

loan’s

carrying

value,

an

impairment

allowance

will

be

raised.

‘Retail

Loans’

Loans

to

individuals

or

small

and

medium

sized

enterprises

rather

than

to

financial

institutions

and

larger

businesses.
It

includes

both

secured

and

unsecured

loans

such

as

mortgages

and

credit

card

balances,

as

well

as

loans

to

certain

smaller
business

customers,

typically

with

exposures

up

to

£3m

or

with

a

turnover

up

to

£5m.

‘Return

on

average

Risk

Weighted

Assets’

Stat

utory

profit

after

tax

as

a

proportion

of

average

RWAs.

‘Return

on

average

tangible

shareholders’

equity’

(RoTE)

Annualised
profit

after

tax

attributable

to

ordinary

equity

holders

of

the
parent,

as

a

proportion

of

average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted
for

the

deduction

of

intangible

assets

and

goodwill.

‘Return

on

average

allocated

tangible

equity’

Annualised
profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

average

allocated

tangible

equity.
‘Risk

appetite’

The

level

of

risk

that

Barclays

Bank

Group

is

prepared

to

accept

whilst

pursuing

its

business

strategy,

recognising

a
range

of

possible

outcomes

as

business

plans

are

implemented.

Glossary

of

Terms

Barclays

Bank

PLC

64

‘Risk

weighted

assets

(RWAs)’

A

measure

of

a

bank’s

assets

adjusted

for

their

associated

risks.

Risk

weightings

are

established

in
accordance

with

the

Basel

rules

as

implemented

by

CRR

and

local

regulators.
‘Risks

not

in

VaR

(RNIVS)’

Refers

to

all

the

key

market

risks

which

are

not

captured

or

not

well

captured

within

the

VaR

model
framework.
‘Sarbanes-Oxley

requirements’

The

Sarbanes-Oxley

Act

2002

(SOX),

which

was

introduced

by

the

US

Government

to

safeguard
against

corporate

governance

scandals

such

as

Enron,

WorldCom

and

Tyco.

All

US-listed

companies

must

comply

with

SOX.
‘Second

Lien’

Debt

that

is

issued

against

the

same

collateral

as

higher

lien

debt

but

that

is

subordinate

to

it.

In

the

case

of

default,
compensation

for

this

debt

will

only

be

received

after

the

first

lien

has

been

repaid

and

thus

represents

a

riskier

investm

ent

than
the

first

lien.

‘Secondary

Stress

Tests’

Secondary

stress

tests

are

used

in

measuring

potential

losses

arising

from

illiquid

market

risks

that

cannot
be

hedged

or

reduced

within

the

time

period

covered

in

Primary

Stress

Tests.
‘Secured

Overnight

Financing

Rate

(SOFR)’
A

broad

measure

of

the

cost

of

borrowing

cash

overnight

collateralized

by

U.S.

Treasury
securities

in

the

repurchase

agreement

(repo)

market.

‘Securities

Financing

Transactions

(SFT)’

In

the

context

of

RWAs,

any

of

the

following

transactions:

a

repurchase

transaction,

a
securities

or

commodities

lending

or

borrowing

transaction,

or

a

margin

lending

transaction

whereby

cash

collateral

is

received

or
paid

in

respect

of

the

transfer

of

a

related

asset.

‘Securities

financing

transactions

adjustments’

In

the

context

of

leverage

ratio,

a

regulatory

add-

on

calculated

as

exposure

less
collateral,

taking

into

account

master

netting

agreements.
‘Securities

lending

arrangements’

Arrangements

whereby

securities

are

legally

transferred

to

a

third

party

subject

to

an

agreement
to

return

them

at

a

future

date.

The

counterparty

generally

provides

collateral

against

non

performance

in

the

form

of

cash

or
other

assets.

‘Securitisation’

Typically,

a

process

by

which

debt

instruments

such

as

mortgage

loans

or

credit

card

balances

are

aggregated

into

a
pool,

which

is

used

to

back

new

securities.

A

company

sells

assets

to

a

special

purpose

vehicle

(SPV)

which

then

issues

securities
backed

by

the

assets.

This

allows

the

credit

quality

of

the

assets

to

be

separated

from

the

credit

rating

of

the

original

borrower

and
transfers

risk

to

external

investors.

‘Set-off

clauses’

In

the

context

of

Counterparty

credit

risk,

contract

clauses

that

allow

Barclays

Bank

Group

to

set

off

amounts

owed
to

us

by

a

counterparty

against

amounts

owed

by

us

to

the

counterparty.
‘Settlement

balances’

Are

receivables

or

payables

recorded

between

the

date

(the

trade

date)

a

financial

instrument

(such

as

a
bond)

is

sold,

purchased

or

otherwise

closed

out,

and

the

date

the

asset

is

delivered

by

or

to

the

entity

(the

settlement

date)

and
cash

is

received

or

paid.
‘Settlement

risk’

The

risk

that

settlement

in

a

transfer

system

will

not

take

place

as

expected,

usually

owing

to

a

party

defaulting

on
one

or

more

settlement

obligations.
‘Significant

Increase

in

Credit

Risk

(SICR)’

Barclays

Bank

Group

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based
on

quantitative

and

qualitative

assessments.
‘Slotting’

Slotting

is

a

Basel

2

approach

that

requires

a

standard

set

of

rules

to

be

used

in

the

calculation

of

RWAs,

based

upon

an
assessment

of

factors

such

as

the

financial

strength

of

the

counterparty.

The

requirements

for

the

application

of

the

Slotting
approach

are

detailed

in

BIPRU

4.5.
‘Sovereign

exposure(s)’

Exposures

to

central

governments,

including

holdings

in

government

bonds

and

local

government

bonds.

‘Specific

market

risk’

A

risk

that

is

due

to

the

individual

nature

of

an

asset

and

can

potentially

be

diversified

or

the

risk

of

a

price
change

in

an

investment

due

to

factors

related

to

the

issuer

or,

in

the

case

of

a

derivative,

the

issuer

of

the

underlying

investment.
‘Spread

risk’

Measures

the

impact

of

changes

to

the

swap

spread,

i.e.

the

difference

between

swap

rates

and

government

bond
yields.

Glossary

of

Terms

Barclays

Bank

PLC

65

‘SRB

ALRB’

The

systemic

risk

buffer

(SRB)

additional

leverage

ratio

buffer

(ALRB)

is

firm

specific

requirement

set

by

the

PRA

using

its
powers

under

section

55M

of

the

Financial

Services

and

Markets

Act

(2000).

Barclays

Bank

PLC

is

required

to

hold

an

amount

of
CET1

capital

that

is

equal

to

or

greater

than

its

ALRB.

‘Stage

1’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

not

increased

significantly

since
initial

recognition.

Stage

1

financial

instruments

are

required

to

recognise

a

12

month

expected

credit

loss

allowance.
‘Stage

2’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

increased

significantly

since
initial

recognition.

Stage

2

financial

instruments

are

re

quired

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Stage

3’

This

represents

financial

instruments

where

the

financial

instrument

is

considered

impaired.

Stage

3

financial

instruments
are

required

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Standard

&

Poor’s’

A

credit

rating

agency.

‘Standby

facilities,

credit

lines

and

other

commitments’

Agreements

to

lend

to

a

customer

in

the

future,

subject

to

certain
conditions.

Such

commitments

are

either

made

for

a

fixed

period,

or

have

no

specific

maturity

but

are

cancellable

by

the

lender
subject

to

notice

requirements.

‘Statutory’

Line

items

of

income,

expense,

profit

or

loss,

assets,

liabilities

or

equity

stated

in

accordance

with

the

requirements

of
the

UK

Companies

Act

2006

and

the

requirements

of

International

Financial

Reporting

Standards

(IFRS).
‘Statutory

return

on

average

shareholders’

equity’

Statutory

profit

after

tax

attributable

to

ordinary

shareholders

as

a

proportion

of
average

shareholders’

equity.

‘STD’

/

‘Standardised

Approach’

A

method

of

calculating

RWAs

that

relies

on

a

mandatory

framework

set

by

the

regulator

to

derive
risk

weights

based

on

counterparty

type

and

a

credit

rating

provided

by

an

External

Credit

Assessment

Institute.

‘Sterling

Over

Night

Index

Average

(SONIA)’

Reflects

bank

and

building

societies’

wholesale

overnight

funding

rates

in

the

sterling
unsecured

market

administrated

and

calculated

by

the

Bank

of

England.
‘Stress

Testing’

A

process

which

involves

identifying

possible

future

adverse

events

or

changes

in

economic

conditions

that

could
have

unfavourable

effects

on

the

Barclays

Bank

Group

(either

financial

or

non-financial),

assessing

the

Barclays

Bank

Group’s

ability
to

withstand

such

changes,

and

identifying

management

actions

to

mitigate

the

impact.

‘Stressed

Value

at

Risk

(SVaR)’
An

estimate

of

the

potential

loss

arising

from

a

12-month

period

of

significant

financial

stress
calibrated

to

99%

confidence

level

over

a

10-day

holding

period.
‘Structured

entity’

An

entity

in

which

voting

or

similar

rights

are

not

the

dominant

factor

in

deciding

control.

Structured

entities

are
generally

created

to

achieve

a

narrow

and

well

defined

objective

with

restrictions

around

their

ongoing

activities.
‘Structural

hedge’

/

‘hedging’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

and

to

smoothen

the

income

over

a
medium/long

term

on

positions

that

exist

within

the

balance

sheet

and

do

not

re-

price

in

line

with

market

rates.

See

also

‘Equity
structural

hedge’

and

‘Product

structural

hedge’.

‘Structural

model

of

default’
A

model

based

on

the

assumption

that

an

obligor

will

default

when

its

assets

are

insufficient

to

cover
its

liabilities.
‘Structured

credit’

Includes

legacy

structured

credit

portfolio

primarily

comprising

derivative

exposure

and

financing

exposure

to
structured

credit

vehicles.
‘Structured

finance/notes’

A

structured

note

is

an

investment

tool

that

pays

a

return

linked

to

the

value

or

level

of

a

specified

asset
or

index

and

sometimes

offers

capital

protection

if

the

value

declines.

Structured

notes

can

be

linked

to

equities,

interest

rates,
funds,

commodities

and

foreign

currency.
‘Sub-prime’

Sub-

prime

is

defined

as

loans

to

borrowers

typically

having

weakened

credit

histories

that

include

payment
delinquencies

and

potentia

lly

more

severe

problems

such

as

court

judgments

and

bankruptcies.

They

may

also

display

reduced
repayment

capacity

as

measured

by

credit

scores,

high

debt-to

-income

ratios,

or

other

criteria

indicating

heightened

risk

of

default.

Glossary

of

Terms

Barclays

Bank

PLC

66

‘Subordinated

liabilities’

Liabilities

which,

in

the

event

of

insolvency

or

liquidation

of

the

issuer,

are

subordinated

to

the

claims

of
depositors

and

other

creditors

of

the

issuer.

‘Supranational

bonds’

Bonds

issued

by

an

international

organisation,

where

membership

transcends

national

boundaries

(e.g.

the
European

Union

or

World

Trade

Organisation).
‘Synthetic

Securitisation

Transactions’

Securitisation

transactions

effected

through

the

use

of

derivatives.
‘Systemic

Risk

Buffer’

CET1

capital

that

may

be

required

to

be

held

as

part

of

the

Combined

Buffer

Requirement

increasing

the
capacity

of

UK

banks

to

absorb

stress

and

limiting

the

damage

to

the

economy

as

a

result

of

restricted

lending.
‘Tangible

net

asset

value

(TNAV)’

Shareholders’

equity

excluding

non-controllin

g

interests

adjusted

for

the

deduction

of

intangible
assets

and

goodwill.

‘Tangible

net

asset

value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other
equity

instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

‘Tangible

shareholders’

equity’

Shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for
the

deduction

of

intangible

assets

and

goodwill.

‘Term

premium’

Additional

interest

required

by

investors

to

hold

assets

with

a

longer

period

to

maturity.

‘The

Fundamental

Review

of

the

Trading

Book

(FRTB)’

Is

a

comprehensive

suite

of

capital

rules

developed

by

the

Basel

Committee
on

Banking

Supervision

as

part

of

Basel

III

applicable

to

banks’

wholesale

trading

activities.
‘The

Standardised

Approach

(TSA)’
Under

the

TSA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

the
annual

average,

calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

(across

all

business

lines),

multiplied

by
a

supervisory

defined

percentage

factor

by

business

lines.

‘The

three

lines

of

defence’
The

three

lines

of

defence

operating

model

enables

Barclays

Bank

Group

to

separate

risk

management
activities

between

those

client

facing

areas

of

the

Barclays

Bank

Group

and

associated

support

functions

responsible

for

identifying
risk,

operating

within

applicable

limits

and

escalating

risk

events

(first

line);

colleagues

in

Risk

and

Compliance

who

establish

the
limits,

rules

and

constraints

under

which

the

first

line

operates

and

monitors

their

performance

against

those

limits

and

constraints
(second

line);

and,

colleagues

in

Internal

Audit

who

provide

assurance

to

the

Board

and

Executive

Management

over

the
effectiveness

of

governance,

risk

management

and

control

over

risks

(third

line).

The

Legal

function

does

not

sit

in

any

of

the

three
lines,

but

supports

them

all.

The

Legal

function

is,

however,

subject

to

oversight

from

Risk

and

Compliance

with

respect

to
operational

and

conduct

risks.
‘Tier

1

capital’

The

sum

of

the

Common

Equity

Tier

1

capital

and

Additional

Tier

1

capital.

‘Tier

1

capital

ratio’

The

ratio

which

expresses

Tier

1

capital

as

a

percentage

of

RWAs

under

CRR.

‘Tier

2

(T2)

capita
l’

A

type

of

capital

as

defined

in

the

CRR

principally

composed

of

capital

instruments,

subordinated

loans

and
share

premium

accounts

where

qualifying

conditions

have

been

met.
‘Tier

2

(T2)

securities’

Securities

that

are

treated

as

Tier

2

(T2)

capital

in

the

context

of

CRR.

‘Total

capital

ratio’
Total

Regulatory

capital

as

a

percentage

of

RWAs.
‘Total

Loss

Absorbing

Capacity

(TLAC)’

A

standard

published

by

the

FSB

which

is

applicable

to

G-SIBs

and

requires

a

G-SIB

to

hold

a
prescriptive

minimum

level

of

instruments

and

liabilities

that

should

be

readily

available

for

bail-in

within

resolution

to

absorb
losses

and

recapitalise

the

institution.
‘Total

outstanding

balance’
In

retail

banking,

total

outstanding

balance

is

defined

as

the

gross

month-end

customer

balances

on

all
accounts

including

accounts

charged

off

to

recoveries.

‘Total

return

swap’

An

instrument

whereby

the

seller

of

pro

tection

receives

the

full

return

of

the

asset,

including

both

the

income
and

change

in

the

capital

value

of

the

asset.

The

buyer

of

the

protection

in

return

receives

a

predetermined

amount.

Glossary

of

Terms

Barclays

Bank

PLC

67

‘Total

balances

on

forbearance

programmes

coverage

ratio’

Impairment

allowance

held

against

Forbearance

balances

expressed

as
a

percentage

of

balance

in

forbearance.
‘Traded

Market

Risk’
The

risk

of

a

reduction

to

earnings

or

capital

due

to

volatility

of

trading

book

positions.

‘Trading

book’
All

positions

in

financial

instruments

and

commodities

held

by

an

institution

either

with

trading

intent,

or

in

order

to
hedge

positions

held

with

trading

intent.
‘Traditional

Securitisation

Transactions’

Securitisation

transactions

in

which

an

underlying

pool

of

assets

generates

cash

flows

to
service

payments

to

investors.
‘Transitional’

When

a

measure

is

presented

or

described

as

being

on

a

transitional

basis,

it

is

calculated

in

accordance

with

the
transitional

provisions

set

out

in

Part

Ten

of

CRR.
‘Treasury

and

Capital

Risk’

This

comprises

of

Liquidity

Risk,

Capital

Risk

and

Interest

Rate

Risk

in

the

Banking

Book.
‘Twelve

month

expected

credit

losses’

The

portion

of

the

lifetime

ECL

arising

if

default

occurs

within

12

months

of

the

reporting
date

(or

shorter

period

if

the

expected

life

is

less

than

12

months),

weighted

by

the

probability

of

said

default

occurring.
‘Twelve

month

PD’

The

likelihood

of

accounts

entering

default

within

12

months

of

the

reporting

date.
‘Unencumbered’

Assets

not

used

to

secure

liabilities

or

otherwise

pledged.

‘United

Kingdom

(UK)’

Geographic

segment

where

Barclays

Bank

Group

operates

comprising

the

UK.

Also

see

‘Europe’.

‘UK

Bank

levy’

A

levy

that

applies

to

UK

banks,

building

societies

and

the

UK

operations

of

foreign

banks.

The

levy

is

payable

based
on

a

percentage

of

the

chargeable

equity

and

liabilities

of

the

bank

on

its

balance

sheet

date.

‘UK

leverage

exposure’
Is

calculated

as

per

the

PRA

rulebook,

where

the

exposure

calculation

also

includes

the

FPC’s
recommendation

to

allow

banks

to

exclude

claims

on

the

central

bank

from

the

calculation

of

the

leverage

exposure

measure,

as
long

as

these

are

matched

by

deposits

denominated

in

the

same

currency

and

of

identical

or

longer

maturity.
‘UK

levera

ge

ratio’
As

per

the

PRA

rulebook,

means

a

bank’s

tier

1

capital

divided

by

its

total

exposure

measure,

with

this

ratio
expressed

as

a

percentage.
‘Unfunded

credit

protection’

Is

a

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an
institution

derives

from

the

obligation

of

a

third

party

to

pay

an

amount

in

the

event

of

the

default

of

the

borrower

or

the
occurrence

of

other

specified

credit

events.
‘US

Partner

Portfolio’

Co-branded

credit

card

programs

with

comp

anies

across

various

sectors

including

travel,

entertainment,
retail

and

financial

sectors.

‘US

Residential

Mortgages’

Securities

that

represent

interests

in

a

group

of

US

residential

mortgages.

‘Valuation

weighted

Loan

to

Value

(LTV)

Ratio’

In

the

contex

t

of

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating

marked

to

market

LTVs

derived

by

comparing

total

outstanding

balance

and

the

value

of

total

collateral

we

hold

against
these

balances.

Valuation

weighted

loan

to

value

is

calculated

using

the

following

formula:

LTV

=

total

outstandings

in
portfolio/total

property

values

of

total

outstandings

in

portfolio.
‘Value

at

Risk

(VaR)’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

confidence
level

and

within

a

specific

timeframe.
‘Weighted

off

balance

sheet

commitments’

Regulatory

add-ons

to

the

leverage

exposure

measure

based

on

credit

conversion
factors

used

in

the

Standardised

Approach

to

credit

risk.
‘Wholesale

loans’

/

‘lending’

Lending

to

larger

businesses,

financial

institutions

and

sovereign

entities.

Glossary

of

Terms

Barclays

Bank

PLC

68

‘Write

-off

(gross)’

The

point

where

it

is

determined

that

an

asset

is

irrecov

erable,

or

it

is

no

longer

considered

economically

viable
to

try

to

recover

the

asset

or

it

is

deemed

immaterial

or

full

and

final

settlement

is

reached

and

the

shortfall

written

off.

In

the
event

of

write-off,

the

customer

balance

is

removed

from

the

balance

sheet

and

the

impairment

allowance

held

against

the

asset

is
released.

Net

write-offs

represent

gross

write-offs

less

post

write

-

off

recoveries.

‘Wrong

-way

risk’
Arises,

in

a

trading

exposure,

when

there

is

significant

correlation

between

the

underlying

asset

and

the
counterparty,

which

in

the

event

of

default

would

lead

to

a

significant

mark

to

market

loss.

When

assessing

the

credit

exposure

of

a
wrong

-way

trade,

analysts

take

into

account

the

correlation

between

the

counterparty

and

the

underlying

asset

as

part

of

the
sanctioning

process.